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As filed with the Securities and Exchange Commission on May 16, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VOUGHT AIRCRAFT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	3728	80-0183704
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

201 East John Carpenter Freeway
Tower 1, Suite 900
Irving, TX 75062
(972) 946-2011
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

ELMER L. DOTY
President and Chief Executive Officer
201 East John Carpenter Freeway
Tower 1, Suite 900
Irving, TX 75062
(972) 946-2011
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
MARC D. JAFFE, ESQ. PATRICK H. SHANNON, ESQ. JASON M. LICHT, ESQ. Latham & Watkins LLP 555 11th Street, NW, Suite 1000 Washington, DC 20004 (202) 637-2200	KEVIN P. MCGLINCHEY, ESQ. Vought Aircraft Industries, Inc. 201 East John Carpenter Freeway Tower 1, Suite 900 Irving, TX 75062 (972) 946-2011	JOHN H. COBB, ESQ. Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, NY 10005-1413 (212) 530-5100

         Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(a)(b)	Amount of Registration Fee

Common stock, $0.01 par value	$250,000,000	$9,825

(a)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

(b)
Including additional shares of common stock that may be purchased by the underwriters.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 16, 2008

PROSPECTUS

                           Shares

VOUGHT AIRCRAFT HOLDINGS, INC.

Common Stock

This is the initial public offering of the common stock of Vought Aircraft Holdings, Inc. We are offering                     shares of our common stock and the selling stockholders identified in this prospectus are offering                     shares. We will not receive any proceeds from the sale of shares held by the selling stockholders. No public market currently exists for our common stock.

We intend to apply to list our common stock on The New York Stock Exchange under the symbol "VTC." We anticipate that the initial public offering price will be between $        and $        per share.

Investing in our common stock involves risks. See "Risk Factors"
beginning on page 16 of this prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

We and the selling stockholders have granted the underwriters a 30-day option to purchase an additional                   and                   shares of common stock, respectively, on the same terms and conditions set forth above if the underwriters sell more than                         shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2008.

LEHMAN BROTHERS	GOLDMAN, SACHS & CO.	JPMORGAN

                     , 2008

[INSIDE FRONT COVER]

[Artwork to come]

        You should rely only on the information contained in this prospectus and any free-writing prospectuses that we authorize to be distributed to you. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock, and we have no duty to update this information. Our business, financial conditions, results of operations and prospects may have changed since that date.

        Unless otherwise indicated, information contained in this prospectus concerning the aerospace industry and the related market, including our general expectations and market position, market opportunity and market share, is based on information from independent industry analysts and third party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third party sources, as well as our own management's experience in the industry, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. None of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. Our estimates have not been verified by any independent source, and we have not independently verified any third party information. In addition, while we believe information regarding our market position, market opportunity and market share included in this prospectus is generally reliable, such information is inherently imprecise. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

        Until and including                    , 2008, 25 days after the commencement of this offering, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section describing the risks of investing in our common stock under the caption "Risk Factors" and our consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision. Some of the statements in this summary constitute forward-looking statements. For more information, please see "Special Note Regarding Forward-Looking Statements." Except as otherwise indicated or unless the context requires otherwise, the terms "Vought," the "Company," "we," "our" and "us" refer to Vought Aircraft Holdings, Inc. together with each of its subsidiaries after giving effect to the merger described in the first bullet of the second paragraph on page 10 of this prospectus.

Our Company

Overview

        We are a leading global manufacturer of aerostructure products for commercial, military and business jet aircraft. We develop and manufacture a wide range of complex aerostructures such as fuselages, wing and tail assemblies, engine nacelles, flight control surfaces as well as helicopter cabins. Our diverse and long-standing customer base consists of the leading aerospace original equipment manufacturers, or OEMs, including Airbus, Bell Helicopter, Boeing, Cessna, Gulfstream, Hawker Beechcraft, Lockheed Martin, Northrop Grumman and Sikorsky, as well as the U.S. Air Force. We believe that our new product and program development expertise, engineering and composite capabilities, the importance of the products we supply and the advanced manufacturing capabilities we offer make us a critical partner to our customers. We collaborate with our customers and use the latest technologies to address their needs for complex, highly engineered aerostructure components and subsystems. Our products are used on many of the largest and longest running programs in the aerospace industry, including the Airbus 330/340, Boeing 747, 767, 777 and C-17 Globemaster III, Lockheed Martin C-130, Gulfstream IV and V families of aircraft, as well as significant derivative aircraft programs such as the 747-8. We are also a key supplier to our customers on newer platforms with high growth potential such as the Boeing 787 Dreamliner, Global Hawk unmanned aerial vehicle ("UAV"), V-22 Osprey, H-60 series of helicopters, which we refer to as Black Hawk, and the recently awarded KC-45A military tanker program.

        We have a diverse revenue base with sales to the commercial, military and business jet markets representing 49%, 33% and 18% of our 2007 total revenues, respectively. Most of our 2007 revenues were generated under long-term contracts and nearly 90% of our 2007 revenues were generated on programs on which we are the sole-source provider. Our customers typically place orders well in advance of required deliveries, which gives us considerable visibility with respect to our future revenues. These advance orders also generally create a significant backlog for us, which was approximately $3.4 billion and $3.9 billion at December 31, 2007 and March 30, 2008, respectively. Our calculation of backlog includes only firm orders for commercial and business jet programs and funded orders for government programs, which causes our backlog to be substantially lower than the estimated aggregate dollar value of our contracts and may not be comparable to others in the industry. From 2005 to 2007, our revenue grew at a compound annual growth rate of approximately 12% to $1,625.5 million for the year ended December 31, 2007.

        We have significant technological and engineering expertise with the latest generation of composite materials, which we believe was a key factor in our selection as one of the primary structural partners for the 787. The 787 is Boeing's new composite commercial wide body program and we play a key role in this program as the designer and supplier of a significant portion of the 787 fuselage. Since the 787 program was launched in April 2004, Boeing has received over 890 orders from more than 50 customers worldwide, making it the fastest-selling new commercial aircraft in history.

        The following table summarizes our major programs.

Customer / Aircraft	Main Products	Sole-Source(1)	Year Program Commenced(2)
	Commercial Aircraft
Airbus
A330/340	Upper skin panel assemblies, center spar and midrear spar, mid and outboard leading edge assemblies	✓	1988
A340-500/600	Upper skin panel, stringers, center spar and midrear spar, mid and outboard leading edge assemblies	✓	1998
Boeing
747	Fuselage panels and empennage (vertical stabilizer, horizontal stabilizer, aft body section)	✓	1966
767	Wing center section, horizontal stabilizer and aft fuselage section	✓	1980
777	Inboard flaps, spoilers and spare requirements	✓	1993
787	Composite aft fuselage and integrated systems	✓	2005
	Military Aircraft
Airbus
KC-45A(3)	Upper skin panel assemblies, center spar and midrear spar, mid and outboard leading edge assemblies	✓	1988
Bell/Boeing
V-22 Osprey	Fuselage skin panels, empennage and ramp door assemblies	✓	1993
Boeing
C-17 Globemaster III	Empennage and nacelle components	✓	1983
Lockheed Martin
C-130J Hercules	Empennage	✓	1953
Northrop Grumman
E-2 Hawkeye	Bond assemblies, detail fabrication and machine parts for outer wing panels and fuselage	✓	2000
Global Hawk	Integrated composite wing	✓	1999
Sikorsky
H-60 Black Hawk	Cabin structure		2004
U.S. Air Force
C-5 Galaxy	Flaps, slats, elevators, wing tips and panels	✓	2002
	Business Jet Aircraft
Cessna
Citation X	Upper and lower wing skin assemblies	✓	1992
Gulfstream
Gulfstream IV Family	Nacelle components and wing boxes	✓	1983
Gulfstream V Family	Integrated wings	✓	1993
Hawker Beechcraft
Hawker 800	Nacelle components	✓	1981

(1)
Indicates programs where we are currently the sole provider of the structures we provide for that program.

(2)
Indicates approximate year in which we began supporting the program.

(3)
The work we perform on the KC-45A is expected to be through our commercial agreement with Airbus on the A330. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments."

Industry Overview

        We estimate that the global market for aerostructures generated approximately $28 billion of total sales in 2007. Demand for the aerostructures we produce is largely driven by aircraft build rates, which are, in turn, driven by demand for new aircraft. This demand is influenced by market and economic trends within the commercial, military and business jet markets. The following provides an overview of the major growth drivers and current trends in each of these markets.

  •
  Commercial Aircraft.  Demand for new commercial aircraft is driven by many factors, including general economic conditions, passenger and cargo air traffic, airline profitability, the introduction of new aircraft models, and the availability and profile of used aircraft. The primary manufacturers of large commercial aircraft are Airbus and Boeing, both of which have projected that the number of commercial and freighter aircraft in service will more than double from 2006 to 2026. The order book, which was reported by the commercial OEMs to be more than 7,450 aircraft as of December 31, 2007, suggests that deliveries will continue at historically high levels well into the next decade. According to Airline Monitor, net orders for commercial aircraft from Boeing and Airbus reached an all-time high of 2,863 in 2007, up 55% from 1,848 in 2006. Airline Monitor estimates that total deliveries of Boeing and Airbus commercial aircraft will increase 13% from 2007 levels to 1,005 in 2008 and average over 1,100 aircraft per year over the next five years. Furthermore, deliveries of wide body aircraft (Boeing 747, 767, 777 and 787 and Airbus A330/A340 and A380), which represented 94% of our revenue from the commercial market in 2007, are forecasted to grow at a CAGR of approximately 11% over the next five years.

  •
  Military Aircraft.  Demand for new military aircraft in the U.S. is driven by the national defense budget, procurement funding decisions, geopolitical conditions worldwide and current operational use of the existing fleet. In February 2008, President Bush proposed a $183.8 billion Fiscal Year (FY) 2009 procurement defense budget, which represents an increase of approximately 17% from the FY 2007 procurement defense budget, not including emergency supplemental appropriations. Due to the current and anticipated pace of military operations in the Middle East and the U.S. military's need to more rapidly repair or replace its existing fleet of equipment, we expect that spending for defense procurement should remain robust for at least the next several years. We are well positioned as a key supplier on some of the most important military aircraft platforms such as the C-17, Black Hawk, Global Hawk and V-22 Osprey.

  •
  Business Jet Aircraft.  Demand for new business jet aircraft is driven by long-term economic expansion, corporate profitability, the increasing inconvenience of commercial airline travel, growing international acceptance and demand for business jet travel, increased fractional ownership and the introduction of new aircraft models. 2007 was a record year for business jet shipment and billings. According to the General Aviation Manufacturers Association, business jet deliveries increased 28% to 1,138 in 2007 from 886 in 2006. With aggregate orders during 2006 and 2007 exceeding 3,000 aircraft, we believe business jet deliveries will remain strong over the next several years. Honeywell Aerospace, in its 2007 Business Aviation Outlook, estimates that business jet deliveries will average greater than 1,300 aircraft per year over the next five years. As a major supplier to the top-selling Gulfstream IV and V families of aircraft, Citation X and Hawker 800 programs, we believe we are well positioned in key segments of the business jet market.

        In addition to the trends discussed above, we believe that the continuing escalation of fuel prices will necessitate the introduction of more fuel efficient aircraft, such as the 787, at a faster rate than previously forecasted and therefore support continued strong demand for our products. We also expect the use of lighter composite structures in aircraft production, including those we manufacture, to continue to grow as both OEMs and airlines focus on lowering overall aircraft weight to reduce fuel consumption as well as reducing other operating costs. For example, the 787, as measured by weight, is comprised of approximately 50% composite materials as compared to older generation Boeing and Airbus commercial aircraft, which generally contain less than 15% composite materials. We believe the Airbus A350-XWB, which is scheduled for introduction in 2013, will also be comprised of at least 50% composite materials.

        We believe aircraft OEMs sourced approximately 50% of their aerostructure needs from independent providers in 2007. We believe this percentage will increase in the future as commercial, military and business jet OEMs increasingly rely on independent providers who have a proven track record and the required technical expertise to provide more of the OEM's design, engineering and manufacturing needs.

Competitive Strengths

        Our competitive strengths include:

        Leading, Diversified Position in the Growing Aerostructures Market.    We are a leading global manufacturer of aerostructures with a diverse mix of programs serving the commercial, military and business jet markets. Of our $1,625.5 million in total revenue for 2007, $794.5 million, $530.0 million and $301.0 million were derived from sales to the commercial, military and business jet markets, respectively. We manufacture aerostructures for Boeing and Airbus, the world's leading commercial aircraft OEMs. We also provide aerostructures for a variety of military aircraft platforms utilized by all branches of the U.S. military, including transport, tanker, surveillance, rotor aircraft and UAVs. Our business jet customers include some of the largest business jet aircraft manufacturers worldwide such as Cessna, Gulfstream and Hawker Beechcraft.

        Sole-Source Provider on High Volume, Long-Lived Commercial Platforms.    We are a market leader on many long-lived commercial programs and are well positioned to capitalize on future growth in these established programs and other new program launches. Approximately 86% of our 2007 revenues from commercial programs were generated on programs on which we are the sole-source provider. We have a long history of new program development and have played a key role in the development of many of today's most important commercial legacy platforms including the 747, 767, 777 and A330/340 since their inceptions in 1966, 1980, 1993 and 1988, respectively. The success of these and other legacy programs provides a strong foundation for our business and positions us well for future growth on new programs and derivatives that are currently in development. For example, we have extended our participation in the 747 program with the new 747-8 derivative, which is currently under development. We also have a significant role in the design and manufacturing of the 787, which is expected to be a long-lived program with multiple derivative models.

        Strong Incumbent Position on Key Long-Lived Military Programs.    We have a long history serving a diverse range of military aircraft programs, with particular strength in fixed-wing transport and rotor aircraft. We are the sole-source provider for all of the structures that we provide under our military programs other than the Black Hawk program. We have been a key supplier to the C-130 program since its inception in 1953 and the C-17 Globemaster III since its inception in 1983. We are also a key provider on newer military programs with high growth potential such as the V-22 Osprey, Global Hawk and Black Hawk. Our key customers in the military market are Boeing, Bell Helicopter, Lockheed Martin, Northrop Grumman, Sikorsky and the U.S. Air Force.

        Attractive Business Model.    Our business model has several attractive features, including:

  •
  Strong, Stable Cash Flow From Legacy Programs.  Revenue from legacy aircraft programs, such as the C-17, 747, 767, 777 and A330/340, which require only moderate capital expenditures to support current delivery rates, provides us with a source of strong, recurring cash flow.

  •
  Significant Revenue Visibility.  Most of our 2007 revenues were generated under long-term contracts and nearly 90% of our 2007 revenues were generated from programs on which we are the sole-source provider. Our customers typically place orders well in advance of required deliveries, which gives us considerable visibility with respect to our future revenues. These advance orders also generally create a significant backlog for us, which was approximately $3.4 billion and $3.9 billion at December 31, 2007 and March 30, 2008, respectively.

  •
  Opportunity to Participate on Next Generation Aircraft.  Our long history with our customers and our engineering, design and technology expertise positions us to be a key aerostructures provider for new aircraft, such as the 787, and to provide aerostructures on future derivatives of existing programs, such as the 747-8. We believe we are well positioned to compete for new business on next generation commercial wide body, narrow body, regional jet, business jet and military programs.

        Advanced Manufacturing and Technical Capabilities.    We are a leading global manufacturer of some of the largest and most technologically advanced parts and assemblies for a diverse range of aircraft. Our capabilities include precision assembly techniques, automated assembly processes and large-bed machining and the fabrication of large composite fiber reinforced parts. As a key program partner on the 787 program, we have enhanced our industry-leading capability in the design, manufacturing and integration of complex composite structures. Our systems integration capabilities and ability to support challenging new aircraft schedules with cost-effective design and manufacturing solutions makes us a preferred partner for our OEM customers. These advanced capabilities are integral to our ability to continue to create innovative products and services for current and next generation aircraft programs.

        High Barriers to Entry with High Switching Costs for Customers.    It would be challenging for new competitors to enter the aerostructures market due to the significant time and capital expenditures necessary to develop the capabilities to design, manufacture, test and certify aerostructure parts and assemblies. When competing for contract awards, new entrants would be required to make substantial up-front investment as well as develop and demonstrate sophisticated manufacturing expertise and experienced-based industry and aircraft program knowledge. Furthermore, aerostructure manufacturers must have extensive certifications and approvals from customers and government regulators, such as the Defense Contract Management Agency and the FAA. Additionally, due to the risk of serious production delays from switching suppliers and the high cost of additional testing and certification, we believe that OEMs are unlikely to change an aerostructure supplier after initial manufacturing contracts have been awarded.

        Strong and Experienced Management Team.    We have an experienced and proven management team with an average of over 23 years of aerospace and defense industry experience. This management team has been responsible for the successful revenue growth and cost reduction initiatives that have driven our increased productivity and profitability over the past two years.

Business Strategy

        We intend to capitalize on our position as a leading global aerostructures manufacturer and on the expected long-term growth in the commercial, military and business jet markets. Specifically, we intend to:

        Enhance our Position as a Strategic and Valued Partner to our Customers.    We will focus on strengthening our customer relationships and expanding our market opportunities by partnering with our OEM customers on their current and future aircraft platforms. We strive to be our customers' most valued partner through excellence in our product and process technologies and by providing access to modern and efficient production facilities. We expect to continue to improve our manufacturing efficiencies, continually making operational and process upgrades to maintain the highest standards of quality and on-time delivery.

        Leverage Our Long History and Expertise Across Our Diverse Markets.    We intend to increase our sales to new and existing customers across the commercial, military and business jet markets by capitalizing on opportunities on existing platforms as well as on future derivative and next generation programs. We believe that we are well positioned to win additional business given the breadth of our customer relationships, capabilities and experience, and our quality of service and support.

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  Legacy Programs:  With deliveries of mature commercial and business jet programs forecast to increase over the next several years, we believe we have the capability to accommodate higher production rates from our customers. We also believe we have the capability to meet the future production needs of our military OEM customers and the U.S. Air Force.

  •
  Derivative Programs:  We intend to utilize our incumbent position on existing programs to provide aerostructures on future derivative programs such as the Boeing 747-8 and any future derivative programs of the 787.

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  Next Generation Programs:  Next generation aircraft programs will rely to a greater extent on streamlined assembly methods, advances in composite materials and increased outsourcing. We believe we are well positioned to participate in these programs, which will include next generation versions of U.S. military aircraft, narrow and wide body commercial aircraft and business jets. We believe we have developed certain distinguishing capabilities through our historical and current military programs, including the C-17, Global Hawk and V-22, which we intend to leverage in our pursuit of future military business.

        Continue to Provide Advanced Products and Technologies.    We place a high priority on the ongoing technological development and application of our products and services. Our commitment to innovation is evidenced by the significant investment we have made in new program initiatives. We believe this important investment has made us an industry leader in technology and new product development, strengthened our customer relationships and positions us to generate new business on existing and future programs.

        Continue Operational Improvements.    We will continue to implement the best operational practices that have already resulted in significant operational improvements and increased profitability over the last two years. These best operational practices are institutionalized as part of what we refer to as the Vought Operating System, which is now implemented in all of our facilities to drive operational improvements.

        Selectively Pursue Acquisitions.    We intend to selectively pursue acquisition opportunities that fit our business strategy, in particular opportunities that will further enhance and diversify our program portfolio as well as provide further technological differentiation.

Recent Developments

Program Developments

        On January 22, 2008, we signed a five-year contract with Sikorsky Aircraft Corp. to manufacture cabin structures for three variants of the H-60 Black Hawk helicopter program. The estimated contract value is approximately $600 million for deliveries through 2012.

        On March 3, 2008, the U.S. Air Force announced that the Northrop Grumman/EADS entrant was selected for the KC-45A tanker program, the replacement for the KC-135, and that the modernization will be based on a modified version of the Airbus A330 airframe. Boeing has filed a protest regarding the failure of the U.S. Air Force to select the Boeing entry in that competition, which is based on a modified version of the Boeing 767 airframe. We currently produce structures on both the A330 and Boeing 767 aircraft.

        On March 26, 2008, we entered into an agreement to sell our equity interest in Global Aeronautica, LLC, our joint venture with Alenia North America that provides integration and assembly of major components of the fuselage and performs related testing activities for the 787, to Boeing. The production operations related to Global Aeronautica are based in a facility adjacent to our facility in South Carolina where we manufacture the aft fuselage section of the 787. We expect the closing to occur during 2008, however, the purchase agreement is subject to regulatory approval and other customary closing conditions. Our agreement to provide the aft fuselage section of the 787 will be unaffected by the sale of our equity interest in Global Aeronautica. We intend to use the cash proceeds of the sale to fund working capital and for general corporate purposes.

        On April 2, 2008, we signed a multi-year contract with Bell Helicopter to manufacture the empennage, ramp and ramp door for the V-22 Osprey. We estimate the contract value to be approximately $400 million for deliveries through 2013.

        On April 9, 2008, Boeing announced that initial deliveries of the 787 program have been rescheduled to the third quarter of 2009 rather than early 2009. Subsequent to this announcement Boeing provided us an updated delivery schedule, which reduces the number of deliveries we will make to them in the near-term. See "Risk Factors — Our business depends, in large part, on the future sales of the Boeing 787 program and further delays in the delivery schedule and renegotiation of contract terms for the 787 program could have a material adverse effect on our financial condition, results of operations and cash flows."

        On April 11, 2008, Boeing announced they would authorize their suppliers to initiate orders for long lead materials for 20 C-17 aircraft in addition to the 10 previously authorized. To date we have received authorization from Boeing to initiate long lead orders for a total of 15 aircraft. See "Risk Factors — A decline in the U.S. defense budget or change in funding priorities may reduce demand for our customer's military aircraft and reduce our sales of products used on military aircraft."

Senior Credit Facilities

        On May 6, 2008, we entered into a joinder agreement whereby the lenders thereunder agreed to fund an incremental facility (the "Incremental Facility"), pursuant to which we borrowed an additional $200.0 million of term loans under our existing senior credit facilities. We received proceeds, net of fees and expenses, of approximately $184.8 million from the Incremental Facility, which we expect to use for general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Company Information

        Our heritage as an aircraft manufacturer extends to the company founded in 1917 by aviation pioneer Chance Milton Vought. From 1994 to 2000, we operated as Northrop Grumman's commercial aircraft division. Vought was formed in 2000 in connection with The Carlyle Group's acquisition of Northrop Grumman's aerostructures business. In July 2003, we purchased The Aerostructures Corp, with manufacturing sites in Nashville, Tennessee; Brea, California; and Everett, Washington. We are a Delaware corporation with our principal executive offices located at 201 East John Carpenter Freeway, Tower 1, Suite 900, Irving, TX 75062, and we perform production work at sites throughout the United States, including California, Texas, Georgia, Tennessee, Florida, South Carolina and Washington. Our telephone number at our principal executive offices is (972) 946-2011. Our website address is www.voughtaircraft.com. Information contained on our website is not part of this prospectus and is not incorporated in this prospectus by reference.

        Vought Aircraft Holdings, Inc., a Delaware corporation, was incorporated on May 12, 2008. Following the consummation of the merger described in the first bullet of the second paragraph on page 10, we will become the parent corporation of Vought Aircraft Industries, Inc. ("VAI"). All historical financial data presented in this prospectus is of VAI, the stock of which will be our only asset after giving effect to the merger described above.

Our Principal Equity Investor

        Prior to this offering, private equity investment funds affiliated with Carlyle own approximately 90% of our fully diluted equity. Upon completion of this offering, Carlyle entities will beneficially own an aggregate of approximately    % of our common stock and    % of our combined voting power, in each case on a fully diluted basis. See "Principal and Selling Stockholders."

        Carlyle is a global private equity firm with $81.1 billion under management and current investments in more than 200 companies. Carlyle invests globally in buyouts, venture and growth capital, real estate and leveraged finance, with a presence in North America, Asia, Europe, Australia, South America, and North Africa. Its investments focus principally on the aerospace and defense, automotive and transportation, consumer and retail, energy and power, financial services, healthcare, industrial, real estate, technology and business services, telecommunications and media industries. Since 1987, the firm has invested $43.0 billion of equity in 774 transactions. Carlyle employs more than 1,000 people in 21 countries.

THE OFFERING

Common stock offered by us	Shares
Common stock offered by the selling stockholders	Shares
Common stock to be outstanding after the offering	Shares
Option to purchase additional shares
The underwriters have an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to shares of common stock from us and shares of common stock from the selling stockholders at the public offering price less underwriting discounts and commissions.
Use of proceeds
Based on an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus, we estimate that our net proceeds from this offering will be approximately $ million. We intend to use approximately $ million of the net proceeds from this offering to repay borrowings under our senior credit facilities, which bear interest at a variable rate (7.09% at March 30, 2008) and mature on December 22, 2011, and for working capital and general corporate purposes. We will not receive any proceeds from the sale of common stock to be sold by the selling stockholders in this offering. See "Use of Proceeds."
Dividend policy
We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors.
Proposed New York Stock Exchange symbol	We intend to apply to list our common stock on The New York Stock Exchange under the symbol "VTC."
Risk factors
Investing in our common stock involves certain risks. See the risk factors described under the heading "Risk Factors" beginning on page 16 of this prospectus and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

        The number of shares of common stock to be outstanding after this offering is based on 24,783,756 shares of common stock outstanding as of March 30, 2008. Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering disclosed in this prospectus excludes:

  •
  646,470 shares of common stock issuable upon the exercise of stock options outstanding as of March 30, 2008, which have a weighted average exercise price of $14.66 per share;

  •
  598,421 shares of our common stock issuable upon conversion of outstanding restricted stock units as of March 30, 2008, granted under our stock option and equity incentive awards plans;

  •
  549,742 shares of our common stock issuable upon exercise of stock appreciation rights outstanding at March 30, 2008, based on a fair market value of $23.85 per share; and

  •
  1,914,177 shares of common stock reserved for future issuance under our stock option and equity incentive award plans.

        Except as otherwise indicated, all information contained in this prospectus:

  •
  gives effect to the merger of a wholly owned subsidiary of Vought Aircraft Holdings, Inc. with VAI, such that VAI will become a wholly owned subsidiary of Vought Aircraft Holdings, Inc. and all holders of capital stock of VAI will become holders of capital stock of Vought Aircraft Holdings, Inc.;

  •
  gives effect to the recomposition of the board of directors of Vought Aircraft Holdings, Inc. and the replacement of its executive officers, such that after giving effect to the merger described above, the current directors and officers of VAI will hold the same positions in Vought Aircraft Holdings, Inc.;

  •
  gives effect to a    -for-    stock split of our common stock to be effected immediately prior to the closing of this offering;

  •
  gives effect to amendments to our certificate of incorporation and bylaws that will become effective upon completion of this offering;

  •
  assumes an initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus; and

  •
  assumes no exercise of the underwriters' option to purchase                  additional shares of our common stock.

        All historical financial data presented in this prospectus is of VAI, the stock of which will be our only asset after giving effect to the merger described above.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        We derived the summary consolidated financial data presented below for each of the three years ended December 31, 2005, 2006 and 2007 from VAI's audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data presented below for the three months ended April 1, 2007 and March 30, 2008, have been derived from VAI's interim unaudited condensed consolidated financial statements included elsewhere in this prospectus. VAI's historical results are not necessarily indicative of future operating results. Certain prior period amounts have been reclassified to conform to the current year presentation. See Note 5 to VAI's annual consolidated financial statements for a further discussion of the reclassifications. You should read the information set forth below in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and VAI's consolidated financial statements and their related notes included elsewhere in this prospectus.

				Three Months Ended
	Year Ended December 31,
				April 1, 2007	March 30, 2008
	2005	2006	2007
	(dollars in millions, except per share data)
Statement of Operations:
Revenue	$1,297.2	$1,550.9	$1,625.5	$380.7	$425.4
Costs and expenses:
Cost of sales	1,231.8	1,274.2	1,269.3	292.5	326.3
Selling, general and administrative expenses(1)	234.2	236.0	246.7	54.0	54.3
Impairment charge	5.9	9.0	—	—	—

Total costs and expenses	1,471.9	1,519.2	1,516.0	346.5	380.6

Operating income (loss)	(174.7)	31.7	109.5	34.2	44.8
Other expenses:
Interest expense, net(2)	51.3	63.1	59.0	14.6	15.7
Other loss	0.3	0.5	0.1	0.1	—
Equity in loss of joint venture(3)	3.4	6.7	4.0	0.3	0.4

Income (loss) before income taxes	(229.7)	(38.6)	46.4	19.2	28.7
Income tax expense (benefit)	—	(1.9)	0.1	—	—

Net income (loss)	$(229.7)	$(36.7)	$46.3	$19.2	$28.7

Earnings Per Share:
Basic	$(9.30)	$(1.49)	$1.87	$0.78	$1.15
Diluted	(9.30)	(1.49)	1.84	0.77	1.11
Weighted Average Shares Outstanding:
Basic	24.7	24.6	24.7	24.6	25.0
Diluted	24.7	24.6	25.2	24.9	25.9
Cash Flow Data:
Cash flow provided by (used in) operating activities	$(65.0)	$172.8	$34.2	$19.8	$(15.2)
Cash flow used in investing activities	(152.1)	(102.7)	(49.6)	(22.0)	(19.0)
Cash flow provided by (used in) financing activities	98.3	13.2	(2.4)	(1.2)	—
Capital expenditures	147.1	115.4	57.4	17.5	19.0
Other Financial Data:
EBITDA(4)	$(110.4)	$80.1	$166.1	$48.1	$59.6
Adjusted EBITDA(5)	180.1	184.5	277.4	74.2	79.3

        The pro forma, as adjusted balance sheet data set forth below gives effect to the net proceeds to us from the sale of                    shares of our common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus, the use of a portion of our net proceeds from this offering to repay borrowings under our senior credit facilities as described in "Use of Proceeds" and the additional borrowings of $200.0 million under our Incremental Facility as if each had occurred on March 30, 2008.

	As of March 30, 2008
	Actual	Pro Forma, As Adjusted
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$41.4	$
Accounts receivable, net	138.4
Inventories, net	358.5
Property, plant and equipment, net	513.3
Total assets	1,645.2
Total debt	683.0
Stockholders' deficit	(629.1)

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total assets, total debt and stockholders' equity (deficit) by $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts commissions and estimated offering expenses payable by us.

(1)
During the fourth quarter of 2005, we recorded stock compensation income of $6.4 million included in general and administrative expenses to reflect the impact of an estimated decrease in the fair value of our common stock related to non-recourse notes previously issued to officers for stock purchases and decreased deferred compensation liability. In 2006, 2007 and the three months ended April 1, 2007 and March 30, 2008, we recorded stock compensation expense of $3.0 million, $5.2 million, $0.7 million and $0.6 million, respectively. See the notes to our consolidated financial statements included elsewhere in this prospectus for a further discussion on stock-based compensation.

(2)
Interest expense, net, reflects interest income and expense, and includes the effects of interest rate swaps and amortization of capitalized debt origination costs.

(3)
In April 2005, we entered into a joint venture agreement with Alenia for a 50% equity interest in Global Aeronautica. Global Aeronautica integrates major components of the fuselage and performs related testing activities for the 787. On March 26, 2008, we entered into an agreement to sell our equity interest in Global Aeronautica to Boeing. We expect this transaction will be consummated during 2008 and that following consummation of the sale, our results of operations will no longer be impacted by this joint venture.

(4)
EBITDA is a non-GAAP financial measure that represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we believe it is a useful indicator of our operating performance. Our management believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to measure a company's operating performance without regard to items such as interest and debt expense, income tax expense and depreciation and amortization, which can vary substantially from company to company depending upon, among other things, accounting methods, book value of assets, capital structure and the method by which assets are acquired. We also believe EBITDA is useful to our management and investors as a measure of comparative operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance.

  The use of EBITDA as an analytical tool has limitations and you should not consider it in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. Some of these limitations are:

  •
  it does not reflect our significant interest expense, or the cash requirements necessary to service our indebtedness;

  •
  it does not reflect cash requirements for the payment of income taxes when due;

  •
  it does not reflect working capital requirements; and

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements.

  Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as an alternative to net income or cash flow from operations determined in accordance with GAAP. Management compensates for these limitations by not viewing EBITDA in isolation, and specifically by using other GAAP measures, such as net income (loss), revenue and operating income (loss), to measure our operating performance. Our calculation of EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies.

  The following table is a reconciliation of net income (loss) to EBITDA:

	For the Years Ended			Three Months Ended
	December 31, 2005	December 31, 2006	December 31, 2007	April 1, 2007	March 30, 2008
	(in millions)
Net income (loss)	$(229.7)	$(36.7)	$46.3	$19.2	$28.7
Interest expense, net(a)	47.4	59.3	56.0	13.8	14.9
Income tax expense (benefit)	—	(1.9)	0.1	—	—
Depreciation and amortization(a)	71.9	59.4	63.7	15.1	16.0

EBITDA	$(110.4)	$80.1	$166.1	$48.1	$59.6

  (a)
  For the purposes of calculating EBITDA we reflect Interest Expense, net excluding amortization of debt origination cost which is reflected in Depreciation and amortization.

(5)
Adjusted EBITDA is a non-GAAP financial measure that our management uses to assess our compliance with the covenants in our senior credit agreement, our ongoing ability to meet our obligations and manage our levels of indebtedness. Adjusted EBITDA is calculated in accordance with our senior credit agreement and includes adjustments that are material to our operations but that our management does not consider reflective of our ongoing core operations.

  Pursuant to our senior credit agreement Adjusted EBITDA is calculated by making adjustments to our net income (loss) to eliminate the effect of our (1) net income tax expense, (2) net interest expense, (3) any amortization or write-off of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with indebtedness, (4) depreciation and amortization expense, (5) any extraordinary, unusual or non-recurring expenses or losses (including, losses on sales of assets outside of the ordinary course of business, non-recurring expenses associated with the 787 program and certain expenses associated with our facilities consolidation efforts) net of any extraordinary, unusual or non-recurring income or gains, (6) any other non-cash charges, expenses or losses, restructuring and integration costs, (7) stock-option based compensation expenses and (8) all fees and expenses paid pursuant to our Management Agreement with The Carlyle Group. See "Certain Relationships and Related Transactions."

  We believe that each of the adjustments made in order to calculate Adjusted EBITDA is meaningful to investors because it gives them the ability to assess our compliance with the covenants in our senior credit agreement, our ongoing ability to meet our obligations and manage our levels of indebtedness.

  The use of Adjusted EBITDA as an analytical tool has limitations and you should not consider it in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. Some of these limitations are:

  •
  it does not reflect our cash expenditures, or future requirements, for all contractual commitments;

  •
  it does not reflect our significant interest expense, or the cash requirements necessary to service our indebtedness;

  •
  it does not reflect cash requirements for the payment of income taxes when due;

  •
  it does not reflect working capital requirements;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

  •
  it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, but may nonetheless have a material impact on our results of operations.

  Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as an alternative to net income or cash flow from operations determined in accordance with GAAP. Management compensates for these limitations by not viewing Adjusted EBITDA in isolation, and specifically by using other GAAP measures, such as cash flow provided by (used in) operating activities and capital expenditures, to measure our liquidity. Our calculation of Adjusted EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies.

  The following table is a reconciliation of net cash provided by (used in) operating activities to Adjusted EBITDA.

	For the Years Ended			For the Three Months Ended
	December 31, 2005	December 31, 2006	December 31, 2007	April 1, 2007	March 30, 2008
	(in millions)
Net cash provided by (used in) operating activities	$(65.0)	$172.8	$34.2	$19.8	$(15.2)
Interest expense, net	51.3	63.1	59.0	14.6	15.7
Income tax expense (benefit)	—	(1.9)	0.1	—	—
Stock compensation expense	6.4	(3.0)	(5.2)	(0.7)	(0.6)
Equity in losses of joint venture	(3.4)	(6.7)	(4.0)	(0.3)	(0.4)
Loss from asset sales and other losses	(12.7)	(11.4)	(1.8)	(0.4)	(0.3)
Debt amortization costs	(3.1)	(3.1)	(3.1)	(0.8)	(0.8)
Changes in operating assets and liabilities	(83.9)	(129.7)	86.9	15.9	61.2

EBITDA	$(110.4)	$80.1	$166.1	$48.1	$59.6

Non-recurring investment in Boeing 787(a)	65.8	90.1	95.9	23.8	16.5
Unusual charges & other non-recurring program costs(a)	158.4	1.3	6.1	0.6	1.9
Loss on disposal of property, plant and equipment(a)	11.9	10.7	1.9	0.4	0.3
Pension & OPEB curtailment and non-cash expense(a)	50.9	(3.4)	—	—	—
Other(a)	3.5	5.7	7.4	1.3	1.0

Adjusted EBITDA	$180.1	$184.5	$277.4	$74.2	$79.3

(a)
For a description of these adjustments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Non-GAAP Financial Measures."

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Relating to Our Business and Our Industry

Our commercial business is cyclical and sensitive to the profitability of the commercial airline and cargo industries. Our business is, in turn, affected by general economic conditions and global safety considerations.

        We compete in the aerostructures sector of the aerospace industry. While our direct customers are aircraft manufacturers, such as Boeing and Airbus, our business is indirectly affected by the financial condition of the commercial airlines and airfreight companies generally and other economic factors that affect the demand for air transportation. Specifically, our commercial business is dependent on the demand from passenger airlines and airfreight companies for the production of new aircraft by our customers.

        This demand for aircraft is dependent on and influenced by a number of factors including:

  •
  global economic growth, which is a primary factor that both Boeing and Airbus use to forecast future production requirements;

  •
  the ability of the industry to obtain financing for the development of new aircrafts, which is both dependent upon industry profitability and load factors as well as the conditions of the credit market, which can adversely affect the cost and availability of financing for new aircrafts;

  •
  air cargo requirements and airline load factors, which are driven by global economy and international trade volume;

  •
  age and efficiency of the global fleet of active and stored fleet aircraft;

  •
  general public attitudes towards air travel, which have been adversely impacted by events that tend to dramatically and quickly influence the market such as the September 11, 2001 terrorist attacks and later, the SARS outbreak in Asia;

  •
  higher fuel prices, which may impact the airline and cargo industry's short-term profitability as well as drive more rapid fleet renewal to take advantage of newer, more efficient aircraft technologies; and

  •
  fluctuations in the global demand for air travel.

We operate in a highly competitive business environment.

        Competition in the aerostructures segment of the aerospace industry is intense and concentrated. We face substantial competition from the operating units of some of our largest customers, including Airbus, Boeing, Gulfstream, Lockheed Martin, Northrop Grumman, Hawker Beechcraft and Sikorsky. These OEMs may choose not to outsource production of aerostructures due to, among other things, their own direct labor and overhead considerations, capacity utilization at their own facilities and desire to retain critical or core skills. Consequently, traditional factors affecting competition, such as price and quality of service, may not be significant determinants when OEMs decide whether to produce a part in-house or to outsource.

        We also face competition from non-OEM suppliers in each of our product areas. Our principal competitors among aerostructures suppliers include Alenia Aeronautica, Stork Aerospace, Fuji Heavy Industries, Mitsubishi Heavy Industries, GKN Westland Aerospace (U.K.), Kawasaki Heavy Industries, Goodrich Corp., and Spirit AeroSystems. Some of our competitors have greater resources than us, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Providers of aerostructures have traditionally competed on the basis of cost, technology, quality and service. We believe that developing and maintaining a competitive advantage will require continued investment in product development, engineering, supply chain management and sales and marketing, and we may not have enough resources to make the necessary investments to do so. For these reasons, we may not be able to compete successfully in this market or against such competitors. See "Business — Competition."

Large customer concentration may negatively impact revenue, results of operations and cash flows.

        For the years ended December 31, 2005, 2006 and 2007, approximately 70%, 65% and 70% of our revenue, respectively, resulted from sales to Airbus and Boeing for their commercial and military programs. Accordingly, any significant reduction in purchases by Airbus or Boeing would have a material adverse effect on our financial condition, results of operations and cash flows.

Our fixed-price contracts may commit us to unfavorable terms.

        For the year ended December 31, 2007, over 95% of our revenues were derived from fixed-price contracts under which we have agreed to provide structures for a price determined on the date we entered into the contract. Several factors may cause the costs we incur in fulfilling these contracts to vary substantially from our original estimates, and we bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on these contracts. In a fixed-price contract, we must fully absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts. Our failure to anticipate technical problems, estimate delivery reductions, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the profitability of a fixed-price contract or cause significant losses.

        Although we believe that we have recorded adequate provisions in our consolidated financial statements for losses on our fixed-price contracts, as required under accounting principles generally accepted in the United States, our contract loss provisions may not be adequate to cover all actual future losses, which may have a material adverse effect on our financial condition, results of operations and cash flows.

We incur risk associated with new programs that are critical to our future profitability.

        Our recently established programs involving new technologies, such as Boeing 787, typically carry risks associated with design responsibility, development of new production tools, hiring and training of qualified personnel, increased capital and funding commitments, delays in the program schedule, failure of other suppliers to our customer to perform and meet their obligations, ability to meet customer specifications, delivery schedules and unique contractual requirements, supplier performance, ability of the customer to meet its contractual obligations to us, delays in negotiations of certain contractual matters and our ability to accurately estimate costs associated with such programs, which may have a material adverse effect on our financial condition, results of operations and cash flows. In addition to the foregoing risks, our programs covering work moved to us from other companies, such as Sikorsky H-60, carry risks associated with the transfer of technology, knowledge and tooling.

        The success of our business will depend, in large part, on the success of our new programs, such as those mentioned above. We have made and will continue to make significant investments in new programs. However, insufficient demand for those new aircraft, or technological problems or significant delays in the regulatory certification process or manufacturing and delivery schedule for such aircraft, could have a material adverse effect on our financial condition, results of operations and cash flows.

Failure to, or delays in, renegotiation with our customers to finalize or update contract terms or pricing could materially impact our operations.

        Our level of success as an aerostructure supplier is largely dependent on our ability to negotiate favorable contract terms with our customers. Typically, we enter fixed-price contracts with pricing that is determined based on an estimate of our costs and expected margin. However, the actual costs incurred for some projects exceed these estimates. If we are unable to quickly identify loss contracts and renegotiate the pricing or contract terms in a timely manner or at all, our level of profitability could be significantly impacted.

Our business depends, in large part, on the future sales of the Boeing 787 program and further delays in the delivery schedule and renegotiation of contract terms for the 787 program could have a material adverse effect on our financial condition, results of operations and cash flows.

        On April 9, 2008, Boeing announced that initial deliveries of the 787 program have been rescheduled to the third quarter of 2009 rather than early 2009. Subsequent to this announcement Boeing provided us an updated delivery schedule, which reduces the number of deliveries we will make to them in the near-term. This schedule change will reduce our forecasted revenues and negatively impact our future cash flows. If we are unable to effectively manage our costs, work with our suppliers and Boeing to mitigate the impact of this schedule change, or if Boeing makes any additional changes to our schedule, our financial condition, results of operations and cash flows could be materially adversely affected.

        In addition, we continue to negotiate with Boeing regarding the settlement of certain contractual matters related to the 787 program. If we are unable to reach an acceptable agreement with Boeing, in a timely manner, our ability to participate in future derivatives of the 787 program or additional contract modifications requested by Boeing would be limited and our financial condition, results of operations and cash flows could be materially adversely affected.

Current market conditions could impact our ability to access new capital to meet our liquidity needs.

        The capital markets are currently experiencing disruptions, which may have an adverse impact on our ability to access new capital. Current conditions in the debt and equity capital markets include reduced liquidity and increased credit risk premiums for market participants. These conditions increase the cost and reduce the availability of capital and may continue or worsen in the future. Our need for additional working capital is highly dependent on the future requirements of the 787 program. We expect to need additional funding from Boeing or other third party sources to participate in future derivatives of the 787 or additional contract modifications requested by Boeing. There can be no assurance that we will be able to obtain this additional funding.

Financial market conditions may adversely affect our benefit plan assets and materially impact our statement of financial position.

        Our benefit plan assets are invested in a diversified portfolio of investments in both the equity and debt categories, as well as limited investments in real estate and other alternative investments. The current market value of all of these investment categories may be adversely affected by external events and the movements and volatility in the financial markets including such events as the current credit and real estate market conditions. In December 2007, we adopted the recognition and disclosure provisions of SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement

Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This standard requires employers that sponsor defined benefit plans to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation (PBO). As of December 31, 2007, obligations under those plans exceeded the fair value of the assets of the plans by $361.9 million. See Note 14 to our annual consolidated financial statements included elsewhere in this prospectus. A dramatic decrease in the fair value of our plan assets resulting from movements in the financial markets may increase the under-funded status of our plans recorded in our statement of financial position and result in additional cash funding requirements to meet the minimum required funding levels.

A decline in the U.S. defense budget or change of funding priorities may reduce demand for our customers' military aircraft and reduce our sales of products used on military aircraft.

        The U.S. defense budget has fluctuated in recent years, at times resulting in reduced demand for new aircraft and, to a lesser extent, spare parts. In addition, foreign military sales are affected by U.S. Government regulations, foreign government regulations and political uncertainties in the United States and abroad. The U.S. defense budget may continue to fluctuate, and sales of defense related items to foreign governments may decrease. A decline in defense spending could reduce demand for our customers' military aircraft, and thereby reduce sales of our products used on military aircraft.

        We face the risk that the C-17 program could be completed in 2009 after the end of the current contract. However, the FY 2008 Defense Authorization bill includes $2.3 billion to procure eight C-17 aircraft, and while no additional funding has been identified for this program, Boeing has announced that it will provide funding to its suppliers for the production of 30 C-17 aircraft. We have received authorization from Boeing to initiate orders for long lead material for 15 of the 30 aircraft. Additionally, the Senate and House Defense Appropriations Subcommittees have yet to act on the remaining unmarked $126 billion balance of the President's $196 billion emergency supplemental funding request. For 2007, the C-17 program provided the majority of our military revenue and a significant portion of our total revenue. We are taking steps now to realign ourselves in recognition of the possible loss of the program after 2009. The loss of the C-17 program and the failure to win additional work to replace the C-17 program could materially reduce our cash flow and results of operations.

Any significant disruption from key suppliers of raw materials and key components could delay production and decrease revenue.

        We are highly dependent on the availability of essential raw materials such as carbon fiber, aluminum and titanium, and purchased engineered component parts from our suppliers, some of which may be available only from single customer specified sources. Moreover, we are dependent upon the ability of our suppliers to provide raw materials and components that meet our specifications, quality standards and delivery schedules. Our suppliers' failure to provide expected raw materials or component parts could adversely affect production schedules and contract profitability.

        We have from time to time experienced limited interruptions of supply, and we may experience a significant interruption in the future. Our continued supply of raw materials and component parts are subject to a number of risks including:

  •
  the destruction of our suppliers' facilities or their distribution infrastructure;

  •
  a work stoppage or strike by our suppliers' employees;

  •
  the failure of our suppliers to provide raw materials or component parts of the requisite quality;

  •
  the failure of essential equipment at our suppliers' plants;

  •
  the failure or shortage of supply of raw materials to our suppliers;

  •
  contractual amendments and disputes with our suppliers; and

  •
  geopolitical conditions in the global supply base.

        In addition, some contracts with our suppliers for raw materials, component parts and other goods are short-term contracts, which are subject to termination on a relatively short-term basis. The prices of our raw materials and component parts fluctuate depending on market conditions, and substantial increases in prices could increase our operating costs, which, as a result of our fixed price contracts, we may not be able to recoup through increases in the prices of our products. For example, we, as well as our supply base, have recently experienced delays in the receipt of and price increases on industrial metals. Through 2008, we forecast that these raw material price increases will slow considerably. However, based upon market shift conditions and industry analysis we expect price increases to return in 2009 and beyond due to increased infrastructure demand in China and Russia, and increased aluminum and titanium usage in an ever-wider range of global products. Additionally, we generally do not employ forward contracts or other financial instruments to hedge commodity price risk. Our suppliers may discontinue provision of products to us at attractive prices or at all, and we may not be able to obtain such products in the future from these or other providers on the scale and within the time periods we require. Furthermore, substitute raw materials or component parts may not meet the strict specifications and quality standards we and our customers demand, or that the U.S. Government requires. If we are not able to obtain key products on a timely basis and at an affordable cost, or we experience significant delays or interruptions of their supply, revenues from sales of products that use these supplies will decrease.

        We are also dependent upon third party suppliers, including Northrop Grumman Information Technology and Perot Systems, to supply us with the majority of the information technology services used to operate our facilities. If these suppliers could no longer supply us with information technology services and we are required to secure another supplier, we might not be able to do so on comparable terms, or at all, which could adversely affect production schedules and contract profitability.

We may be subject to work stoppages at our facilities or those of our principal customers, which could seriously impact the profitability of our business.

        District Lodge 96 of the International Association of Machinists and Aerospace Workers was certified as the representative for approximately 200 employees located in North Charleston, South Carolina on November 8, 2007. Negotiations for their initial contract began on January 24, 2008 and are ongoing. Moreover, the collective bargaining agreement with one of our unions, covering approximately 1,000 employees, is due to expire in September 2008.

        We last experienced a labor strike at our Nashville, Tennessee plant in 1989 and a work interruption at our Dallas, Texas plant in 1985. We believe we have constructive working relationships with our unions and have been successful in negotiating collective bargaining agreements in the past. However, there can be no assurance that we will reach an agreement on a timely basis. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant adverse disruption of our operations and we may be prevented from completing production of our aircraft structures. See "Business — Employees."

        Additionally, aircraft manufacturers, airlines and aerospace suppliers have unionized work forces. Strikes, work stoppages or slowdowns experienced by aircraft manufacturers, airlines or aerospace suppliers could reduce our customers' demand for additional aircraft structures or prevent us from timely completion of our aircraft structures. In turn, this could have a material adverse effect on our financial condition, results of operations and cash flows.

We are exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which we operate.

        Our contracted business with foreign suppliers subjects us to risks associated with fluctuations in foreign currency exchange rates and interest rates in the countries where our suppliers are located. While the purchase prices and payment terms under these contracts are denominated in U.S. dollars, which reduces the impact of the currently weakening U.S. dollar during the life on the contract, the weakening U.S. dollar may force us to renegotiate contract terms with our foreign suppliers to avoid losing these contracts, which could have a material adverse effect on our results of operations, financial position and cash flows.

The price volatility of energy costs may adversely affect our profitability.

        Our revenues depend on the margin above fixed and variable expenses, including energy costs, at which we are able to sell our products. We have exposure to utility price risks as a result of the volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, which affect our operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. We have entered into fixed price contracts at certain of our manufacturing locations for a portion of their energy usage for periods of up to three years, however, these contracts only reduce the risk to us during the contract period, and future volatility in the supply and pricing of energy and natural gas could have a material adverse effect on our results of operations, financial position and cash flows.

We may be materially adversely affected by high fuel prices.

        Due to the competitive nature of the airline industry, airlines may be unable to pass on increased fuel prices to customers by increasing fares. Fluctuations in the global supply of crude oil and the possibility of changes in government policy on jet fuel production, transportation and marketing make it impossible to predict the future availability of jet fuel. In the event there is an outbreak or escalation of hostilities or other conflicts or significant disruptions in oil production or delivery in oil-producing areas or elsewhere, there could be reductions in the production or importation of crude oil and significant increases in the cost of fuel. If there were major reductions in the availability of jet fuel or significant increases in its cost, or if current high prices are sustained for a significant period of time, the airline industry and, as a result, our financial condition, results of operations and cash flows could be materially adversely affected.

We are subject to regulation of our technical data and goods exports.

        Use of foreign suppliers and sale to foreign customers may subject us to the requirements of the U.S. Export Administration Regulations and the International Trafficking in Arms Regulations. Failure to comply with these regulations may result in significant fines and loss of the right to export goods. In addition, restrictions may be placed on the export of technical data and goods in the future as a result of changing geo-political conditions, which could have a material adverse effect on our financial condition, results of operations and cash flows.

The construction of aircraft is heavily regulated and failure to comply with applicable laws could reduce our sales or require us to incur additional costs to achieve compliance, which could reduce our results of operations.

        The FAA prescribes standards and qualification requirements for aerostructures, including virtually all commercial airline and general aviation products, and licenses component repair stations within the U.S. Comparable agencies regulate these matters in other countries. We are subject to both the

FAA regulations and the regulations of comparable agencies in the foreign countries in which we conduct business. If we fail to qualify for or obtain a required license for one of our products or services or lose a qualification or license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be expensive and time consuming.

        From time to time, the FAA or comparable agencies in other countries propose new regulations or changes to existing regulations. These new changes or regulations generally cause an increase in costs of compliance. To the extent the FAA, or comparable agencies in other countries implement regulatory changes, we may incur significant additional costs to achieve compliance.

Our operations depend on our manufacturing facilities throughout the U.S., which are subject to physical and other risks that could disrupt production.

        Our manufacturing facilities could be damaged or disrupted by a natural disaster, war, or terrorist activity. We maintain property damage and business interruption insurance at the levels typical in our industry, however, a major catastrophe, such as an earthquake, hurricane, flood, tornado or other natural disaster at any of our sites, or war or terrorist activities in any of the areas where we conduct operations could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of products and the loss of sales and customers and we may not have insurance to adequately compensate us for any of these events.

The U.S. Government is a significant customer of our largest customers and we and they are subject to specific U.S. Government contracting rules and regulations.

        We are a significant provider of aerostructures to military aircraft manufacturers. The military aircraft manufacturers' business, and by extension, our business, is affected by the U.S. Government's continued commitment to programs under contract with our customers. The terms of defense contracts with the U.S. Government generally permit the government to terminate contracts partially or completely, either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of unrecovered costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. On contracts where the price is based on cost, the U.S. Government may review our costs and performance, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, portions of research and development costs, and certain marketing expenses may not be subject to reimbursement. We bear the potential risk that the U.S. Government may unilaterally suspend our customers or us from new contracts pending the resolution of alleged violations of procurement laws or regulations. Sales to the U.S. Government are also subject to changes in the government's procurement policies in advance of design completion. An unexpected termination of, or suspension from, a significant government contract, a reduction in expenditures by the U.S. Government for aircraft using our products, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts awarded to us, or substantial cost overruns could have a material adverse effect on our financial condition, results of operations and cash flows.

We depend on key personnel and may not be able to retain those employees or recruit additional qualified personnel.

        Our success depends in large part on continued employment of senior management and key personnel who can effectively operate our business, including our engineers and other skilled professionals. Competition for such employees has intensified in recent years and may become even more intense in the future. Our ability to implement our business plan is dependent on our ability to hire and retain technically skilled workers. If any of these employees leave us and we fail to effectively manage a transition to new personnel, or if we fail to attract and retain qualified and experienced professionals, our financial condition, results of operations and cash flows could be materially adversely affected.

We are subject to environmental regulation and our ongoing operations may expose us to environmental liabilities.

        Our operations, like those of other companies engaged in similar businesses, are subject to federal, state and local environmental, health and safety laws and regulations. We may be subject to potentially significant fines or penalties, including criminal sanctions, if we fail to comply with these requirements. We have made, and will continue to make, capital and other expenditures in order to comply with these laws and regulations. Although we believe that we are currently in substantial compliance with these laws and regulations, the aggregate amount of future clean-up costs and other environmental liabilities could become material.

        Pursuant to certain environmental laws, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property, whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials may also be held liable for such costs at a disposal or treatment site, regardless of whether the affected site is owned or operated by them. Contaminants have been detected at some of our present and former sites, principally in connection with historical operations, and investigations and/or clean-ups have been undertaken by us or by former owners of the sites. We also receive inquiries and notices of potential liability with respect to offsite disposal facilities from time to time. Although we are not aware of any sites for which material obligations exist, the discovery of additional contaminants or the imposition of additional clean-up obligations could result in significant liability. See "Business —Environmental Matters."

Any product liability claims in excess of insurance may require us to dedicate cash flow from operations to pay such claims and damage our reputation impacting our ability to obtain future business.

        Our operations expose us to potential liability for personal injury or death as a result of the failure of aerostructures designed or manufactured by us or our suppliers. While we believe that our liability insurance is adequate to protect us from these liabilities, our insurance may not cover all liabilities. Additionally, insurance coverage may not be available in the future at a cost acceptable to us. Any material liability not covered by insurance or for which third-party indemnification is not available could require us to dedicate a substantial portion of our cash flows to make payments on these liabilities. No such product liability claim is pending or has been threatened against us, however, there is a potential risk that product liability claims could be filed against us in the future.

        An accident caused by a component designed or manufactured by us or one of our suppliers could also damage our reputation for quality products. We believe our customers consider safety and reliability as key criteria in selecting a provider of aerostructures. If an accident were caused by one of our components, or if our satisfactory record of safety and reliability were compromised, our ability to retain and attract customers our results of operations, financial position and cash flows could be materially adversely affected.

Significant consolidation by aerospace industry suppliers could adversely affect our business.

        The aerospace industry has recently experienced consolidation among suppliers. Suppliers have consolidated and formed alliances to broaden their product and integrated system offerings and achieve critical mass. This supplier consolidation is in part attributable to aircraft manufacturers more frequently awarding long-term sole-source or preferred supplier contracts to the most capable suppliers, thus reducing the total number of suppliers. When we act as suppliers to the aerospace industry, this consolidation has caused us to compete against certain competitors with greater financial resources, market penetration and purchasing power. When we purchase component parts and services from suppliers to manufacture our products, consolidation reduces price competition between our suppliers, which could diminish incentives for our suppliers to reduce prices. If this consolidation were to continue, our operating costs could increase and it may become more difficult for us to be successful in obtaining new customers.

High switching costs may substantially limit our ability to obtain business that is currently under contract with other suppliers.

        Once a contract is awarded by an OEM to an aerostructures supplier, the OEM and the supplier are typically required to spend significant amounts of time and capital on design, manufacture, testing and certification of tooling and other equipment. For an OEM to change suppliers during the life of an aircraft program, further testing and certification would be necessary, and the OEM would be required either to move the tooling and equipment used by the existing supplier for performance under the existing contract, which may be expensive and difficult or impossible, or to manufacture new tooling and equipment. Accordingly, any change of suppliers would likely result in production delays and additional costs to both the OEM and the new supplier. These high switching costs may make it more difficult for us to bid competitively against existing suppliers and less likely that an OEM will be willing to switch suppliers during the life of an aircraft program, which could materially adversely affect our ability to obtain new work on existing aircraft programs.

We are subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite for our ability to perform on classified contracts for the U.S. Government.

        A Department of Defense, or DoD, facility security clearance is required in order to be awarded and perform on classified contracts for the DoD and certain other agencies of the U.S. Government. We have obtained clearance at appropriate levels that require stringent qualifications, and we may be required to seek higher level clearances in the future. We cannot assure you that we will be able to maintain our security clearance. If for some reason our security clearance is invalidated or terminated, we may not be able to continue to perform our present classified contracts and we would not be able to enter into new classified contracts, which could adversely affect our revenues and results of operations.

We do not own most of the intellectual property and tooling used in our business.

        Our business depends on using certain intellectual property and tooling that we have rights to use pursuant to license grants under our contracts with our OEM customers. These contracts contain restrictions on our use of the intellectual property and tooling and may be terminated if we violate certain of these restrictions. Our loss of a contract with an OEM customer and the related license rights to use an OEMs' intellectual property or tooling would materially adversely affect our business. In addition, we must honor our contractual commitments to our other customers related to intellectual property and comply with infringement laws in the use of intellectual property. In the event we obtain new business from new or existing customers, we will need to pay particular attention to these contractual commitments and any other restrictions on our use of intellectual property to make sure that we will not be using intellectual property improperly in the performance of such new business. In the event we use any such intellectual property improperly, we could be subject to an infringement claim by the owner or licensee of such intellectual property. In the future, our entry into new markets may require obtaining additional license grants from OEMs and/or from other third parties. If we are unable to negotiate additional license rights on acceptable terms (or at all) from OEMs and/or other third parties as the need arises, our ability to enter new markets may be materially restricted. In addition, we may be subject to restrictions in future licenses granted to us that may materially restrict our use of third party intellectual property.

Future terrorist attacks may have a material adverse impact on our business.

        Following the September 11, 2001 terrorist attacks, passenger traffic on commercial flights was significantly lower than prior to the attacks and many commercial airlines reduced their operating schedules. Overall, the terrorist attacks resulted in billions of dollars in losses to the airline industry. Any future acts of terrorism and any allied military response to such acts could result in further acts of terrorism and additional hostilities, including possible retaliatory attacks on sovereign nations, as well as financial, economic and political instability. While the precise effects of any such terrorist attack, military response or instability on our industry and our business is difficult to determine, it could result in further reductions in the use of commercial aircraft. If demand for new aircraft and spare parts decreases, demand for certain of our products would also decrease.

We may be unable to satisfy commitments related to grants received.

        We have received grants from state governments associated with the construction of our 787 facility in South Carolina and the employment level in our Texas facilities. These grants require that we satisfy certain requirements related to levels of expenditures and/or employment levels. Our failure to satisfy any of these commitments could result in the incurrence of penalties or in the requirement to repay all or part of the grants. For example, in March 2005 we were awarded a $35 million Texas Enterprise Fund grant to assist in increasing employment levels at our Texas facilities. To the extent that we fail to achieve and maintain these employment levels, we may be required to repay some or all of the $35 million grant over a ten-year period beginning in 2010.

Any future business combinations, acquisitions or mergers expose us to risks, including the risk that we may not be able to successfully integrate these businesses or achieve expected operating synergies.

        We periodically consider strategic transactions. We evaluate acquisitions, joint ventures, alliances or co-production programs as opportunities arise and we may be engaged in varying levels of negotiations with potential competitors at any time. We may not be able to effect transactions with strategic alliance, acquisition or co-production program candidates on commercially reasonable terms, or at all. If we enter into these transactions, we also may not realize the benefits we anticipate. In addition, we may not be able to obtain additional financing for these transactions. The integration of companies that have previously been operated separately involves a number of risks. Consummating any acquisitions, joint ventures, alliances or co-production programs could result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities.

The price volatility of energy costs may adversely affect our profitability.

        Our revenues depend on the margin above fixed and variable expenses, including energy costs, at which we are able to sell our products. We have exposure to utility price risks as a result of the volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, which affect our operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. We have entered into fixed price contracts at certain of our manufacturing locations for a portion of their energy usage for periods of up to three years, however, these contracts only reduce the risk to us during the contract period, and future volatility in the supply and pricing of energy and natural gas could have a material adverse effect on our results of operations, financial position and cash flows.

Risks Relating to Our Indebtedness

Our substantial indebtedness could prevent us from fulfilling our obligations under our outstanding senior notes and our senior credit facilities.

        We have a significant amount of indebtedness. On a pro forma, as adjusted basis assuming the completion of this offering, the application of the proceeds to us thereof as described in "Use of Proceeds" and the additional borrowings of $200.0 million under our Incremental Facility had occurred on March 30, 2008, our total indebtedness would be approximately $       million. Additionally, as of March 30, 2008, we had $46.1 million of issued and undrawn letters of credit outstanding under the $75 million synthetic letters of credit portion of our senior credit facilities.

        Our substantial indebtedness could have important consequences for us and investors in our securities. For example, it could:

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  make it more difficult for us to satisfy our obligations with respect to our outstanding debt;

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  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  restrict us from making strategic acquisitions or exploiting business opportunities;

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  place us at a competitive disadvantage compared to our competitors that have less debt; and

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  limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds, dispose of assets or pay cash dividends.

        In addition, a substantial portion of our debt bears interest at variable rates. If market interest rates increase, variable-rate indebtedness will create higher debt service requirements and it may become necessary for us to dedicate a larger portion of our cash flow to service such indebtedness. To the extent we have not entered into hedging arrangements, we are exposed to cash flow risk due to changes in interest rates with respect to the entire $         million of variable-rate indebtedness under our senior credit facilities at March 30, 2008 on a pro forma, as adjusted basis assuming the completion of this offering, the application of the proceeds to us thereof as described in "Use of Proceeds" and the additional borrowings of $200.0 million under our Incremental Facility had occurred on March 30, 2008.

        As of March 30, 2008, on a pro forma, as adjusted basis assuming the completion of this offering, the application of the proceeds to us thereof as described in "Use of Proceeds" and the additional borrowings of $200.0 million under our Incremental Facility had occurred on March 30, 2008, a one-percentage point increase in interest rates on our variable-rate indebtedness would decrease our annual pre-tax income for the year ended December 31, 2007 by approximately $       million.

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        Our business may not generate sufficient cash flow from operations or future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. Depending on prevailing economic and financial conditions, including those of the debt capital markets, competition and other factors, we may not be able to refinance any of our indebtedness, including our senior credit facilities and our outstanding senior notes on or before maturity, on commercially reasonable terms or at all.

Despite our current indebtedness levels, we may still be able to incur substantially more debt, which would further increase the risks associated with our substantial leverage described above.

        We may incur substantial additional indebtedness in the future. As of March 30, 2008, we had $150 million of additional borrowings available under our six-year revolving loan. Additionally, as of March 30, 2008, we had an additional $28.9 million available under the synthetic letters of credit portion of our senior credit facilities. If new indebtedness is added to our current indebtedness levels, the related risks that we face would be magnified.

Restrictive covenants in our senior credit facilities and our outstanding senior notes may restrict our ability to pursue our business strategies.

        The indenture governing our senior notes and the credit agreement governing our senior credit facilities limit our ability, among other things, to:

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  incur additional indebtedness or contingent obligations;

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  pay dividends or make distributions to our stockholders;

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  repurchase or redeem our stock;

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  make investments;

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  grant liens;

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  make capital expenditures;

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  enter into transactions with our stockholders and affiliates;

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  engage in sale and leaseback transactions;

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  sell assets; and

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  acquire the assets of, or merge or consolidate with, other companies.

        The restrictive covenants mentioned above may restrict our ability to pursue our business strategies.

Financial ratios and tests in our senior credit facilities may further increase the risks associated with the restrictive covenants described above.

        In addition to the covenants described above, our senior credit facilities require us to maintain certain financial ratios and tests. See "Management's Discussion and Analysis of Financial Condition

and Results of Operations — Liquidity and Capital Resources." Events beyond our control can affect our ability to meet these financial ratios and tests. Our failure to comply with these obligations could cause an event of default under our senior credit facilities. If an event of default occurs, our lenders could elect to declare all amounts outstanding and accrued and unpaid interest under our senior credit facilities to be immediately due and the lenders thereafter could foreclose upon the assets securing the senior credit facilities. In that event, we may not have sufficient assets to repay all of our obligations, including our outstanding senior notes. We may incur additional indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to our senior credit facilities or our outstanding senior notes.

Risks Relating to This Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop, trading in our shares of common stock may be limited or cease to exist, and you may not be able to sell your common stock at or above the initial public offering price.

        Prior to this offering, there has been no public market for our common stock. Although we intend to apply to list our common stock on The New York Stock Exchange, an active and liquid trading market for shares of our common stock may never develop or be sustained following this offering. If no trading market develops, or if trading in our shares of common stock becomes limited or ceases to exist, securities analysts may not initiate or maintain research coverage of our company, which could further depress the market for our common stock. As a result, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

        The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

        The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary significantly from the market price of our common stock after the offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

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  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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  changes in estimates of our financial results or recommendations by securities analysts;

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  failure of any of our products to achieve or maintain market acceptance;

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  potential future delays on new programs;

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  changes in market valuations of similar companies;

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  success of competitive products;

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  changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

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  announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;

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  regulatory developments in the United States, foreign countries or both;

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  litigation involving our company, our general industry or both;

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  additions or departures of key personnel;

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  investors' general perception of us; and

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  changes in general political, economic, industry and market conditions.

        In addition, if the market for aerospace stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares of common stock may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a large number of shares of our common stock in the public market, or the availability of a large number of shares for sale, could adversely affect the market price of our common stock and could impair our ability to raise funds in subsequent stock offerings. After this offering, we will have                shares of common stock outstanding based on the number of shares outstanding as of March 30, 2008. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Of the remaining          shares,         shares are held by existing stockholders who are subject to lock-up agreements with the underwriters, which, subject to certain exceptions, prohibit the sale of shares for 180 days after the date of this prospectus, as described under "Shares Eligible for Future Sale — Lock-up Agreements." After these agreements expire, these shares will be eligible for sale in the public market subject to volume and other restrictions under Rule 144 and 701 under the Securities Act of 1933, which we refer to as the Securities Act, as described under "Shares Eligible for Future Sale — Sales of Restricted Securities."

        We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act. See "Shares Eligible for Future Sale — Rule 701."

You will incur immediate and substantial dilution in the net tangible book value of your shares as a result of this offering.

        If you purchase common stock in this offering, you will incur immediate and substantial dilution of $       per share, representing the difference between the assumed initial public offering price of $       per share and our adjusted net tangible book value per share after giving effect to this offering. Moreover, we issued options in the past to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options, restricted stock units and stock appreciation rights are ultimately exercised, you will incur further dilution.

We are controlled by The Carlyle Group, whose interests may conflict with yours.

        Immediately following this offering, The Carlyle Group, its affiliates and our directors and members of our senior management will own approximately          shares of our common stock or      % of the combined voting power of our outstanding common stock. Accordingly, Carlyle may have the power to control the outcome of matters on which stockholders are entitled to vote. These include the election and removal of directors, the adoption or amendment of our certificate of incorporation and bylaws, possible mergers, corporate control contests and significant corporate transactions. Through its control of our Board of Directors, Carlyle will also have the ability to appoint or replace our senior management and cause us to issue additional shares of our common stock or repurchase common stock, declare dividends or take other actions. Carlyle may make decisions regarding our Company and business that are opposed to other stockholders' interests or with which they disagree. Carlyle may also delay or prevent a change of control of us, even if that a change of control would benefit our other stockholders, which could deprive our stockholders of the opportunity to receive a premium for their common stock. The significant concentration of stock ownership and voting power may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise. To the extent that the interests of our public stockholders are harmed by the actions of Carlyle, the price of our common stock may be harmed.

        Additionally, Carlyle is in the business of making investments in companies and currently holds, and may from time to time in the future acquire, controlling interests in businesses engaged in aerospace industries that complement or directly or indirectly compete with certain portions of our business. Further, if it pursues such acquisitions in the aerospace industry, those acquisition opportunities may not be available to us. We urge you to read the discussions under the headings "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions" for further information about the equity interests held by Carlyle and members of our senior management.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        We cannot specify with certainty the particular uses of a portion of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in "Use of Proceeds." Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management's specific intentions. Our management may spend a portion of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Provisions in our certificate of incorporation and bylaws might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

        Provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon consummation of this offering may delay or prevent an acquisition of us or a change in our management. In particular, our amended and restated certificate of incorporation and amended and restated bylaws, as applicable, among other things, may:

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  provide that special meetings of the stockholders may be called only by the Chairman of our Board of Directors, our Chief Executive Officer or our Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors of our Board of Directors;

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  establish procedures with respect to stockholder proposals and stockholder nominations, including requiring advance written notice of a stockholder proposal or director nomination;

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  divide our Board of Directors into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

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  not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the our Board of Directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company;

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  provide that vacancies on our Board of Directors may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders;

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  require that the vote of holders of 66 2/3% of the voting power of the outstanding shares entitled to vote generally in the election of directors is required to amend various provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including those enumerated above; and

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  provide that our Board of Directors has the power to alter, amend or repeal the bylaws without stockholder approval.

        The existence of any of the foregoing provisions or similar provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

        See "Description of Capital Stock" for additional information on the anti-takeover measures applicable to us.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our common stock.

        We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our Board of Directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price increases. See "Dividend Policy."

We will be a "controlled company" within the meaning of New York Stock Exchange rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.

        Upon completion of this offering, The Carlyle Group and its affiliates will continue to control a majority of the voting power of our outstanding common stock and we will be a "controlled company" within the meaning of New York Stock Exchange corporate governance standards. Under New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including the requirements that:

  •
  a majority of the board of directors consist of independent directors;

  •
  the nominating and corporate governance committee be entirely composed of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the compensation committee be entirely composed of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

        Following this offering, we intend to elect to be treated as a controlled company and thus utilize these exemptions, including the exemption for a board of directors composed of a majority of independent directors. In addition, although we will have adopted charters for our audit, nominating and corporate governance and compensation committees and intend to conduct annual performance evaluations for these committees, none of these committees will be composed entirely of independent directors immediately following the completion of this offering. We will rely on the phase-in rules of the Securities and Exchange Commission and The New York Stock Exchange with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of New York Stock Exchange corporate governance requirements.

We may be adversely affected if we are unable to maintain effective internal control over financial reporting. Additionally, as a result of our operating as a public company, our management will be required to devote substantial time to new compliance initiatives, which may divert management's attention from the growth and operation of the business.

        We have undergone a comprehensive effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to provide a report from management to our shareholders on our internal control over financial reporting that includes an assessment of the effectiveness of these controls. Additionally, we are required to deliver an attestation report from an independent registered public accounting firm on their assessment of the operating effectiveness of our internal controls. Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions, and fraud. Because of these inherent limitations, internal control over financial reporting might not prevent or detect all misstatements or fraud. If we cannot maintain adequate internal control over financial reporting or implement required new or improved controls that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements on a timely basis, or be unable to properly report on our business and the results of our operations, and we could be subject to sanctions or investigations by The New York Stock Exchange, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources. Additionally, any of these contingencies could cause the market price of our common stock to decline.

        For the period ended March 30, 2008, our management determined that we had a material weakness related to our financial close and reporting process. This material weakness related to the timely review and adjustment of purchase accounting reserves, which if not identified could have led to a material misstatement in our financial statements.

        While we believe that this material weakness has been remediated, we cannot assure you that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses that could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting required under Sarbanes-Oxley.

        Additionally, rules implemented by the Securities and Exchange Commission and The New York Stock Exchange, impose a number of requirements on public companies, including provisions regarding corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will make some activities more time-consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, the committees of our Board of Directors or as executive officers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements made in this prospectus are forward-looking statements. These forward looking statements are based upon our current expectations and projections about future events. When used in this prospectus, the words "believe," "anticipate," "intend," "estimate," "expect," "should," "may" and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. The forward-looking statements in this prospectus are primarily located in the material set forth under the headings "Prospectus Summary," "Risk Factors," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," but are found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

        Specific factors that might cause actual results to differ from our expectations or may affect the value of our common stock include, but are not limited to:

  •
  significant considerations and risks discussed in this prospectus;

  •
  global and domestic financial market conditions and the results of financing efforts;

  •
  competition;

  •
  operating risks and the amounts and timing of revenues and expenses;

  •
  project delays or cancellations;

  •
  global and domestic market or business conditions and fluctuations in demand;

  •
  the impact of recent and future federal and state regulatory proceedings and changes, including changes in environmental and other laws and regulations to which we are subject, as well as changes in the application of existing laws and regulations;

  •
  political, legal, regulatory, governmental, administrative and economic conditions and developments in the United States;

  •
  the effect of and changes in economic conditions in the areas in which we operate;

  •
  environmental constraints on operations and environmental liabilities arising out of past or present operations;

  •
  current and future litigation;

  •
  the direct or indirect impact on our company's business resulting from terrorist incidents or responses to such incidents, including the effect on the availability of and premiums on insurance; and

  •
  weather and other natural phenomena.

USE OF PROCEEDS

        Based upon an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, we estimate that our net proceeds from the sale of            shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering costs of approximately $         million payable by us, will be approximately $         million. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Any change in the initial public offering price will not have a material effect on our use of proceeds. We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders.

        We currently intend to use:

  •
  approximately $         million of our net proceeds from this offering to repay borrowings under our senior credit facilities, which bear interest at a variable rate (7.09% at March 30, 2008) and mature on December 22, 2011; and

  •
  the balance of our net proceeds from this offering for working capital and other general corporate purposes.

DIVIDEND POLICY

        We have never paid or declared a dividend on our common stock, and we do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is limited as a practical matter by our senior credit facilities and the indenture governing our outstanding senior notes. Any future determination to pay dividends on our common stock is subject to the discretion of our Board of Directors and will depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 30, 2008:

  •
  on an actual basis; and

  •
  on a pro forma, as adjusted basis assuming the additional borrowings of $200.0 million of term loans under our Incremental Facility had occurred on March 30, 2008 and as adjusted to give effect to (i) the sale of                    shares of common stock that we are offering at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the use of approximately $         million of our net proceeds from this offering to repay borrowings under our senior credit facilities, which bear interest at a variable rate (7.09% at March 30, 2008) and mature on December 22, 2011.

        Our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.

	As of March 30, 2008
	Actual	Pro Forma, As Adjusted(1)
	(dollars in millions)
Cash and cash equivalents	$41.4	$

Long-term debt, excluding current portion:
Senior Credit Facilities(2)	409.0
Senior Notes	270.0

Total long-term debt, excluding current portion(3)	679.0

Stockholders' equity (deficit):
Undesignated preferred stock, $0.01 par value per share, no shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, as adjusted	—
Common stock, $0.01 par value per share, 50,000,000 shares authorized, 24,783,756 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	0.3
Additional paid-in capital	418.0
Shares held in rabbi trust	(1.6)
Accumulated deficit	(566.3)
Accumulated other comprehensive income (loss)	(479.5)

Total stockholders' equity (deficit)	(629.1)

Total capitalization	$49.9	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the range on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, long-term debt, additional paid-in capital, stockholders' equity (deficit) and total capitalization by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
Additionally, as of March 30, 2008, we had $46.1 million of issued and undrawn letters of credit outstanding under the $75 million synthetic letters of credit portion of our senior credit facilities.

(3)
The current portion of total long-term debt was $4.0 million as of March 30, 2008, and the pro forma, as adjusted current portion was $         million as of March 30, 2008.

DILUTION

        If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book value or deficiency per share of common stock immediately after this offering. Net tangible book value or deficiency per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding at that date.

        Our net tangible book deficiency as of March 30, 2008 was $         million, or $        per share of common stock.

        On a pro forma basis assuming the additional borrowings of $200.0 million of loans under our Incremental Facility had occurred on March 30, 2008 and as adjusted to give effect to (i) the sale of                    shares of common stock that we are offering at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the use of our net proceeds from this offering as described in "Use of Proceeds," our pro forma as adjusted net tangible book deficiency as of March 30, 2008 was approximately $         million, or approximately $        per share. This represents an immediate increase in net tangible book value of $        per share of our common stock to our existing stockholders and an immediate dilution of $        per share of our common stock to new investors purchasing shares of common stock in this offering. The following table illustrates the per share dilution without giving effect to the option to purchase additional shares granted to the underwriters:

Per share
Assumed initial public offering price	$
Net tangible book value (deficiency) as of March 30, 2008
Increase in net tangible book value attributable to investors in this offering
Pro forma as adjusted net tangible book value after giving effect to this offering

Dilution in net tangible book value to new investors	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $            and dilution per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes on a pro forma as adjusted basis, as of March 30, 2008, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $        per share, which is the midpoint of the range listed on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased			Total consideration
Average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%			%
Investors in the offering			%			%

Total		100%			$100%

        The preceding discussion and table assume no exercise of outstanding stock options, restricted units or stock appreciation rights as of March 30, 2008. As of March 30, 2008, there were outstanding options to purchase a total of 646,470 shares of common stock at a weighted average exercise price of $14.66 per share, stock appreciation rights outstanding exercisable for 549,742 shares of common stock based on a fair market value of $23.85 per share and restricted stock units convertible into 598,421 shares of common stock. To the extent any of these options are exercised, there will be further dilution to new investors.

        If the underwriters' option to purchase additional shares is exercised in full, the following will occur:

  •
  the as adjusted number of shares of common stock held by existing stockholders will decrease to                    , or approximately        %, of the total number of shares of our common stock outstanding after this offering; and

  •
  the number of shares of common stock held by new investors will increase to                    , or approximately        %, of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the selected consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and VAI's audited consolidated financial statements and the accompanying notes. The selected consolidated financial data as of December 31, 2006 and 2007 and for the fiscal years ended December 31, 2005, 2006 and 2007 have been derived from VAI's audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The selected consolidated financial data as of December 31, 2003, 2004 and 2005 and for the fiscal years ended December 31, 2003 and 2004 have been derived from audited consolidated financial statements not included in this prospectus. The selected consolidated financial data presented below for the three months ended April 1, 2007 and March 30, 2008, have been derived from VAI's interim unaudited condensed consolidated financial statements included elsewhere in this prospectus. The stock of VAI will be our only asset after giving effect to the merger described herein.

        Certain prior period amounts have been reclassified to conform to the current year presentation. See Note 5 to VAI's annual consolidated financial statements included elsewhere in this prospectus for a further discussion of the reclassifications. The selected consolidated financial information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in VAI's consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

						Three Months Ended
	Year Ended December 31,
						April 1, 2007	March 30, 2008
	2003(1)	2004	2005	2006	2007
	(dollars in millions, except per share data)
Statement of Operations:
Revenue	$1,208.8	$1,214.7	$1,297.2	$1,550.9	$1,625.5	$380.7	$425.4
Costs and expenses:
Cost of sales	1,056.0	1,078.0	1,231.8	1,274.2	1,269.3	292.5	326.3
Selling, general and administrative expenses(2)	190.9	223.1	234.2	236.0	246.7	54.0	54.3
Impairment charge	—	26.0	5.9	9.0	—	—	—

Total costs and expenses	1,246.9	1,327.1	1,471.9	1,519.2	1,516.0	346.5	380.6

Operating income (loss)	(38.1)	(112.4)	(174.7)	31.7	109.5	34.2	44.8
Other expenses:
Interest expense, net(3)	30.0	42.8	51.3	63.1	59.0	14.6	15.7
Other loss	—	—	0.3	0.5	0.1	0.1	—
Equity in loss of joint venture(4)	—	—	3.4	6.7	4.0	0.3	0.4

Income (loss) before income taxes	(68.1)	(155.2)	(229.7)	(38.6)	46.4	19.2	28.7
Income tax expense (benefit)	2.3	(0.2)	—	(1.9)	0.1	—	—

Net income (loss)	$(70.4)	$(155.0)	$(229.7)	$(36.7)	$46.3	$19.2	$28.7

Earnings Per Share:
Basic	$(3.32)	$(6.28)	$(9.30)	$(1.49)	$1.87	$0.78	$1.15
Diluted	(3.32)	(6.28)	(9.30)	(1.49)	1.84	0.77	1.11
Weighted Average Shares Outstanding:
Basic	21.2	24.7	24.7	24.6	24.7	24.6	25.0
Diluted	21.2	24.7	24.7	24.6	25.2	24.9	25.9
Cash Flow Data:
Cash flow provided by (used in) operating activities(5)	$98.8	$(59.8)	$(65.0)	$172.8	$34.2	$19.8	$(15.2)
Cash flow used in investing activities	(217.8)	(70.6)	(152.1)	(102.7)	(49.6)	(22.0)	(19.0)
Cash flow provided by (used in) financing activities(5)	156.8	152.9	98.3	13.2	(2.4)	(1.2)	—
Capital expenditures	34.6	69.6	147.1	115.4	57.4	17.5	19.0

	Year Ended December 31,
						As of March 30, 2008
	2003(1)	2004	2005	2006	2007
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$106.4	$128.9	$10.1	$93.4	$75.6	$41.4
Accounts receivable, net	114.5	123.2	90.8	82.1	81.4	138.4
Inventories, net	197.3	279.3	340.1	337.8	362.8	358.5
Property, plant and equipment, net	414.1	407.7	485.1	530.4	507.0	513.3
Total assets	1,499.7	1,589.0	1,561.8	1,658.7	1,620.9	1,645.2
Total debt(6)	570.4	697.9	693.0	688.3	683.0	683.0
Stockholders' deficit	(322.9)	(554.5)	(773.0)	(693.3)	(665.8)	(629.1)

(1)
Includes Aerostructures Corporation's consolidated results of operations from July 2, 2003, the effective date of our acquisition of Aerostructures Corporation.

(2)
During the fourth quarter of 2005, we recorded stock compensation income of $6.4 million included in general and administrative expenses to reflect the impact of an estimated decrease in the fair value of our common stock related to non-recourse notes previously issued to officers for stock purchases and decreased deferred compensation liability. In 2003, 2006, 2007 and the three months ended April 1, 2007 and March 30, 2008, we recorded stock compensation expense of $11.1 million, $3.0 million, $5.2 million, $0.7 million and $0.6 million, respectively. See notes to our consolidated financial statements included elsewhere in this prospectus for a further discussion on stock-based compensation.

(3)
Interest expense, net, reflects interest income and expense, and includes the effects of interest rate swaps and amortization of capitalized debt origination costs.

(4)
In April 2005, we entered into a joint venture agreement with Alenia for a 50% equity interest in Global Aeronautica. Global Aeronautica integrates major components of the fuselage and performs related testing activities for the 787. On March 26, 2008, we entered into an agreement to sell our equity interest in Global Aeronautica to Boeing. We expect this transaction will be consummated during the second quarter of 2008 and that following consummation of the sale, our results of operations will no longer be impacted by this joint venture.

(5)
Amounts previously disclosed for 2004 have been updated to reflect a reclassification of $35 million in grants received from the State of Texas from operating activities to financing activities.

(6)
Total debt as of December 31, 2003, 2004, 2005 and 2006 includes $4.5 million, $2.9 million, $2.0 million and $1.3 million, respectively, of capital leases. As of December 31, 2007 and March 30, 2008, we had no capital leases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our results of operations, financial condition and liquidity in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, statements regarding the industry outlook, our expectations regarding the future performance of our business, and the other non-historical statements contained herein are forward-looking statements. See "Special Note Regarding Forward-Looking Statements." You should also review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described herein or implied by such forward-looking statements.

Overview

        We are a leading global manufacturer and developer of aerostructures serving commercial, military and business jet aircraft. Our products are used on many of the largest and longest running programs in the aerospace industry. We are also a key supplier on newer platforms with high growth potential. We generate the largest portion of our revenues from the commercial aircraft market; however, as shown in the following table, we are diversified across our markets with each of the military and business jet markets providing significant portions of our revenues during each of the past three years.

	Year Ended December 31, 2005		Year Ended December 31, 2006		Year Ended December 31, 2007
	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue
	(in millions)
Market:
Commercial	$602.7	46%	$699.3	45%	$794.5	49%
Military	471.7	36%	560.9	36%	530.0	33%
Business jets	222.8	18%	290.7	19%	301.0	18%

Total revenue	$1,297.2		$1,550.9		$1,625.5

        Our customer base consists of the leading aerospace OEMs, including Airbus, Bell Helicopter, Boeing, Cessna, Gulfstream, Hawker Beechcraft, Lockheed Martin, Northrop Grumman and Sikorsky, as well as the U.S. Air Force. However, as shown in the following table, during the past three years, we generated over 80% of our revenues from our three largest customers, Airbus, Boeing and Gulfstream.

	Year Ended December 31, 2005		Year Ended December 31, 2006		Year Ended December 31, 2007
	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue
	(in millions)
Customer:
Boeing	$728.9	56%	$857.9	55%	$926.6	57%
Airbus	186.3	14%	161.8	10%	206.2	13%
Gulfstream	183.9	14%	248.4	16%	259.1	16%

Total	$1,099.1		$1,268.1		$1,391.9

        Although the majority of our revenues are generated by sales into the U.S. market, as shown on the following table, a significant portion of our revenues are generated by sales to OEMs located outside of the United States.

	Year Ended December 31, 2005		Year Ended December 31, 2006		Year Ended December 31, 2007
	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue
	(in millions)
Market:
United States	$1,094.0	84%	$1,387.5	89%	$1,419.3	87%
International	203.2	16%	163.4	11%	206.2	13%

Total revenue	$1,297.2		$1,550.9		$1,625.5

        Most of our 2007 revenues were generated under long-term contracts and nearly 90% of our 2007 revenues were generated on programs on which we are the sole-source provider. Our customers typically place orders well in advance of required deliveries, which gives us considerable visibility with respect to our future revenues. These advance orders also generally create a significant backlog for us, which was approximately $2.4 billion, $3.3 billion, $3.4 billion and $3.9 billion at December 31, 2005, 2006, 2007 and March 30, 2008, respectively. Our calculation of backlog includes only firm orders for commercial and business jet programs and funded orders for government programs, which causes our backlog to be substantially lower than the estimated aggregate dollar value of our contracts and may not be comparable to others in the industry. Our backlog may fluctuate at any given time depending on whether we have received significant new firm orders, funded orders or authorizations to proceed before the date of measurement. For example, our military funded orders or authorizations to proceed generally are awarded when the Department of Defense budget for the relevant year has been approved, resulting in a significant increase in backlog at that time.

        For our commercial and business jet aircraft programs, changes in the economic environment and the financial condition of airlines may cause our customers to increase or decrease deliveries, adjusting firm orders that would affect our backlog. For our military aircraft programs, the Department of Defense and other government agencies have the right to terminate both our contracts and/or our customers' contracts either for default or, if the government deems it to be in its best interest, for convenience.

        The market for our commercial, military and business jet programs has historically been cyclical. While the commercial, military and business jet markets are currently experiencing a period of increasing production, as discussed below our business could be adversely affected by significant changes in the U.S. or global economy or changes to the current needs of the U.S. military.

        Commercial Aircraft.    Sales to the commercial aircraft market are directly and significantly affected by the financial health of the commercial airline industry, passenger and cargo air traffic, the introduction of new aircraft models, and the availability and profile of used aircraft. During the past three years we have benefited by increased demand for our commercial aircraft products with related revenues increasing at a CAGR of approximately 15% from 2005 to 2007. We expect to continue to benefit from this increased demand for our commercial aircraft products in future periods with our principal commercial aircraft customers, Airbus and Boeing, both projecting that the number of commercial and freighter aircraft in service will more than double from 2006 to 2026. We also expect deliveries of wide body aircraft, which represented 94% of our revenue from the commercial market in 2007, to grow at a CAGR of approximately 11% over the next five years. Although the commercial aerospace industry is in a cycle of increased production, our business could be adversely affected by significant changes in the U.S. or global economy that affect the commercial airline industry, including high fuel prices and disruption of the global credit markets.

        We expect that our commercial programs will also be materially affected during upcoming periods by our investments in, and deliveries under, our 787 program. We continue to make significant investments in our 787 program and expect the program to contribute to our revenue growth in the future. On April 9, 2008, Boeing announced that initial deliveries of the 787 program had been rescheduled to the third quarter of 2009 rather than early 2009. Subsequent to this announcement Boeing provided us an updated delivery schedule, which reduces the number of deliveries we will make to them in the near term. We believe we will be able to effectively manage our costs, work with our suppliers and Boeing to mitigate the impact of this schedule change. However, future delays could have a material adverse effect on our financial condition, results of operations and cash flows.

        Military Aircraft.    Sales to the military aircraft market are driven by national defense spending, procurement funding decisions, global geopolitical conditions and current operational use of the existing military aircraft fleet. The revenues generated by our military aircraft programs increased at a CAGR of approximately 6% from 2005 to 2007. In February 2008, President Bush proposed a $183.8 billion Fiscal Year (FY) 2009 procurement defense budget, which represents an increase of approximately 17% from the FY 2007 procurement budget, not including emergency supplemental appropriations. Due to the current and anticipated pace of military operations in the Middle East and the U.S. military's need to more rapidly repair or replace its existing fleet of equipment, we expect that spending for defense procurement should remain robust for at least the next several years. We believe that this will result in continued growth in our rotorcraft programs since they are some of the key equipment being used in the Middle East. Historically, the majority of our military revenue and a significant portion of our total revenue have been generated from our C-17 program. We currently have firm orders from Boeing to support C-17 production through 2009. In addition, Boeing has announced that it will provide funding to its suppliers for the production of an additional 30 C-17 aircraft. We have received authorization from Boeing to initiate orders for long lead material for 15 of the 30 aircraft. Although the U.S. Congress has not yet authorized funding for any additional C-17 aircraft, we believe that federal funding will be made available for these aircraft through FY 2008 supplemental budget bills and the FY 2009 budget cycle. However, our business could be adversely impacted if the U.S. Congress does not fund additional C-17 aircraft and Boeing decides not to fund beyond their current commitment.

        Business Jet Aircraft.    Sales to the business jet market are driven by long-term economic expansion, the increasing inconvenience of commercial airline travel, growing international acceptance and demand for business jet travel, increased fractional ownership and the introduction of new aircraft models. During the past three years we have benefited by increased demand for our business jet products with related revenues increasing at a CAGR of approximately 16% from 2005 to 2007. We believe business jet deliveries will remain strong over the next several years. As a major supplier to the top-selling Gulfstream IV and V families of aircraft, Citation X and Hawker 800 programs, we believe we are well positioned in key segments of the business jet market. Nevertheless, the business jet industry is subject to many of the same risks as the commercial jet industry and our business could be adversely affected by significant changes in the U.S. or global economy.

Recent Developments

Program Developments

        On January 22, 2008, we signed a five-year contract with Sikorsky Aircraft Corp. to manufacture cabin structures for three variants of the H-60 Black Hawk helicopter program. The estimated contract value is approximately $600 million for deliveries through 2012.

        On March 3, 2008, the U.S. Air Force announced that the Northrop Grumman/EADS entrant was selected for the KC-45A tanker program, the replacement for the KC-135, and that the modernization will be based on a modified version of the Airbus A330 airframe. Boeing has filed a protest regarding the failure of the U.S. Air Force to select the Boeing entry in that competition which is based on a modified version of the Boeing 767 airframe. We currently produce structures on both the A330 and Boeing 767 aircraft.

        On March 26, 2008, we entered into an agreement to sell our equity interest in Global Aeronautica, LLC, our joint venture with Alenia North America that provides integration and assembly of major components of the fuselage and performs related testing activities for the 787, to Boeing. The production operations related to Global Aeronautica are based in a facility adjacent to our facility in South Carolina where we manufacture the aft fuselage section of the 787. We expect the closing to occur during 2008, however, the purchase agreement is subject to regulatory approval and other customary closing conditions. Our agreement to provide the aft fuselage section of the 787 will be unaffected by the sale of our equity interest in Global Aeronautica. We intend to use the cash proceeds of the sale to fund working capital and for general corporate purposes.

        On April 2, 2008, we signed a multi-year contract with Bell Helicopter to manufacture the empennage, ramp and ramp door for the V-22 Osprey. We estimate the contract value to be approximately $400 million for deliveries through 2013.

        On April 9, 2008, Boeing announced the rescheduling of their initial deliveries of the 787 program to the third quarter of 2009 rather than early 2009. Subsequent to this announcement Boeing provided us an updated delivery schedule reducing the number of deliveries we will make to them through 2009. See "Risk Factors — Our business depends, in large part, on the future sales of the Boeing 787 program and further delays in the delivery schedule and renegotiation of contract terms for the 787 program could have a material adverse effect on our financial condition, results of operations and cash flows."

        On April 11, 2008, Boeing announced they would authorize their suppliers to initiate orders for long lead materials for 20 C-17 aircraft in addition to the 10 previously authorized. To date we have received authorization from Boeing to initiate long lead orders for a total of 15 aircraft. See "Risk Factors — A decline in the U.S. defense budget or change in funding priorities may reduce demand for our customer's military aircraft and reduce our sales of products used on military aircraft."

Senior Credit Facilities

        On May 6, 2008, we borrowed an additional $200.0 million of term loans under our Incremental Facility. We received proceeds, net of fees and expenses, of approximately $184.8 million from the Incremental Facility. We expect to use the remaining amount for general corporate purposes. See "— Liquidity and Capital Resources."

Basis of Presentation

        The following provides a brief description of some of the items that appear in our financial statements and general factors that impact these items.

        Revenue and Profit Recognition.    We record revenue and profit on our long-term contracts using a percentage of completion method with units-of-delivery as our basis to measure progress toward completing the contract. Under this method of accounting, a single estimated total profit margin is used to recognize profit for each contract over its entire period of performance, which can exceed one year. As our contracts can span multiple years, we often segment the contracts into production lots for the purposes of accumulating and allocating cost. The estimated profit margin is calculated separately for each production lot within the overall contract. For example, on our production contracts, as a unit is delivered and accepted by our customer, we recognize revenue based on that unit's negotiated price and recognize profit based on our estimated margin for the related production lot.

        Amounts representing contract change orders or claims are only included in revenue when such change orders or claims have been settled with our customer and to the extent that units have been delivered. Additionally, some of our contracts contain terms or provisions, such as price re-determination or price escalation, which are included in our estimate of contract value when the amounts can be reliably estimated and their realization is reasonably assured.

        The impact of revisions in profit estimates is recognized on the cumulative catch-up basis in the period in which such revisions are made. Changes in our estimates of contract value or profit can impact revenue and/or cost of sales. For example, in the case of a customer settlement of a pending change order or claim, we may recognize additional revenue and/or margin depending on the production lot's stage of completion. Provisions for anticipated losses on contracts are recorded in the period in which they become evident ("forward losses").

        For a further discussion of our revenue recognition policy, see "— Critical Accounting Policies and Estimates — Revenue and Profit Recognition."

        Cost of sales.    Cost of sales includes direct production costs such as labor (including fringe benefits), material costs, manufacturing and engineering overhead and production tooling costs. Examples of costs included in overhead are costs related to quality assurance, information technology, indirect labor and fringe benefits, depreciation and amortization and other support costs such as supplies and utilities.

        Selling, general and administrative expenses.    Selling, general and administrative expenses include expenses for executive management, program management, business management, human resources, accounting, treasury, and legal. The major cost elements of selling, general and administrative expenses include salary and wages, fringe benefits, stock compensation expense, travel and supplies. In addition, these expenses include period expenses for non-recurring program development, such as the 787 start up costs, research and development, and other non-recurring activities, as well as costs that are not allowed under U.S. Government contract terms.

        Interest expense, net.    Interest expense, net reflects interest income and expense, and includes the effects of interest rate swaps and the amortization of capitalized debt origination costs.

        Other loss.    Other loss represents miscellaneous items unrelated to our core operations.

        Equity in (loss) of joint venture.    Equity in (loss) of joint venture reflects our share of the loss from Global Aeronautica since its formation in April 2005. On March 26, 2008, we entered into an agreement to sell our equity interest in Global Aeronautica to Boeing. Once this transaction is consummated, our results of operations will no longer be impacted by this joint venture.

Results of Operations

							Three Months Ended
	Year Ended December 31, 2005(1)		Year Ended December 31, 2006		Year Ended December 31, 2007
							April 1, 2007		March 30, 2008
	Amount	Percent of Total Revenue	Amount	Percent of Total Revenue	Amount	Percent of Total Revenue	Amount	Percent of Total Revenue	Amount	Percent of Total Revenue
	(dollars in millions)
Revenue:
Commercial	$602.7	46%	$699.3	45%	$794.5	49%	$193.8	51%	$215.2	51%
Military	471.7	36%	560.9	36%	530.0	33%	114.5	30%	137.9	32%
Business Jets	222.8	18%	290.7	19%	301.0	18%	72.4	19%	72.3	17%

Total revenue	$1,297.2		$1,550.9		$1,625.5		$380.7		$425.4
Costs and expenses:
Cost of sales	1,231.8	95%	1,274.2	82%	1,269.3	78%	292.5	77%	326.3	77%
Selling, general and administrative	234.2	18%	236.0	15%	246.7	15%	54.0	14%	54.3	13%
Asset/intangible impairment charge	5.9		9.0		—		—		—

Total costs and expenses	$1,471.9	113%	$1,519.2	98%	$1,516.0	93%	$346.5	91%	$380.6	89%
Operating income (loss)	(174.7)	13%	31.7	2%	109.5	7%	34.2	9%	44.8	11%
Interest expense, net	(51.3)		(63.1)		(59.0)		(14.6)		(15.7)
Other (loss)	(0.3)		(0.5)		(0.1)		(0.1)		—
Equity in (loss) of joint venture	(3.4)		(6.7)		(4.0)		(0.3)		(0.4)
Income taxes	—		1.9		(0.1)		—		—

Net Income (loss)	$(229.7)		$(36.7)		$46.3		$19.2		$28.7

(1)
Certain prior period amounts have been reclassified to conform with the current year presentation. See Note 5 to our annual consolidated financial statements included elsewhere in this prospectus for further explanation.

Three Months Ended March 30, 2008 Compared to Three Months Ended April 1, 2007

        Revenue.    Revenue for the three months ended March 30, 2008 was $425.4 million, an increase of $44.7 million or 12%, compared with the same period in the prior year. When comparing the first quarter of 2008 with the same period in the prior year:

  •
  Commercial revenue increased $21.4 million or 11%. Revenue for our Boeing programs increased $11.1 million primarily due to non-recurring sales for the 747-8 program and initial deliveries on the 787 program. In addition, revenue for our Airbus programs increased $10.3 million primarily due to higher sales for the A330 program.

  •
  Military revenue increased $23.4 million or 20%, primarily due to higher delivery rates on the H-60 program and timing of deliveries for the Global Hawk program.

  •
  Business Jet revenue remained flat during the period with immaterial fluctuations on a program by program basis.

        Cost of sales.    Cost of sales was 77% of revenue for each of the three month periods ended March 30, 2008 and April 1, 2007. During the first quarter of 2008, we released purchase accounting reserves of $22.6 million for the 747 program to reflect the completion of the deliveries for the 747-400 model. Offsetting this benefit was increased costs for the C-17 program as it transitions from a multi-year agreement to a single-year agreement.

        Selling, general and administrative expenses.    Selling, general and administrative expenses ("SG&A") remained relatively consistent during each of the three month periods ended March 30, 2008 and April 1, 2007. Non-recurring costs related to the 787 and other programs decreased by $6.2 million for the three month period ended March 30, 2008. However, this decrease was offset by a $1.2 million increase in amortization due to acceleration of the useful life of an intangible asset to reflect the completion of the deliveries for the 747-400 model and a $5.3 million increase in labor and other general administrative costs.

        Operating income (loss).    Operating income for the three months ended March 30, 2008 was $44.8 million, compared to operating income of $34.2 million for the same period in 2007. The increase in operating income was due to increased revenue in the commercial and military markets and higher program margins on the 747 program due to the release of $22.6 million of purchase accounting reserves discussed above. This was primarily offset by lower margins on the C-17 program as it transitions from a multi-year agreement to a single-year agreement.

        Interest expense, net.    Interest expense, net for the three months ended March 30, 2008 was $15.7 million, an increase of $1.1 million compared with $14.6 million for the same period in the prior year. Interest expense increased primarily due to higher borrowings on the revolving portion of the senior secured credit facilities during the three month period ended March 30, 2008 compared with no revolver borrowings during the same period in the 2007. As of March 30, 2008, there were no borrowings under the revolving portion of our senior secured credit facilities.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenue.    Revenue for the year ended December 31, 2007 was $1,625.5 million, an increase of $74.6 million, or 5%, compared with revenue of $1,550.9 million for the prior year. When comparing the current and prior year:

  •
  Commercial revenue increased by $95.2 million, or 14%, primarily due to price adjustments and increased delivery rates. Boeing program revenue increased $120.8 million and the Airbus program revenue increased $44.4 million. These increases were partially offset by the $70.0 million of customer settlements recorded for the year ended December 31, 2006 with no corresponding contributions to revenue for the year ended December 31, 2007.

  •
  Military revenue decreased $30.9 million, or 6%. Increases of $69.1 million primarily due to higher delivery rates for the H-60 program and timing of deliveries for the C-17 program were offset by a decrease of $100.0 million of non-recurring revenue for the C-5, Global Hawk and 767 tanker programs recognized during the year ended December 31, 2006 and the completion of other small military programs.

  •
  Business Jet revenue increased by $10.3 million, or 4%, primarily due to increased delivery rates and price adjustments of $39.3 million, which were partially offset by $29.0 million of customer settlements recorded in the year ended December 31, 2006 with no corresponding contributions to revenue in the year ended December 31, 2007.

        Cost of sales.    Cost of sales for the year ended December 31, 2007 was only 78% of revenue compared to 82% of revenue for the comparable period in the prior year despite the impact of the $99.0 million of customer settlements recorded in 2006. Excluding the 2006 settlements, cost of sales as a percentage of revenue in 2006 were 88%. The improvement is primarily due to margin improvements from price adjustments and cost reductions, partially offset by losses primarily due to the increased costs for the H-60 program.

        Selling, general and administrative expenses.    Selling, general and administrative expenses ("SG&A") for the year ended December 31, 2007 were $246.7 million, an increase of $10.7 million, or 5%, compared with SG&A expenses of $236 million in the prior year. The increase is primarily due to higher 787 program period costs of $15.6 million offset by $4.9 million of decreased labor, fringe and other general and administrative costs.

        Operating income (loss).    Operating income for the year ended December 31, 2007 was $109.5 million, compared to $31.7 million in the prior year. The increase in operating income of

$77.8 million, or 245%, is primarily related to an increase in revenue and improved margins discussed above, partially offset by investment in the Boeing 787 program and the losses recorded the H-60 program.

        Interest expense, net.    Interest expense, net for the year ended December 31, 2007 was $59.0 million, a decrease of $4.1 million, or 6%, compared with $63.1 million for the same period in the prior year. Interest expense decreased due to the lower borrowings under our short-term revolver partially offset by a higher variable interest rate on our outstanding long-term bank debt.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        Revenue.    Revenue for the year ended December 31, 2006 were $1,550.9 million, an increase of $253.7 million, or 20%, compared with revenue of $1,297.2 million for the prior year. When comparing the current and prior year:

  •
  Commercial revenue increased approximately $96.6 million, or 16%, in 2006. This increase was primarily due to the recognition of $70 million in revenue related to customer settlements in the second quarter of 2006, and increased revenue of $60.3 million resulting from increased aircraft delivery rates on the Boeing 777, 767, and 747, partially offset by decreased revenue of $28.4 million due to reduced delivery rates on the Airbus A319 and A340.

  •
  Military revenue increased approximately $89.2 million, or 19%, in 2006 primarily due to increased revenue of $58.2 million on the Global Hawk and $22.3 million on the H-60 programs resulting from increased delivery rates.

  •
  Business Jet revenue increased approximately $67.9 million, or 30%, due primarily to a $29 million of customer settlements finalized in the second quarter and $35.1 million due to an increase in delivery rates for our Gulfstream programs, partially offset by a decrease of $12.5 million due to the completion of the Embraer program.

        Cost of sales.    Cost of sales as a percentage of revenue was 82% for the year ended December 31, 2006, compared with 95% for the same period in the prior year. The decrease in the cost of sales percentage was caused primarily by the absence of one-time facility consolidation and disruption expenses of $158.4 million recorded in 2005 that were not incurred in 2006, partially offset by costs recognized related to customer settlements and losses recorded on the Airbus and H-60 programs in 2006.

        Selling, general and administrative expenses.    Selling, general and administrative expenses for the year ended December 31, 2006 were $236.0 million, an increase of $1.8 million, or 1%, compared with selling, general and administrative expenses of $234.2 million for the prior year. The increase in expenses was primarily due to increases of $19.0 million in Boeing 787 investment and $9.0 million in stock compensation expense, offset by decreases of approximately $13.0 million in headcount reductions and approximately $12.0 million in net periodic costs associated with our pension and other post-retirement benefit plans.

        Asset impairment charge.    The asset impairment charge increased $3.1 million, or 53%, compared to the prior period due to an impairment charge of $9.0 million on certain fixed assets that were originally acquired as part of the consolidation effort.

        Operating income (loss).    Operating income for the year ended December 31, 2006 was $31.7 million, compared to an operating loss of $(174.7) million for the same period in the prior year. The positive change in operating income of $206.4 million is primarily due to the absence of facility consolidation expenses of $158.4 million recorded in 2005 that were not incurred in 2006, favorable customer settlements and increased revenue combined with our cost reduction efforts and reduced benefit costs. These favorable changes were partially offset by losses on the Airbus and H-60 programs.

        Interest expense, net.    Interest expense, net for the year ended December 31, 2006 was $63.1 million, an increase of $11.8 million, or 23%, compared with $51.3 million for the prior year. Interest expense, net, increased primarily due to the increase in our borrowing levels under the revolving credit agreement, combined with higher variable interest rates than in the prior year.

Liquidity and Capital Resources

        Liquidity is an important factor in determining our financial stability. We are committed to maintaining adequate liquidity. The primary sources of our liquidity include cash flow from operations and borrowing capacity through our credit facility and the long-term capital markets. Our liquidity requirements and working capital needs depend on a number of factors, including the level of delivery rates under our contracts, the level of developmental expenditures related to new programs, growth and contractions in the business cycles, contributions to our pension plans as well as interest and debt payments. Our liquidity requirements fluctuate from period to period as a result of changes in the rate and amount of our investments in our programs, changes in delivery rates under existing contracts and production associated with new contracts. In upcoming periods, our 787 program will be a key driver of our liquidity and working capital requirements as we continue our investment in, and increase our production rate under, that program. On April 9, 2008, Boeing announced that initial deliveries of the 787 program had been rescheduled to the third quarter of 2009 rather than early 2009. Subsequent to this announcement Boeing provided us an updated delivery schedule, which reduces the number of deliveries we will make to them in the near term. We believe we will be able to effectively manage our costs, work with our suppliers and Boeing to mitigate the impact of this schedule change on our financial position. However, future delays could have a material adverse effect on our financial condition, results of operations and cash flows.

        For certain aircraft programs, milestone or advance payments finance working capital, which helps to improve our liquidity. In addition, we may, in the ordinary course of business, settle outstanding claims with customers or suppliers or we may receive payments for previously unnegotiated change orders. Settlement of pending claims can have a significant impact on our results of operations and cash flows. We recently reached an interim settlement regarding certain pending claims related to our 787 program. These claims related to non-recurring costs we incurred in developing the program as well as increases in our expected production costs due to aircraft design changes. In addition, we received advance payments of approximately $122.0 million from Boeing in March 2008, which will be liquidated as shipments occur. We are continuing our discussions with Boeing on future pricing considerations with an objective of resolving such considerations in a timely manner.

        We believe that cash flow from operations, cash and cash equivalents on hand and funds available under the revolving portion of our credit facility will provide adequate funds for our ongoing working capital and capital expenditure needs and near term debt service obligations to allow us to meet our current contractual commitments for at least the next twelve months. Our ability to refinance our indebtedness or obtain additional sources of financing will be affected by economic conditions and financial, business and other factors, some of which are beyond our control. Management has implemented and continues to implement cost savings initiatives that we expect should have a positive impact on the future cash flows needed to satisfy our long-term cash requirements.

        On July 2, 2003, we issued $270.0 million of 8% Senior Notes due 2011 ("Senior Notes") with interest payable on January 15 and July 15 of each year, beginning January 15, 2004. We may redeem the notes in full or in part by paying premiums specified in the indenture governing our outstanding Senior Notes. The notes are senior unsecured obligations guaranteed by all of our existing and future domestic subsidiaries.

        We entered into $650 million of senior secured credit facilities pursuant to a credit agreement dated December 22, 2004. Our senior secured credit facilities are comprised of a $150 million six year revolving loan ("Revolver"), a $75 million synthetic letter of credit facility and a $425 million seven year term loan B. The term loan amortizes at $1.0 million per quarter with a final payment at the maturity date of December 22, 2011.

        On May 6, 2008, we entered into a joinder agreement whereby the lenders thereunder agreed to fund the Incremental Facility, pursuant to which we borrowed an additional $200.0 million of term loans under our existing senior credit facilities. We received proceeds, net of fees and expenses, of approximately $184.8 million from the Incremental Facility, which we expect to use for general corporate purposes.

        After the incurrence of the indebtedness under the Incremental Facility, $612.0 million is outstanding under our senior credit facilities. The interest rates per annum applicable to the Incremental Facility are, at our option, the ABR or Eurodollar Rate plus, in each case, an applicable margin equal to 3.00% for ABR loans and 4.00% for Eurodollar Rate loans, subject to a Eurodollar Rate floor of 3.50%.

        Except for amortization and interest rate, the terms of the Incremental Facility, including mandatory prepayments, representations and warranties, covenants and events of default, are the same as those applicable to the existing term loans under our senior credit facilities and all references to our senior credit facilities shall include the Incremental Facility. The term loans under the Incremental Facility will be repayable in equal quarterly installments of $470,000 starting in September 2008, with the balance due on December 22, 2011.

        As of March 30, 2008, we had no borrowings outstanding under the Revolver. We had long-term debt of approximately $683.0 million, which included $413.0 million incurred under our senior credit facilities and $270.0 million of Senior Notes. Additionally, as described above, on May 6, 2008, we incurred an additional $200.0 million under our senior credit facilities. In addition, we had $46.1 million in outstanding letters of credit under the $75 million synthetic facility.

        Under the credit agreement, we have the option to convert up to $25 million of the letter of credit facility to outstanding term loans, which would also be subject to the same terms and conditions as the outstanding term loans made as of December 2004. We are obligated to pay an annual commitment fee on the unused portion of our senior credit facilities of 0.5% or less, based on our leverage ratio.

        Credit Agreements and Debt Covenants.    The agreements governing our debt contain customary affirmative and negative covenants for facilities of this type, including limitations on our indebtedness, liens, investments, distributions, mergers and acquisitions, dispositions of assets, subordinated debt transactions with affiliates and mandatory prepayments in the event of certain asset dispositions, debt incurrence and equity sales. The credit agreement also includes the requirement that we maintain certain financial covenants including a leverage ratio, the requirement to maintain minimum interest coverage ratios, as defined in the agreement, and places a limitation on our capital spending levels. The Senior Notes indenture also contains various restrictive covenants, including covenants that restrict the incurrence of additional indebtedness unless the debt is otherwise permitted under the indenture. As of March 30, 2008, we were in compliance with the covenants in the indenture governing our outstanding Senior Notes.

        Our $850 million senior credit facilities (including our incremental facility) are material to our financial condition and results of operations because those facilities are our primary source of liquidity for working capital. The indenture governing our outstanding Senior Notes is material to our financial condition because it governs a significant portion of our long-term capitalization while restricting our ability to conduct our business.

        Our senior credit facilities use Adjusted EBITDA to determine our compliance with two financial maintenance covenants. See "Non-GAAP Financial Measures" below for a discussion of Adjusted EBITDA and reconciliation of that non-GAAP financial measure to net cash provided by (used in) operating activities. We are required not to permit our consolidated total leverage ratio, or the ratio of funded indebtedness (net of cash) at the end of each quarter to Adjusted EBITDA for the twelve months ending on the last day of that quarter, to exceed 4.25:1.00 for fiscal periods ending during 2008, 4.00:1.00 for fiscal 2009, 3.75:1.00 for fiscal 2010 and 3.50:1.00 thereafter. We also are required not to permit our consolidated net interest coverage ratio, or the ratio of Adjusted EBITDA for the twelve months ending on the last day of a quarter to our consolidated net interest expense for the twelve months ending on the same day, to be less than 3.50:1.00 for periods ending during 2008 and thereafter. Each of these covenants is tested quarterly, and our failure to comply could result in a default and, potentially, an event of default under our senior credit facilities. If not cured or waived, an event of default could result in acceleration of this indebtedness. Our credit facilities also use Adjusted EBITDA to determine the interest rates on our borrowings, which are based on the consolidated total leverage ratio described above. Changes in our leverage ratio may result in increases or decreases in the interest rate margin applicable to loans under our senior credit facilities. Accordingly, a change in our Adjusted EBITDA could increase or decrease our cost of funds. Our total leverage ratio and net interest coverage ratio for the three month period ended March 30, 2008 were 2.27:1.00 and 5.18:1.00, respectively. The incremental facility, pursuant to which we borrowed an additional $200.0 million of term loans, did not have a material impact on the results of these ratios.

        The indenture governing our outstanding Senior Notes contains a covenant that restricts our ability to incur additional indebtedness unless, among other things, we can comply with a fixed charge coverage ratio. We may incur additional indebtedness only if, after giving pro forma effect to that incurrence, our ratio of Adjusted EBITDA to total consolidated debt less cash on hand for the four fiscal quarters ending as of the most recent date for which internal financial statements are available meet certain levels or we have availability to incur such indebtedness under certain baskets in the indenture. Accordingly, Adjusted EBITDA is a key factor in determining how much additional indebtedness we may be able to incur from time to time to operate our business.

        Non-GAAP Financial Measures.    Periodically we disclose to investors Adjusted EBITDA, which is a non-GAAP financial measure that our management uses to assess our compliance with the covenants in our senior credit agreement, our ongoing ability to meet our obligations and manage our levels of indebtedness. Adjusted EBITDA is calculated in accordance with our senior credit agreement and includes adjustments that are material to our operations but that our management does not consider reflective of our ongoing core operations. Pursuant to our senior credit agreement, Adjusted EBITDA is calculated by making adjustments to our net income (loss) to eliminate the effect of our (1) net income tax expense, (2) net interest expense, (3) any amortization or write-off of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with indebtedness, (4) depreciation and amortization expense, (5) any extraordinary, unusual or non-recurring expenses or losses (including losses on sales of assets outside of the ordinary course of business, non-recurring expenses associated with the 787 program and certain expenses associated with our facilities consolidation efforts) net of any extraordinary, unusual or non-recurring income or gains, (6) any other non-cash charges, expenses or losses, restructuring and integration costs, (7) stock-option based compensation expenses and (8) all fees and expenses paid pursuant to our Management Agreement with The Carlyle Group. See "Certain Relationships and Related Transactions."

        Adjusted EBITDA for the years ended December 31, 2005, 2006, 2007 and the three months ended April 1, 2007 and March 30, 2008 was $180.1 million, $184.5 million, $277.4 million, $74.2 million and $79.3 million, respectively. The following table is a reconciliation of net cash provided by (used in) operating activities to Adjusted EBITDA:

	For the Years Ended			For the Three Months Ended
	December 31, 2005	December 31, 2006	December 31, 2007	April 1, 2007	March 30, 2008
	(in millions)
Net cash provided by (used in) operating activities	$(65.0)	$172.8	$34.2	$19.8	$(15.2)
Interest expense, net	51.3	63.1	59.0	14.6	15.7
Income tax expense (benefit)	—	(1.9)	0.1	—	—
Stock compensation expense	6.4	(3.0)	(5.2)	(0.7)	(0.6)
Equity in losses of joint venture	(3.4)	(6.7)	(4.0)	(0.3)	(0.4)
Loss from asset sales and other losses	(12.7)	(11.4)	(1.8)	(0.4)	(0.3)
Debt amortization costs	(3.1)	(3.1)	(3.1)	(0.8)	(0.8)
Changes in operating assets and liabilities	(83.9)	(129.7)	86.9	15.9	61.2

EBITDA	$(110.4)	$80.1	$166.1	$48.1	$59.6

Non-recurring investment in Boeing 787(1)	65.8	90.1	95.9	23.8	16.5
Unusual charges & other non-recurring program costs(2)	158.4	1.3	6.1	0.6	1.9
Loss on disposal of property, plant and equipment(3)	11.9	10.7	1.9	0.4	0.3
Pension & OPEB curtailment and non-cash expense(4)	50.9	(3.4)	—	—	—
Other(5)	3.5	5.7	7.4	1.3	1.0

Adjusted EBITDA	$180.1	$184.5	$277.4	$74.2	$79.3

(1)
Non recurring investment in Boeing 787—The Boeing 787 program, described elsewhere in this quarterly report, is a significant new program for our operations, and has required substantial start-up costs in recent periods as we built a new facility in South Carolina and invested in new manufacturing technologies dedicated to the program. These start-up investment costs are recognized in our financial statements over several periods due to their magnitude and timing. We expect that our current start-up costs in the Boeing 787 program will decline significantly as the start-up phase of the program and our current related contractual commitments will be substantially completed during the next few months. In the future, subject to potential program modifications by our customer, including development of derivatives and delivery rate increases, we could have additional start-up costs required. Our credit agreement excludes our significant start-up investment in the Boeing 787 program because it represents an unusual significant investment in a major new program that is not indicative of ongoing core operations, and accordingly the investment that has been expensed during the period is added back to Adjusted EBITDA. Also included is our loss in our joint venture with Global Aeronautica. Our share of Global Aeronautica's net loss was $3.4 million, $6.7 million and $4.0 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $0.3 million and $0.4 million for the three month periods ended April 1, 2007 and March 30, 2008, respectively. On March 26, 2008, we entered into an agreement to sell our equity interest in Global Aeronautica to Boeing. We expect this transaction will be consummated during 2008. For more information, please refer to Note 12—Investment in Joint Venture to our interim unaudited condensed consolidated financial statements.

(2)
Unusual charges and other non-recurring program costs—During 2005, we recorded expenses and related disruption charges of approximately $158.4 million related to our facilities consolidation and restructuring initiative, which were included as an adjustment in the calculation of Adjusted EBITDA. The site consolidation initiative was discontinued in early 2006, with additional charges in 2006 of approximately $8.0 million. We do not expect to incur any additional significant charges related to this plan. Our credit agreement excludes the consolidation and restructuring initiative because it represents an unusual event in our operations that is not indicative of ongoing core operating performance, and accordingly the charges that have been expensed during the period are added back to Adjusted EBITDA.

  In addition, for the year ended December 31, 2006, $24.9 million of unusual expenses related to the H-60 program and $8.0 million of restructuring charges described above was offset by $31.6 million of customer settlement income. The net, $1.3 million, of these unusual items was deducted from Adjusted EBITDA.

  In 2007, we incurred $6.1 million of non-recurring costs related to a facilities rationalization initiative. We did not record any non-recurring costs related to this initiative during 2006 and 2005.

  For the three month periods ended April 1, 2007 and March 30, 2008, we incurred $0.6 million and $1.9 million, respectively, of non-recurring costs related to a facilities rationalization initiative.

  Our senior credit agreement excludes our expenses for unusual events in our operations and non-recurring costs that are not indicative of ongoing core operating performance, and accordingly the charges that have been expensed during the period are added back to Adjusted EBITDA.

(3)
Loss on disposal of property, plant and equipment ("PP&E")—On occasion, where the asset is no longer needed for our business and ceases to offer sufficient value or utility to justify our retention of the asset, we choose to sell PP&E at a loss. These losses reduce our results of operations for the period in which the asset was sold. Our credit agreement provides that those losses are reflected as an adjustment in calculating Adjusted EBITDA.

(4)
Pension and other post-employment benefits curtailment and non-cash expense related to FAS 87 and FAS 106—Our credit agreement allows us to remove non-cash benefit expenses, so to the extent that the recorded expense exceeds the cash contributions to the plan, it is reflected as an adjustment in calculating Adjusted EBITDA.

(5)
Other—Includes non-cash stock expense and related party management fees. Our credit agreement provides that these expenses are reflected as an adjustment in calculating Adjusted EBITDA.

        We believe that each of the adjustments made in order to calculate Adjusted EBITDA is meaningful to investors because it gives them the ability to assess our compliance with the covenants in our senior credit agreement, our ongoing ability to meet our obligations and manage our levels of indebtedness.

        The use of Adjusted EBITDA as an analytical tool has limitations and you should not consider it in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. Some of these limitations are:

  •
  it does not reflect our cash expenditures, or future requirements, for all contractual commitments;

  •
  it does not reflect our significant interest expense, or the cash requirements necessary to service our indebtedness;

  •
  it does not reflect cash requirements for the payment of income taxes when due;

  •
  it does not reflect working capital requirements;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

  •
  it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, but may nonetheless have a material impact on our results of operations.

        Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as an alternative to net income or cash flow from operations determined in accordance with GAAP. Management compensates for these limitations by not viewing Adjusted EBITDA in isolation, and specifically by using other GAAP measures, such as cash flow provided by (used in) operating activities and capital expenditures, to measure our liquidity. Our calculation of Adjusted EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies.

Cash Flow Summary

				Three Months Ended
	Year Ended December 31,
				April 1, 2007	March 30, 2008
	2005	2006	2007
	(in millions)
Net income (loss)	$(229.7)	$(36.7)	$46.3	$19.2	$28.7
Non-cash items	80.8	79.8	74.8	16.5	17.3
Changes in working capital	83.9	129.7	(86.9)	(15.9)	(61.2)

Net cash provided by (used in) operating activities	(65.0)	172.8	34.2	19.8	(15.2)
Net cash used in investing activities	(152.1)	(102.7)	(49.6)	(22.0)	(19.0)
Net cash provided by (used in) financing activities	98.3	13.2	(2.4)	(1.2)	—

Net increase (decrease) in cash and cash equivalents	(118.8)	83.3	(17.8)	(3.4)	(34.2)
Cash and cash equivalents at beginning of year	128.9	10.1	93.4	93.4	75.6

Cash and cash equivalents at end of year	$10.1	$93.4	$75.6	$90.0	$41.4

Three Months Ended March 30, 2008 Compared to Three Months Ended April 1, 2007

        Net cash used in operating activities for the three months ended March 30, 2008 was $15.2 million, a change of $35.0 million compared to net cash provided by operating activities of $19.8 million for the same period in 2007. The change primarily resulted from delays in the timing of payments received from customers and increased working capital requirements for the 787 program.

        Net cash used in investing activities has primarily been for capital expenditures. Net cash used for investing activities for the three months ended March 30, 2008 was $19.0 million, a decrease of $3.0 million or 14% compared to $22.0 million for the same period in 2007. This reduction is primarily due to decreases in capital spending for the 787 program.

        There was no net cash used in financing activities for the three months ended March 30, 2008. This increase of $1.2 million compared to the same period in 2007 was primarily due to the timing of the $1.0 million quarterly debt payment in 2007 versus 2008.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Net cash provided by operating activities for the year ended December 31, 2007 was $34.2 million, a decrease of $138.6 million or 80% compared to net cash provided by operating activities of $172.8 million for the prior year. The decrease compared to the prior year was primarily due to cash received from customer settlements and advances during 2006 partially offset by improved operating results in 2007.

        The decrease in cash related to changes in working capital is due mainly to large customer settlements and advances received in 2006. The non-cash items decreased slightly primarily due to the $9.0 million impairment charge incurred during 2006 but not during 2007, partially offset by the $4.3 million increase in depreciation and amortization expense.

        Cash used in investing activities generally has been used for capital expenditures. Net cash used for capital expenditures for the year ended December 31, 2007 was $57.4 million, a decrease of $58.0 million or 50% compared to $115.4 million for the prior year. The decrease reflects lower capital spending for the 787 program and the related construction for the South Carolina site compared to 2006 investment levels.

        Cash used in financing activities for the year ended December 31, 2007 was $2.4 million, a decrease of $15.6 million compared to net cash provided by financing activities of $13.2 million for the prior year. The decrease was primarily due to $17.4 million of cash received in 2006 for government grants related to our North Charleston, South Carolina facility whereas only $2.1 million was received in 2007. As of December 31, 2007, there were no outstanding borrowings under our Revolver, leaving borrowing capacity of $150.0 million available.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        Net cash provided by operating activities for the year ended December 31, 2006 was $172.8 million, an increase of $237.8 million compared to net cash used by operating activities of $65.0 million for the prior year. The increase compared to the prior year was primarily due to cash received from customer settlements and advances during 2006 in addition to improved operating results.

        The increase in cash related to changes in working capital is due mainly to large customer settlements and advances received throughout the year. The non-cash items were relatively unchanged from the prior period as depreciation expense decreased from December 31, 2006 compared to December 31, 2005 partially offset by an increase in the equity loss in our joint venture and increased stock compensation expense of $9.4 million.

        Cash used in investing activities generally has been for capital expenditures. Net cash used for capital expenditures for the year ended December 31, 2006 was $115.4 million, a decrease of $31.7 million or 22% compared to $147.1 million for the prior year. The decrease reflects decreases in capital spending for the 787 program and the related construction for the South Carolina site compared to 2005 investment levels.

        Cash provided by financing activities for the year ended December 31, 2006 was $13.2 million, a decrease of $85.1 million or 87% compared to net cash provided by financing activities of $98.3 million for the prior year. The decrease was primarily due to the 2005 receipt of $52.6 million from the Hawthorne facility sale, as well as the decrease in cash received from governmental grants of $34.8 million. As of December 31, 2006, there were no outstanding borrowings under our Revolver, leaving borrowing capacity of $150.0 million available.

Contractual Obligations

        The following table summarizes the scheduled maturities of financial obligations and expiration dates of commitments as of December 31, 2007:

	2008	2009	2010	2011	2012	Thereafter	Total
	(in millions)
Senior credit facilities(1)	$4.0	$4.0	$4.0	$401.0	$—	$—	$413.0
8% senior notes due 2011	—	—	—	270.0	—	—	270.0
Operating leases	21.0	19.9	18.4	8.1	3.0	3.5	73.9
Purchase obligations(2)	1,027.7	132.7	8.8	2.5	—	—	1,171.7

Total	$1,052.7	$156.6	$31.2	$681.6	$3.0	$3.5	$1,928.6

(1)
In addition to the obligations in the table, at December 31, 2007, we had contractual interest payment obligations as follows: (a) variable interest rate payments on $413 million outstanding under our amended senior secured credit facilities based upon LIBOR plus the applicable margin, which correlated to an interest rate of 7.34% at December 31, 2007, and (b) $21.6 million per year on the 8% senior notes due 2011. These amounts do not reflect obligations under the Incremental Facility.

(2)
Includes contractual obligations for which we are committed to purchase goods and services as of December 31, 2007. The most significant of these obligations relate to raw material and parts supply contracts for our manufacturing programs and these amounts are primarily comprised of open purchase order commitments to vendors and subcontractors. Many of these agreements provide us the ability to alter or cancel orders and require our suppliers to mitigate the change. Even where purchase orders specify determinable prices, quantities and delivery timeframes, generally the purchase obligations remain subject to frequent modification and therefore are highly variable. As a result, we regularly experience significant fluctuations in the aggregate amount of purchase obligations, and the amount reflected in the table above may not be indicative of our purchase obligations over time. The ultimate liability for these obligations may be reduced based upon modification or termination provisions included in some of our purchase contracts, the costs incurred to date by vendors under these contracts or by recourse under normal termination clauses in firm contracts with our customers.

        In addition to the financial obligations detailed in the table above, we also had obligations related to our benefit plans at December 31, 2007 as detailed in the following table. Our other post-retirement benefits are not required to be funded in advance, so benefit payments are paid as they are incurred. Our expected net contributions and payments are included in the table below:

	Pension Benefits	Other Post- retirement Benefits
	(in millions)
Benefit obligation at December 31, 2007	$1,813.9	$529.2
Plan assets at December 31, 2007	1,452.0	—
Projected contributions
2008	125.9	48.7
2009	69.4	50.2
2010	59.5	49.3
2011	54.2	48.6
2012	44.9	47.4

Total 2008-2012	$353.9	$244.2

        Current plan documents reserve our right to amend or terminate the plans at any time, subject to applicable collective bargaining requirements for represented employees.

Off Balance Sheet Arrangements

        None.

Inflation

        A majority of our sales are conducted pursuant to long-term contracts that set fixed unit prices and some of which provide for price adjustment through escalation clauses. The effect of inflation on our sales and earnings is minimal because the selling prices of those contracts, established for deliveries in the future, generally reflect estimated costs to be incurred in these future periods. Our estimated costs take into account the anticipated rate of inflation for the duration of the relevant contract.

        Our supply base contracts are conducted on a fixed price basis in U.S. dollars. In some cases our supplier arrangements contain escalation adjustment provisions based on accepted industry indices, with appropriate forecasting incorporated in program financial estimates. Raw materials price escalation has been mitigated through existing long-term agreements, which remain in place for several more years.

Our expectations are that the continued demand for these materials will continue to put additional pressures on pricing for the foreseeable future. Strategic cost reduction plans will continue to focus on mitigating the affects of this demand curve on our operations.

Quantitative and Qualitative Disclosures About Market Risk

        As a result of our operating and financing activities, we are exposed to various market risks that may affect our consolidated results of operations and financial position. These market risks include fluctuations in interest rates, which impact the amount of interest we must pay on our variable-rate debt. Other than the interest rate swaps described below, financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

        Trade accounts receivable include amounts billed and currently due from customers, amounts currently due but unbilled, certain estimated contract changes, claims in negotiation that are probable of recovery, and amounts retained by the customer pending contract completion. We continuously monitor collections and payments from customers. Based upon historical experience and any specific customer collection issues that have been identified, we record a provision for estimated credit losses, as deemed appropriate.

        While such credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates in the future.

        We maintain cash and cash equivalents with various financial institutions and perform periodic evaluations of the relative credit standing of those financial institutions. We have not experienced any losses in such accounts and believe that we are not exposed to any significant credit risk on cash and cash equivalents.

        Some raw materials and operating supplies are subject to price and supply fluctuations caused by market dynamics. Our strategic sourcing initiatives are focused on mitigating the impact of commodity price risk. We have long-term supply agreements with a number of our major suppliers. We, as well as our supply base, are experiencing delays in the receipt of and price increases on metallic raw materials. Through 2008, we forecast that these raw material price increases will slow considerably. However, based upon market shift conditions and industry analysis we expect price increases to return in 2009 and beyond due to increased infrastructure demand in China and Russia, and increased aluminum and titanium usage in an ever wider range of global products. We generally do not employ forward contracts or other financial instruments to hedge commodity price risk, however, we are reviewing a full range of business options focused on strategic risk management for all raw material commodities.

        Our suppliers' failure to provide acceptable raw materials, components, kits and subassemblies would adversely affect our production schedules and contract profitability. We maintain an extensive qualification and performance surveillance system to control risk associated with such supply base reliance. We are dependent on third parties for all information technology services. To a lesser extent, we also are exposed to fluctuations in the prices of certain utilities and services, such as electricity, natural gas, chemical processing and freight. We utilize a range of long-term agreements and strategic aggregated sourcing to optimize procurement expense and supply risk in these categories.

Interest Rate Risks

        From time to time, we may enter into interest rate swap agreements or other financial instruments in the normal course of business for purposes other than trading. These financial instruments are used to mitigate interest rate or other risks, although to some extent they expose us to market risks and credit risks.

        We control the credit risks associated with these instruments through the evaluation of the creditworthiness of the counter parties. In the event that a counter party fails to meet the terms of a contract or agreement then our exposure is limited to the current value, at that time, of the interest rate differential, not the full notional or contract amount. Management believes that such contracts and agreements have been executed with creditworthy financial institutions. As such, we consider the risk of nonperformance to be remote.

        Management has performed sensitivity analyses to determine how market rate changes will affect the fair value of the market risk sensitive hedge positions and all other debt that we will bear. Such an analysis is inherently limited in that it represents a singular, hypothetical set of assumptions. Actual market movements may vary significantly from our assumptions. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or earnings effect we would recognize from the assumed market rate movements. We are exposed to cash flow risk due to changes in interest rates with respect to the entire $612.0 million of variable rate debt under our senior credit facilities. After giving pro forma effect to our borrowings under the Incremental Facility, a one-percentage point increase in interest rates on our variable rate debt as of March 30, 2008 would decrease our annual pre-tax income by approximately $6.1 million. While there was no debt outstanding under our six-year revolving credit facility at March 30, 2008, any future borrowings would be subject to the same type of variable rate risks. All of our remaining debt is at fixed rates; therefore, changes in market interest rates under these instruments would not significantly impact our cash flows or results of operations.

        In the past, we have entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. Under these agreements, we exchanged floating rate interest payments for fixed rate payments periodically over the term of the swap agreements. We may continue to manage market risk with respect to interest rates by entering into hedge agreements, as we have done in the past.

Foreign Currency Risks

        We are subject to foreign currency exchange rate risk due to our contracted business with foreign customers and suppliers. As purchase prices and payment terms under the relevant contracts are denominated in U.S. dollars, our exposure has been minimized. However, as the strength of the U.S. dollar continues to decline, we may be forced to renegotiate with our suppliers and customers to avoid a significant impact to our margins and results of operations.

Utility Price Risks

        We have exposure to utility price risks as a result of volatility in the cost and supply of energy and in natural gas prices. To minimize this risk, we have entered into fixed price contracts at certain of our manufacturing locations for a portion of their energy usage for periods of up to three years. Although these contracts would reduce the risk to us during the contract period, future volatility in the supply and pricing of energy and natural gas could have an impact on our consolidated results of operations.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial position and results of operations are based upon our consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Although we evaluate our estimates, which are based on the most current and best available information and on various other assumptions that are believed to be reasonable under the circumstances, on an ongoing basis, actual results may differ from these estimates under different assumptions or conditions. We believe the following items are the critical accounting policies and most significant estimates and assumptions used in the preparation of our financial statements. These accounting policies conform to the accounting policies contained in the consolidated financial statements included elsewhere in this prospectus.

        Accounting Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and, in particular, estimates of contract costs and revenues used in the earnings recognition process. We have recorded all estimated contract losses that are reasonably estimable and probable. To enhance reliability in our estimates, we employ a rigorous estimating process that is reviewed and updated at least on a quarterly basis. However, actual results could differ from those estimates.

        Revenue and Profit Recognition.    The majority of our sales are made pursuant to written contractual arrangements or "contracts" to design, develop and manufacture aerostructures to the specifications of the customer under firm fixed-price contracts. These contracts are within the scope of the American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, (SOP 81-1) and revenue and profits on contracts are recognized using percentage-of-completion methods of accounting. Revenue and profits are recognized on production contracts as units are delivered and accepted by the customer (the "units-of-delivery" method). Under the percentage-of-completion method of accounting, a single estimated total profit margin is used to recognize profit for each contract over its entire period of performance, which can exceed one year. Amounts representing contract change orders or claims are included in revenue only when such change orders or claims have been settled with our customer and to the extent that units have been delivered.

        Additionally, some contracts contain provisions, price re-determination or cost and/or performance incentives. Such amounts or incentives are included in contract value when the amounts can be reliably estimated and their realization is reasonably assured. The impact of revisions in profit estimates is recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period in which they become evident ("forward losses") and are first offset against costs that are included in inventory, with any remaining amount reflected in accrued contract liabilities in accordance with SOP 81-1. Revisions in contract estimates, if significant, can materially affect our results of operations and cash flows, as well as our valuation of inventory. Furthermore, certain contracts are combined or segmented for revenue recognition in accordance with SOP 81-1.

        Advance payments and progress payments received on contracts-in-process are first offset against related contract costs that are included in inventory, with any remaining amount reflected in current liabilities.

        Accrued contract liabilities consisted of the following:

	December 31, 2007	March 30, 2008
	(in millions)
Advances and progress billings	$182.9	$232.6
Forward loss	18.3	12.6
Other	29.2	5.0

Total accrued contract liability	$230.4	$250.2

        Accounting for the revenue and profit on a contract requires estimates of (1) the contract value or total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract's scope of work and (3) the measurement of progress towards completion. The estimated profit or loss on a contract is equal to the difference between the total contract value and the estimated total costs at completion. Under the units-of-delivery percentage of completion method, revenue on a contract is recorded as the units are delivered and accepted during the period at an amount equal to the contractual selling price of those units. The profit recorded on a contract under the units-of-delivery method is equal to the estimated total profit margin for the contract stated as a percentage of contract revenue multiplied by the revenue recorded on the contract during the period. Adjustments to original estimates for a contract's revenues, estimated costs at completion and estimated total profit are often required as work progresses under a contract, as experience is gained, and as more information is obtained, even though the scope of work required under the contract may not change, or if contract modifications occur. These estimates are also sensitive to the assumed rate of production. Generally, the longer it takes to complete the contract quantity, the more relative overhead that contract will absorb.

        Although fixed-price contracts, which may extend several years into the future, generally permit us to keep unexpected profits if costs are less than projected, we also bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on the contract. In a fixed-price contract, we must fully absorb cost overruns, not withstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of revenue that may otherwise be achieved. Our failure to anticipate technical problems, estimate delivery reductions, estimate costs accurately or control costs during performance of a fixed price contract may reduce the profitability of a fixed price contract or cause a loss. We believe we have recorded adequate provisions in the financial statements for expected losses on fixed-price contracts, but we cannot be certain that the contract loss provisions will be adequate to cover all actual future losses.

        As mentioned above, the vast majority of our revenue is related to the sale of manufactured end item products and spare parts. Any revenue related to the provision of services is accounted for separately and is not material to our results of operations.

        Inventories.    Inventoried costs primarily relate to work in process and represent accumulated contract costs less the portion of such costs allocated to delivered items. Accumulated contract costs include direct production costs, manufacturing and engineering overhead, production tooling costs, and certain general and administration expenses.

        In accordance with industry practice, inventoried costs are classified as a current asset and include amounts related to contracts having production cycles longer than one year; therefore, a portion thereof will not be realized within one year. See Note 5 to our consolidated financial statements included elsewhere in this prospectus.

        Goodwill.    Goodwill is tested for impairment at least annually, by reporting unit in accordance with the provisions of SFAS 142. Under SFAS 142, the first step of the goodwill impairment test used to identify potential impairment compares the fair value of a reporting unit with its carrying value. We have concluded that we are a single reporting unit. Accordingly, all assets and liabilities are used to determine our carrying value. Since we currently have an accumulated deficit, there have been no impairment charges recognized in 2005, 2006, 2007 or the three months ended March 30, 2008.

        For this testing we use an independent valuation firm to assist in the estimation of enterprise fair value using standard valuation techniques such as discounted cash flow, market multiples and comparable transactions. The discounted cash flow fair value estimates are based on management's projected future cash flows and the estimated weighted average cost of capital. The estimated weighted average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt and equity capital.

        We must make assumptions regarding estimated future cash flows and other factors used by the independent valuation firm to determine the fair value. If these estimates or the related assumptions change, we may be required to record non-cash impairment charges for goodwill in the future.

        Post-Retirement Plans.    The liabilities and net periodic cost of our pension and other post-retirement plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, the expected long-term rate of asset return, the assumed average rate of compensation increase and rate of growth for medical costs. The actuarial assumptions used to calculate these costs are reviewed annually. Assumptions are based upon management's best estimates, after consulting with outside investment advisors and actuaries, as of the annual measurement date.

        The assumed discount rate utilized is based on a point in time estimate as of our December 31 annual measurement date. This rate is determined based upon on a review of yield rates associated with long-term, high quality corporate bonds as of the measurement date and use of models that discount projected benefit payments using the spot rates developed from the yields on selected long-term, high quality corporate bonds. The effect of changing the discount rate 25 basis points is shown in Note 14 to our consolidated financial statements included elsewhere in this prospectus.

        The assumed expected long-term rate of return on assets is the weighted average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the Projected Benefit obligation ("PBO"). The expected average long-term rate of return on assets is based principally on the counsel of our outside investment advisors and was projected at 8.5% in 2005, 2006 and 2007. This rate is based on actual historical returns and anticipated long-term performance of individual asset classes with consideration given to the related investment strategy. This rate is utilized principally in calculating the expected return on plan assets component of the annual pension expense. To the extent the actual rate of return on assets realized over the course of a year differs from the assumed rate, that year's annual pension expense is not affected. The gain or loss reduces or increases future pension expense over the average remaining service period of active plan participants expected to receive benefits.

        The assumed average rate of compensation increase represents the average annual compensation increase expected over the remaining employment periods for the participating employees. This rate is estimated to be 4% and is utilized principally in calculating the PBO and annual pension expense.

        In addition to our defined benefit pension plans, we provide certain healthcare and life insurance benefits for certain eligible retired employees. Such benefits are unfunded as of December 31, 2007. Employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age and years of service requirements. Election to participate for some employees must be made at the date of retirement. Qualifying dependents at the date of retirement are also eligible for medical coverage. Current plan documents reserve our right to amend or terminate the plans at any time, subject to applicable collective bargaining requirements for represented employees. From time to time, we have made changes to the benefits provided to various groups of plan participants. Premiums charged to most retirees for medical coverage prior to age 65 are based on years of service and are adjusted annually for changes in the cost of the plans as determined by an independent actuary. In addition to this medical inflation cost-sharing feature, the plans also have provisions for deductibles, co-payments, coinsurance percentages, out-of-pocket limits, schedules of reasonable fees, preferred provider networks, coordination of benefits with other plans, and a Medicare carve-out. A one-percentage point shift in the medical trend rate would have the effect shown in Note 14 to our consolidated financial statements included elsewhere in this prospectus.

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, Employer's Accounting for Defined Benefit Pension and Other Post-retirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R)

("SFAS 158"). SFAS 158 requires an employer that is a business entity and sponsors one or more single employer benefit plans to recognize the funded status of the benefit obligation in our statement of financial position. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation (PBO) or accumulated post-retirement benefit obligation (APBO) of the plan using a December 31 measurement date. We have implemented SFAS 158 in our financial statements for the year ended December 31, 2007. In order to recognize the funded status, we determined the fair value of the plan assets. The majority of our plan assets are publicly traded investments that were valued based on the December 31, 2007 publicly quoted market price. Investments that are not publicly traded were valued based on the most current version of available financial information and internal due diligence was performed to assess whether the valuation process was reasonable.

Accounting Changes and Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. We adopted SFAS No. 157 for our financial assets and liabilities on January 1, 2008 and it has not materially affected our financial statements. The FAS 157 requirements for certain non-financial assets and liabilities have been deferred until the first quarter of 2009 in accordance with Financial Accounting Standards Board Staff Position (FSP) 157-2. See Note 15 to our interim unaudited condensed consolidated financial statements for a summary of the assets and liabilities that are measured at fair value as of March 30, 2008.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 expands the use of fair value measurement by permitting entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. We adopted SFAS No. 159 on January 1, 2008 and did not elect the fair value option. Thus, it had no material impact on our financial statements.

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS No. 141(R)), which replaces SFAS No. 141. SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and any goodwill acquired to be measured at their fair value at the acquisition date. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for acquisitions occurring in fiscal years beginning after December 15, 2008. The adoption of SFAS No. 141(R) will have an impact on accounting for business combinations that occur after the adoption date.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS No. 161). SFAS No. 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 is not expected to have a material impact on our financial statements as we currently do not participate in derivative or hedging instruments.

BUSINESS

Overview

        We are a leading global manufacturer of aerostructure products for commercial, military and business jet aircraft. We develop and manufacture a wide range of complex aerostructures such as fuselages, wing and tail assemblies, engine nacelles, flight control surfaces as well as helicopter cabins. Our diverse and long-standing customer base consists of the leading aerospace original equipment manufacturers, or OEMs, including Airbus, Bell Helicopter, Boeing, Cessna, Gulfstream, Hawker Beechcraft, Lockheed Martin, Northrop Grumman and Sikorsky, as well as the U.S. Air Force. We believe that our new product and program development expertise, engineering and composite capabilities, the importance of the products we supply and the advanced manufacturing capabilities we offer make us a critical partner to our customers. We collaborate with our customers and use the latest technologies to address their needs for complex, highly engineered aerostructure components and subsystems. Our products are used on many of the largest and longest running programs in the aerospace industry, including the Airbus 330/340, Boeing 747, 767, 777 and C-17 Globemaster III, Lockheed Martin C-130, Gulfstream IV and V families of aircraft, as well as significant derivative aircraft programs such as the 747-8. We are also a key supplier to our customers on newer platforms with high growth potential such as the Boeing 787 Dreamliner, Global Hawk UAV, V-22 Osprey, the Black Hawk series of helicopters and the recently awarded KC-45A military tanker program.

        We have a diverse revenue base with sales to the commercial, military and business jet markets representing 49%, 33% and 18% of our 2007 total revenues, respectively. Most of our 2007 revenues were generated under long-term contracts and nearly 90% of our 2007 revenues were generated on programs on which we are the sole-source provider. Our customers typically place orders well in advance of required deliveries, which gives us considerable visibility with respect to our future revenues. These advance orders also generally create a significant backlog for us, which was approximately $3.4 billion and $3.9 billion at December 31, 2007 and March 30, 2008, respectively. Our calculation of backlog includes only firm orders for commercial and business jet programs and funded orders for government programs, which causes our backlog to be substantially lower than the estimated aggregate dollar value of our contracts and may not be comparable to others in the industry.

        We have significant technological and engineering expertise with the latest generation of composite materials, which we believe was a key factor in our selection as one of the primary structural partners for the 787 program. The 787 program is Boeing's new composite commercial wide body program and we play a key role in this program as the designer and supplier of a significant portion of the 787 fuselage. Since the 787 program was launched in April 2004, Boeing has received over 890 orders from more than 50 customers worldwide, making it the fastest-selling new commercial aircraft in history.

Market Opportunity

        We estimate that the global market for aerostructures generated approximately $28 billion of total sales in 2007. Demand for the aerostructures we produce is largely driven by aircraft build rates, which are, in turn, driven by demand for new aircraft. This demand is influenced by market and economic trends within the commercial, military and business jet markets. The following provides an overview of the major growth drivers and current trends in each of these markets.

  Commercial Aircraft Market

        The commercial aircraft market can be categorized by aircraft size and seating as follows:

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  Large wide-body aircraft with twin aisles (more than 200 seats).  This category includes the Boeing 747, 767, 777 and 787 and the Airbus A330/340 and A380, as well as the A350XWB, planned for entry into service in 2013.

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  Smaller narrow-body aircraft with single aisles (excluding regional aircraft) (100 to 200 seats).  This category includes the Boeing 737 and the Airbus A320 family (A318/319/320/321).

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  Regional jets (approximately 40 to 110 seats).  This category includes the Bombardier CRJ Series and the Embraer ERJ 135, 140 and 145 aircraft. Embraer also produces larger (70-108 seats) regional aircraft such as the ERJ 170/175 and ERJ 190/195.

        Demand for new commercial aircraft is driven by many factors, including general economic conditions, passenger and cargo air traffic, airline profitability, the introduction of new aircraft models, and the availability and profile of used aircraft. The primary manufacturers of large commercial aircraft are Airbus and Boeing, both of which have projected that the number of commercial and freighter aircraft in service will more than double from 2006 to 2026. While Boeing and Airbus generally agree in the magnitude of the growth in the market, the manufacturers differ in their projections of numbers of aircraft and in their views of the size and type of aircraft that will be delivered over that timeframe. The long-term growth projections used in their latest forecasts are:

	Annual Passenger Growth	Annual Cargo Growth
Airbus	4.8%	6.0%
Boeing	5.0%	6.1%

        The order book, which was reported by the commercial OEMs to be more than 7,450 aircraft as of December 31, 2007, suggests that deliveries will continue at historically high levels well into the next decade. According to Airline Monitor, net orders for commercial aircraft from Boeing and Airbus reached an all-time high of 2,863 in 2007, up 55% from 1,848 in 2006. Airline Monitor estimates that total deliveries of Boeing and Airbus commercial aircraft will increase 13% from 2007 levels to 1,005 in 2008 and average over 1,100 aircraft per year over the next five years. Furthermore, deliveries of wide body aircraft (Boeing 747, 767, 777 and 787 and Airbus A330/A340 and A380), which represented 94% of our revenue from the commercial market in 2007, are forecasted to grow at a CAGR of approximately 11% over the next five years.

  Military Aircraft Market

        The military aircraft market can be categorized as follows:

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  Transport Aircraft or Cargo Aircraft—This aircraft category is characterized by the capability to transport troops, equipment and humanitarian aid into generally short and roughly prepared airfields or to perform airdrops of troops and equipment when landing is not an option. There are generally three classes of cargo aircraft: large cargo aircraft, such as the C-17 Globemaster III, C-5 Galaxy and AN124; medium cargo aircraft, such as the C-130J Hercules and the Airbus A400M, which is under development; and small cargo aircraft, such as the C-23 Sherpa and the C-27 Spartan.

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  UAVs—Currently this class of aircraft is generally used for observation and command and control. Increasingly important in the U.S. military strategy, the use of this class of aircraft is broadening into weapons delivery and air combat. Examples include Global Hawk, the Predator and the Hunter.

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  Rotorcraft—The missions of the rotorcraft fleet are broad and varied and are critical to the war efforts in Iraq and Afghanistan. The critical missions that rotorcraft serve include intra-theatre cargo delivery, troop transport and rapid insertion, observation and patrol, ground attack and search and rescue. All models are seeing heavy use in Iraq and Afghanistan and, as a result, the delivery rates are increasing on most models due to the wear and damage the aircraft are experiencing. Examples include the H-60 (Black Hawk and variants), V-22 Osprey, CH-47 Chinook and the AH-64 Apache.

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  Fighter and Attack Aircraft—Fighter aircraft are used in air-to-air combat and provide air superiority over the battle space. This role enables other friendly aircraft to perform their missions. Attack aircraft are used to support ground troops in close air support roles and penetrating attacks. This category includes the F-22A Raptor, F-35 Lightning II, F-15E Eagle, A-10 Thunderbolt II and the F/A-18 Super Hornet.

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  Aerial Tanker Aircraft—Tankers used to deliver fuel to other aircraft while airborne are essential to the effective use of combat and support aircraft. On March 3, 2008, the U.S. Air Force announced that the Northrop Grumman/EADS entrant was selected for the KC-45A tanker program, the replacement of the KC-135, and that the modernization will be based on a modified version of the Airbus A330 airframe. Boeing has filed a protest regarding the failure of the U.S. Air Force to select the Boeing entry in that competition, which is based on a modified version of the Boeing 767 airframe. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments."

        Demand for new military aircraft in the U.S. is driven by the national defense budget, procurement funding decisions, geopolitical conditions worldwide and current operational use of the existing fleet. In February 2008, President Bush proposed a $183.8 billion Fiscal Year (FY) 2009 procurement defense budget, which represents an increase of approximately 17% from the FY 2007 procurement defense budget, not including emergency supplemental appropriations. Due to the current and anticipated pace of military operations in the Middle East and the U.S. military's need to more rapidly repair or replace its existing fleet of equipment, we expect that spending for defense procurement should remain robust for at least the next several years. We are well positioned as a key supplier on some of the most important military aircraft platforms such as the C-17, Black Hawk, Global Hawk and V-22 Osprey.

  Business Jet Aircraft Market

        The business jet market includes personal, business jet aircraft with a worldwide fleet today exceeding 14,000 aircraft. There are currently more than 40 different models of business jets in production or development, ranging from Very Light Jets (VLJ) seating four passengers to trans-continental business jets that carry up to 19 passengers. The business jet market is generally classified into three major segments: Light (which include VLJ, Entry and Light jets with sale prices ranging from approximately $1 million to $10 million per aircraft), Medium (which include Light-Mid, Medium and Super-Mid jets with sale prices ranging from approximately $10 million to $20 million per aircraft), and Heavy (which include Heavy, Long Range and Ultra Long Range jets with sale prices ranging from approximately $20 million to $45 million per aircraft).

        The U.S. Air Force also operates a fleet of business jet aircraft for use by the executive and legislative branches of government as well as the U.S. joint command leadership. In addition, many foreign governments provide business jet aircraft to high-ranking officials.

        Demand for new business jet aircraft is driven by long-term economic expansion, corporate profitability, the increasing inconvenience of commercial airline travel, growing international acceptance and demand for business jet travel, increased fractional ownership and the introduction of new aircraft models. 2007 was a record year for business jet shipment and billings. According to the General Aviation Manufacturers Association, business jet deliveries increased 28% to 1,138 in 2007 from 886 in 2006. With aggregate orders during 2006 and 2007 exceeding 3,000 aircraft, we believe business jet deliveries will remain strong over the next several years. Honeywell Aerospace, in its 2007 Business Aviation Outlook, estimates that business jet deliveries will average greater than 1,300 aircraft per year over the next five years. As a major supplier to the top-selling Gulfstream IV and V families of aircraft, Citation X and Hawker 800 programs, we believe we are well positioned in key segments of the business jet market.

Competitive Strengths

        Our competitive strengths include:

        Leading, Diversified Position in the Growing Aerostructures Market.    We are a leading global manufacturer of aerostructures with a diverse mix of programs serving the commercial, military and business jet markets. Of our $1,625.5 million in total revenue for 2007, $794.5 million, $530.0 million and $301.0 million were derived from sales to the commercial, military and business jet markets, respectively. We manufacture aerostructures for Boeing and Airbus, the world's leading commercial aircraft OEMs. We also provide aerostructures for a variety of military aircraft platforms utilized by all branches of the U.S. military, including transport, tanker, surveillance, rotor aircraft and UAVs. Our business jet customers include some of the largest business jet aircraft manufacturers worldwide such as Cessna, Gulfstream and Hawker Beechcraft.

        Sole-Source Provider on High Volume, Long-Lived Commercial Platforms.    We are a market leader on many long-lived commercial programs and are well positioned to capitalize on future growth in these established programs and other new program launches. Approximately 86% of our 2007 revenues from commercial programs were generated on programs on which we are the sole-source provider. We have a long history of new program development and have played a key role in the development of many of today's most important commercial legacy platforms including the 747, 767, 777 and A330/340 since their inceptions in 1966, 1980, 1993 and 1988, respectively. The success of these and other legacy programs provides a strong foundation for our business and positions us well for future growth on new programs and derivatives that are currently in development. For example, we have extended our participation in the 747 program with the new 747-8 derivative, which is currently under development. We also have a significant role in the design and manufacturing of the 787, which is expected to be a long-lived program with multiple derivative models.

        Strong Incumbent Position on Key Long-Lived Military Programs.    We have a long history serving a diverse range of military aircraft programs, with particular strength in fixed-wing transport and rotor aircraft. We are the sole-source provider for all of the structures that we provide under our military programs other than the Black Hawk program. We have been a key supplier to the C-130 program since its inception in 1953 and the C-17 Globemaster III since its inception in 1983. We are also a key provider on newer military programs with high growth potential such as the V-22 Osprey, Global Hawk and Black Hawk. Our key customers in the military market are Boeing, Bell Helicopter, Lockheed Martin, Northrop Grumman, Sikorsky and the U.S. Air Force.

        Attractive Business Model.    Our business model has several attractive features, including:

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  Strong, Stable Cash Flow From Legacy Programs.  Revenue from legacy aircraft programs, such as the C-17, 747, 767, 777 and A330/340, which require only moderate capital expenditures to support current delivery rates, provides us with a source of strong, recurring cash flow.

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  Significant Revenue Visibility.  Most of our 2007 revenues were generated under long-term contracts and nearly 90% of our 2007 revenues were generated from programs on which we are the sole-source provider. Our customers typically place orders well in advance of required deliveries, which gives us considerable visibility with respect to our future revenues. These advance orders also generally create a significant backlog for us, which was approximately $3.4 billion and $3.9 billion at December 31, 2007 and March 30, 2008, respectively.

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  Opportunity to Participate on Next Generation Aircraft.  Our long history with our customers and our engineering, design and technology expertise positions us to be a key aerostructures provider for new aircraft, such as the 787, and to provide aerostructures on future derivatives of existing programs, such as Boeing's 747-8. We believe we are well positioned to compete for new business on next generation commercial wide body, narrow body, regional jet, business jet and military programs.

        Advanced Manufacturing and Technical Capabilities.    We are a leading global manufacturer of some of the largest and most technologically advanced parts and assemblies for a diverse range of aircraft. Our capabilities include precision assembly techniques, automated assembly processes and large-bed machining and the fabrication of large composite fiber reinforced parts. As a key program partner on the 787 program, we have enhanced our industry-leading capability in the design, manufacturing and integration of complex composite structures. Our systems integration capabilities and ability to support challenging new aircraft schedules with cost-effective design and manufacturing solutions makes us a preferred partner for our OEM customers. These advanced capabilities are integral to our ability to continue to create innovative products and services for current and next generation aircraft programs.

        High Barriers to Entry with High Switching Costs for Customers.    It would be challenging for new competitors to enter the aerostructures market due to the significant time and capital expenditures necessary to develop the capabilities to design, manufacture, test and certify aerostructure parts and assemblies. When competing for contract awards, new entrants would be required to make substantial up-front investment as well as develop and demonstrate sophisticated manufacturing expertise and experienced-based industry and aircraft program knowledge. Furthermore, aerostructure manufacturers must have extensive certifications and approvals from customers and government regulators, such as the Defense Contract Management Agency and the FAA. Additionally, due to the risk of serious production delays from switching suppliers and the high cost of additional testing and certification, we believe that OEMs are unlikely to change an aerostructure supplier after initial manufacturing contracts have been awarded.

        Well Positioned in the Military Aircraft Market.    We serve a broad spectrum of the military aircraft market, with particular strength in fixed-wing transport and rotor aircraft. Currently, we provide aerostructures for many military transport programs, including the Boeing C-17 Globemaster III, as well as the important rotorcraft military segment, with Bell/Boeing V-22 Osprey tilt rotor transport and the H-60 helicopter.

        Strong and Experienced Management Team.    We have an experienced and proven management team with an average of over 23 years of aerospace and defense industry experience. This management team has been responsible for the successful revenue growth and cost reduction initiatives that have driven our increased productivity and profitability over the past two years.

Our Business Strategy

        We intend to capitalize on our position as a leading global aerostructures manufacturer and on the expected long-term growth in the commercial, military and business jet markets. Specifically, we intend to:

        Enhance our Position as a Strategic and Valued Partner to our Customers.    We will focus on strengthening our customer relationships and expanding our market opportunities by partnering with our OEM customers on their current and future aircraft platforms. We strive to be our customers' most valued partner through excellence in our product and process technologies and by providing access to modern and efficient production facilities. We expect to continue to improve our manufacturing efficiencies, continually making operational and process upgrades to maintain the highest standards of quality and on-time delivery.

        Leverage Our Long History and Expertise Across Our Diverse Markets.    We intend to increase our sales to new and existing customers across the commercial, military and business jet markets by capitalizing on opportunities both on existing platforms as well as on future derivative and next generation programs. We believe that we are well positioned to win additional business given the breadth of our customer relationships, capabilities and experience, and our quality of service and support.

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  Legacy Programs:  With deliveries of mature commercial and business jet programs forecast to increase over the next several years, we believe we have the capability to accommodate higher production rates from our customers. We also believe we have the capability to meet the future production needs of our military OEM customers and the U.S. Air Force.

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  Derivative Programs:  We intend to utilize our incumbent position on existing programs to provide aerostructures on future derivative programs such as the Boeing 747-8 and any future derivative programs of the 787.

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  Next Generation Programs:  Next generation aircraft programs will rely to a greater extent on streamlined assembly methods, advances in composite materials and increased outsourcing. We believe we are well positioned to participate in these programs, which will include next generation versions of the U.S. military tanker, narrow and wide body commercial aircraft and business jets. We believe we have developed certain distinguishing capabilities through our historical and current military programs, including the C-17, Global Hawk and V-22, which we intend to leverage in our pursuit of future military business.

        Continue to Provide Advanced Products and Technologies.    We place a high priority on the ongoing technological development and application of our products and services. Our commitment to innovation is evidenced by the significant investment we have made in new program initiatives. We believe this important investment has made us an industry leader in technology and new product development, strengthened our customer relationships and positions us to generate new business on existing and future programs.

        Continue Operational Improvements.    We will continue to implement the best operational practices that have already resulted in significant operational improvements and increased profitability over the last two years. These best operational practices are institutionalized as part of what we refer to as the Vought Operating System, which is now implemented in all of our facilities to drive operational improvements.

        Selectively Pursue Acquisitions.    We intend to selectively pursue acquisition opportunities that fit our business strategy, in particular opportunities that will further enhance and diversify our program portfolio as well as provide further technological differentiation.

Products and Programs

        We design, manufacture and supply both metal and composite aerospace structural assemblies including the following:

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  fuselage sections (including upper and lower ramp assemblies, skin panels, aft sections, and pressure bulkheads);

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  complete integrated fuselage barrels;

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  wings and wing assemblies (including skin panels, spars, and leading edges);

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  empennages (tail assemblies, including horizontal and vertical stabilizers, horizontal and vertical leading edge assemblies, elevators and rudders);

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  nacelles and nacelle components (the structures around engines, including fan cowls, inlet cowls, pylons and exhaust nozzles);

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  rotorcraft cabins and substructures;

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  detail parts (metallic and composite); and

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  control surfaces (including flaps, ailerons, rudders, spoilers and elevators).

  Commercial Aircraft Products

        We produce a wide range of commercial aircraft products and participate in a number of major commercial programs for a variety of customers.

        We are one of the largest independent manufacturers of aerostructures for Boeing. We have more than 40 years of commercial aircraft experience with Boeing, and we have maintained a formal strategic alliance with Boeing since 1994.

        We are also one of the largest U.S. manufacturers of aerostructures for Airbus and have almost 20 years of commercial aircraft experience with the various Airbus entities.

        The following table summarizes the major commercial programs that we currently have under long-term contract by customer and product, indicating in each case whether we are a sole-source provider and the approximate year in which we began supporting the program.

Customer / Aircraft	Main Products	Sole-Source(1)	Year Program Commenced(2)
Airbus
A330/340	Upper skin panel assemblies, center spar and midrear spar, mid and outboard leading edge assemblies	✓	1988
A340-500/600	Upper skin panel, stringers, center spar and midrear spar, mid and outboard leading edge assemblies	✓	1998
Boeing
747	Fuselage panels and empennage (vertical stabilizer, horizontal stabilizer, aft body section)	✓	1966
767	Wing center section, horizontal stabilizer and aft fuselage section	✓	1980
777	Inboard flaps, spoilers and spare requirements	✓	1993
787	Composite aft fuselage and integrated systems	✓	2005

(1)
Indicates programs where we are currently the sole provider of the structures we provide for that program.

(2)
Indicates approximate year in which we began supporting the program.

  Military Aircraft Products

        We produce a broad array of products for military organizations both in the United States and around the world. In the United States, we provide aerostructures for a variety of military platforms, including transport, rotorcraft and unmanned aircraft utilized by all four branches of the U.S. military. The following table summarizes the major military programs that we currently have under long-term contract by customer and product, indicating in each case whether we are a sole-source provider and the approximate year in which we began supporting the program.

Customer / Aircraft	Main Products	Sole-Source(1)	Year Program Commenced(2)
Airbus
KC-45A(3)	Upper skin panel assemblies, center spar and midrear spar, mid and outboard leading edge assemblies	✓	1988
Bell/Boeing
V-22 Osprey	Fuselage skin panels, empennage and ramp door assemblies	✓	1993
Boeing
C-17 Globemaster III	Empennage and nacelle components	✓	1983
Lockheed Martin
C-130J Hercules	Empennage	✓	1953
Northrop Grumman
E-2 Hawkeye	Bond assemblies, detail fabrication and machine parts for outer wing panels and fuselage	✓	2000
Global Hawk	Integrated composite wing	✓	1999
Sikorsky
H-60 Black Hawk	Cabin structure		2004
U.S. Air Force
C-5 Galaxy	Flaps, slats, elevators, wing tips and panels	✓	2002

(1)
Indicates programs where we are currently the sole provider of the structures we provide for that program.

(2)
Indicates approximate year in which we began supporting the program.

(3)
The work we perform on the KC-45A is expected to be through our commercial agreement with Airbus on the A330. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments."

  Business Jet Aircraft Products

        Our customers in this market include primary business jet aircraft manufacturers such as Cessna, Gulfstream, and Hawker Beechcraft. We believe we are the largest aerostructures supplier to Gulfstream for their G350, G450, G500, and G550 models.

        The following table summarizes the major business jet programs that we currently have under long-term contract by customer and product, indicating in each case whether we are a sole-source provider and the approximate year in which we began supporting the program.

Customer / Aircraft	Main Products	Sole-Source(1)	Year Program Commenced(2)
Cessna
Citation X	Upper and lower wing skin assemblies	✓	1992
Gulfstream
Gulfstream IV Family	Nacelle components and wing boxes	✓	1983
Gulfstream V Family	Integrated wings	✓	1993
Hawker Beechcraft
Hawker 800	Nacelle components	✓	1981

(1)
Indicates programs where we are currently the sole provider of the structures we provide for that program.

(2)
Indicates approximate year in which we began supporting the program.

Customers

        We generate a large proportion of our revenues from three large customers. The following table reports the total revenue from these customers relative to our total revenue.

	Year Ended December 31, 2005		Year Ended December 31, 2006		Year Ended December 31, 2007
Customers	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue
	(in millions)
Boeing	$728.9	56%	$857.9	55%	$926.6	57%
Airbus	186.3	14%	161.8	10%	206.2	13%
Gulfstream	183.9	14%	248.4	16%	259.1	16%

Total	1,099.1	84%	1,268.1	81%	1,391.9	86%

Total revenue	$1,297.2	100%	$1,550.9	100%	$1,625.5	100%

        Although the majority of our revenues are generated by sales into the U.S. market, as shown on the following table, a significant portion of our revenues are generated by sales to OEMs located outside of the United States.

	Year Ended December 31, 2005		Year Ended December 31, 2006		Year Ended December 31, 2007
Revenue Source	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue
	(in millions)
United States	$1,094.0	84%	$1,387.5	89%	$1,419.3	87%
International(1)	203.2	16%	163.4	11%	206.2	13%

Total revenue	$1,297.2	100%	$1,550.9	100%	$1,625.5	100%

(1)
Our primary international customer is Airbus.

Raw Materials, Purchased Parts and Suppliers

        We depend on the availability of raw materials, component parts and subassemblies from our suppliers and subcontractors. Our suppliers' ability to provide timely and quality raw materials, components, kits and subassemblies affects our production schedules and contract profitability. We maintain an extensive qualification and performance surveillance system to control risk associated with this reliance on the supply chain.

        Our strategic sourcing initiatives seek to find ways of mitigating the inflationary pressures of the marketplace. In recent years, these inflationary pressures have affected the market for raw materials. We forecast that in the short term, the raw materials price increases experienced in recent years will slow considerably. However, we expect that in 2009 and beyond, due to demand pressure as OEM's deliver on the recently accumulated order backlogs, prices increases may again escalate. The weakening U.S. dollar is also subjecting our supply chain, specifically our foreign suppliers, to decreased contract realization rates as the purchase prices and payment terms of our contracts with suppliers are denominated in U.S. dollars. These factors may force us to renegotiate with our suppliers and customers to avoid a significant impact to our margins and results of operations.

        These macro-economic pressures may increase our operating costs with consequential risk to our cash flow and profitability. As a rule, we don't employ forward contracts or other financial instruments to hedge commodity price risk, although we continuously explore supply chain risk mitigation strategies.

        We are exposed to fluctuations in prices of utilities and services (electricity, natural gas, chemical processing and freight). We seek to minimize these risks through use of long term agreements and aggregated sourcing.

        We also depend on third parties for most of our information technology requirements necessary to run our business.

Research and Development and Specialized Engineering Services

        Our scientists, engineers and other personnel have capabilities and expertise in structural design, stress analysis, fatigue and damage tolerance, testing, systems engineering, factory support, product support, tool design, inspection and systems installation design. The costs incurred relating to independent research and development for the years ended December 31, 2005, 2006 and 2007, were $4.4 million, $3.4 million and $4.4 million, respectively, recorded in selling, general and administrative expenses in our income statement. We work jointly with our customers and the supply base to insure that our investments complement the needs of our industry, rather than duplicate what our stakeholders are developing.

Intellectual Property

        We have a number of patents related to our processes and products. While in the aggregate our patents are of material importance to our business, we believe that no single patent or group of patents is of material importance to our business as a whole. We also rely on trade secrets, confidentiality agreements, unpatented knowledge, creative product development and continuing technological advancement to maintain our competitive position.

        Additionally, our business depends on using certain intellectual property and tooling that we have rights to use pursuant to license grants under our contracts with our OEM customers. These contracts contain restrictions on our use of the intellectual property and tooling and may be terminated if we violate certain of these restrictions. Our loss of a contract with an OEM customer and the related license rights to use an OEM's intellectual property or tooling would materially adversely affect our business.

Competition

        In the production and sale of aerospace structural assemblies, we compete with numerous U.S. and international companies on a worldwide basis. Primary competition comes from internal work completed by the operating units of OEMs including Airbus, Boeing, Gulfstream, Lockheed Martin, Northrop Grumman, Sikorsky and Raytheon. We also face competition from independent aerostructures suppliers in the U.S. and overseas who, like us, provide services and products to the OEMs. Our principal competitors among independent aerostructures suppliers include: Alenia Aeronautica, Stork Aerospace, Fuji Heavy Industries, Mitsubishi Heavy Industries, GKN Westland Aerospace (U.K.), Kawasaki Heavy Industries, Goodrich Corp., and Spirit AeroSystems.

        OEMs may choose not to outsource production of aerostructures due to, among other things, their own direct labor and overhead considerations, capacity utilization at their own facilities and desire to retain critical or core skills. Consequently, traditional factors affecting competition, such as price and quality of service, may not be significant determinants when OEMs decide whether to produce a part in-house or to outsource.

        However, when OEMs choose to outsource, they typically do so for one or more of the following reasons:

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  lower cost;

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  capacity limitations;

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  a business need or desire to utilize other's unique engineering and design capabilities;

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  a desire to share the required upfront investment;

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  risk sharing; and

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  strategic reasons in support of sales.

        Our ability to compete for large structural assembly contracts depends upon:

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  our underlying cost structure that enables a competitive price;

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  the readiness and availability of our facilities, equipment and personnel to undertake and nimbly implement the programs;

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  our engineering and design capabilities;

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  our ability to manufacture or rapidly procure both metal and composite structures; and

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  our ability to support our customer's needs for strategic work placement.

Government Regulation

        The commercial and business jet aerospace industry is highly regulated in the United States by the FAA and by similar organizations in other markets. As a producer of major aerostructures for commercial and business jet aircraft, our production activities are performed under the auspices of the applicable FAA type certificate held by the prime manufacturer for which we produce product. In addition to qualifying our production and quality systems to our customer's requirements, we are also certified in Stuart, Florida by the FAA to repair and overhaul damaged parts for delivery and reinstallation on commercial and business jet aircraft.

        Our Quality Management System has been certified as compliant with AS9100 (which is the general system standard for aerospace manufacturers, based on and including the requirements of ISO 9001), and we hold an industry registration certificate to that standard through an accredited registrar. Our special production processes are certified in compliance to industry manufacturing, quality and processing requirements, as defined and controlled by the PRI/Nadcap accreditation program.

        The military aerospace industry is highly regulated by the U.S. Department of Defense. The Defense Contract Management Agency has certified us to provide products to the U.S. military. We are subject to review by the Defense Contract Management Agency whether we contract directly with the U.S. Government or provide aerostructures to an OEM that contracts directly with the U.S. Government. The U.S. Government contracts held by us and our customers are subject to unique procurement and administrative rules based on laws and regulations. U.S. Government contracts are, by their terms, subject to termination by the U.S. Government either for its convenience or default by the contractor. In addition, U.S. Government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a yearly basis, even though contract performance may take many years. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future years.

        In addition, use of foreign suppliers and sale to foreign customers, such as Airbus, and foreign governments may subject us to the requirements of the U.S. Export Administration Regulations and the International Trafficking in Arms Regulations.

Employees

        As of March 30, 2008, we employed 6,578 people. Of those employees, 3,421, or 52%, are represented by five separate unions.

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  Local 848 of the United Automobile, Aerospace and Agricultural Implement Workers of America represents 2,219 of the employees located in Dallas and Grand Prairie, Texas. This union contract, which covers the majority of our production and maintenance employees at our Dallas and Grand Prairie, Texas facilities, is in effect through October 3, 2010.

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  Aero Lodge 735 of the International Association of Machinists and Aerospace Workers represents 923 of the employees located in Nashville, Tennessee. This union contract is in effect through September 27, 2008.

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  Local 220 of the International Brotherhood of Electrical Workers represents 47 employees located in Dallas, Texas. The union contract is in effect until May 3, 2010.

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  Local 263 of the Security, Police and Fire Professionals of America (formerly United Plant Guard Workers of America) represents 24 employees located in Dallas, Texas. This union contract is in effect through February 19, 2012.

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  District Lodge 96 of the International Association of Machinists and Aerospace Workers was certified as the representative for 208 employees located in North Charleston, South Carolina on November 3, 2007. Negotiations for the initial contract began January 24, 2008 and are ongoing.

        We believe we have constructive working relationships with our unions and have been successful in negotiating collective bargaining agreements in the past. We have not suffered an interruption of business as a result of a labor dispute since 1989, which occurred at the Nashville, Tennessee facility. However, there can be no assurance that in the future we will reach an agreement on a timely basis or that we will not experience a work stoppage or labor disruption that could significantly adversely affect our operations. From time to time, unions have sought and may continue to seek to organize employees at some of our facilities. We cannot predict the impact of any additional unionization of our workforce.

Backlog

        A significant majority of our revenues are generated through long-term sole-source supply agreements with our OEM customers. Orders under these supply agreements are typically made well in advance of deliveries, which gives us considerable visibility with respect to our future revenues. These advance orders also generally create a significant backlog for us, which was $3.4 billion and $3.9 billion at December 31, 2007 and March 30, 2008, respectively. Our calculation of backlog includes only firm orders for commercial and business jet programs and funded orders for government programs, which causes our backlog to be substantially lower than the estimated aggregate dollar value of our contracts and may not be comparable to others in the industry. Our backlog may fluctuate at any given time depending on whether we have received significant new firm orders, funded orders or authorizations to proceed before the date of measurement. For example, our military funded orders or authorizations to proceed generally are awarded when the Department of Defense budget for the relevant year has been approved, resulting in a significant increase in backlog at that time.

        Certain factors should be considered when evaluating our backlog. For our commercial and business jet aircraft programs, changes in the economic environment and the financial condition of airlines may cause our customers to increase or decrease deliveries, adjusting firm orders that would affect our backlog. For our military aircraft programs, the Department of Defense and other government agencies have the right to terminate both our contracts and/or our customers' contracts either for default or, if the government deems it to be in its best interest, for convenience.

Environmental Matters

        Our manufacturing operations are subject to various federal, state and local environmental laws and regulations, including those related to pollution, air emissions and the protection of human health and the environment. We routinely assess compliance and continuously monitor our obligations with respect to these requirements. Based upon these assessments and other available information, we believe that our manufacturing facilities are in substantial compliance with all applicable existing federal, state and local environmental laws and regulations and we do not expect environmental costs to have a material adverse effect on us. The operation of manufacturing plants entails risk in these areas and there can be no assurance that we will not incur material costs or liabilities in the future that could adversely affect us. For example, such costs or liabilities could arise due to changes in the existing law or its interpretations, or newly discovered contamination.

        Under federal and state environmental laws, owners and operators of contaminated properties can be held responsible for up to 100% of the costs to remediate contamination, regardless of whether they caused such contamination. Our facilities have been previously owned and operated by other entities and remediation is currently taking place at several facilities in connection with contamination that occurred prior to our ownership. In particular, we acquired several of our facilities from Northrop Grumman in July of 2000, including the Hawthorne, California facility, the Stuart, Florida facility, the Milledgeville, Georgia facility and two Texas facilities. Of those facilities, remediation projects are underway in Hawthorne, Stuart, Milledgeville and Dallas.

        The acquisition agreement between Northrop Grumman and us transferred certain pre-existing (as of July 24, 2000) environmental liabilities to us. We are liable for the first $7.5 million and 20% of the amount between $7.5 million and $30 million for environmental costs incurred relating to pre-existing matters as of July 24, 2000. Pre-existing environmental liabilities exceeding our $12 million liability limit remain the responsibility of Northrop Grumman under the terms of the acquisition agreement, to the extent they are identified within 10 years from the acquisition date.

        Thereafter, to the extent environmental remediation is required for hazardous materials including asbestos, urea formaldehyde foam insulation or lead-based paints, used as construction materials in, on, or otherwise affixed to structures or improvements on property acquired from Northrop Grumman, we would be responsible. We currently have no material outstanding or unasserted asbestos, urea formaldehyde foam insulation or lead-based paints liabilities including on property acquired from Northrop Grumman.

        We acquired the Nashville, Tennessee facility from Textron Inc. in 1996. In connection with that acquisition, Textron agreed to indemnify up to $60 million against any pre-closing environmental liabilities with regard to claims made within ten years of the date on which the facility was acquired, including with respect to a solid waste landfill located onsite that was closed pursuant to a plan approved by the Tennessee Division of Solid Waste Management. Although that indemnity was originally scheduled to expire in August 2006, we believe that the agreement may continue to provide for indemnification for certain pre-closing environmental liabilities incurred beyond that expiration date. While there are no currently pending environmental claims related to the Nashville, Tennessee facility, there is no assurance that environmental claims will not arise in the future or that we will receive any indemnity from Textron.

        As of March 30, 2008, our balance sheet included an accrued liability of $3.7 million for accrued environmental liabilities.

Properties

        Our corporate offices and principal corporate support activities are located in Irving and Dallas, Texas. We own and lease manufacturing facilities located throughout the United States. We currently have manufacturing facilities in Texas, California, Tennessee, Georgia, Washington, Florida and South Carolina. General information about our principal manufacturing facilities is presented in the chart below.

Site	Square Footage	Ownership	Functions
Dallas, TX:
Jefferson Street	28,878	Owned	High speed wind tunnel.
Jefferson Street	4,927,292	Leased	Design capabilities; test labs; fabrication of parts and structures; assembly and production of wings, horizontal and vertical tail sections, fuselage, empennage, and cabin structures.
Irving, TX	16,168	Leased	VAI corporate office.
Grand Prairie, TX	804,456	Leased	Manufacturing of empennage assemblies, doors, skin polishing, automated fastening.
Hawthorne, CA	1,382,096	Leased	Production of fuselage panels and main deck cargo doors; reconfigurable tooling, precision assembly and automated fastening.
Torrance, CA	84,654	Leased	Fuselage panel processing facility.
Nashville, TN	2,170,497	Owned	Design capabilities; wing, wing assembly and control surface manufacturing and assembly facilities.
Stuart, FL	519,690	Leased	Manufacturing of composite and metal aircraft assemblies and manufacturing of commercial aircraft doors.
Brea, CA	90,000	Leased	Manufacturing of wing skins, fuselage panels, bulkheads, floor beams, spars, stringers, landing gear and subassemblies.
Everett, WA	153,000	Leased	Manufacturing of wing skins, fuselage panels, bulkheads, floor beams, spars, stringers, landing gear and subassemblies.
Milledgeville, GA	566,168	Owned	Composite fabrication and component assembly.
North Charleston, SC	384,533	Owned	Fabrication and assembly of composite fuselage structures.

Legal Proceedings

        In the normal course of business, we are party to various lawsuits, legal proceedings and claims arising out of our business. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of these proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition or results of operations.

        We operate in a highly regulated industry that subjects us to various audits, reviews and investigations by several U.S. governmental entities. Currently, we are not aware of any significant on-going audits, reviews or investigations that we believe would materially impact our results of operations or financial condition.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus. No family relationship exists between any of our directors or executive officers:

Name	Age	Position
Elmer L. Doty	53	President, Chief Executive Officer, Director
Keith B. Howe	50	Vice President and Chief Financial Officer
Stephen A. Davis	54	Vice President, Commercial Aerostructures
Kevin P. McGlinchey	42	Vice President, General Counsel and Secretary
Dennis J. Orzel	53	Vice President, Integrated Aerosystems
Joyce E. Romero	49	Vice President, 787
Thomas F. Stubbins	55	Vice President, Human Resources
Peter J. Clare	43	Director
C. David Cush	48	Director
Allan M. Holt	56	Director
John P. Jumper	63	Director
Ian Massey	57	Director
Adam J. Palmer	35	Director
Daniel P. Schrage	64	Director
David L. Squier	62	Director (Chairman of the Board of Directors)
Samuel R. White	65	Director

        Elmer L. Doty has served as our President and Chief Executive Officer and as a member of our Board of Directors since February 2006. Mr. Doty most recently served as the Vice President & General Manager of BAE Systems ("BAE") Ground Systems Division, a position he held since July 2005, when BAE acquired United Defense Inc. ("UDI"). Mr. Doty had served in the identical position with UDI since April 2001, with the additional duties of an executive officer of UDI. Prior to that time, he had served in other senior executive positions with UDI and its predecessor company FMC Corporation.

        Keith B. Howe has served as our Vice President and Chief Financial Officer since January 2007. His responsibilities include all financial and business management functions, including creation and implementation of financial strategy, control and accounting policy, treasury, risk management and insurance, budget, and financial and economic planning and analysis. Prior to joining the Company, Mr. Howe served as President and General Manager of the Armament Systems Division of BAE, a position he held since July 2005, when BAE acquired UDI. Mr. Howe had served in a substantially comparable position with UDI since January 2002 and, prior to that time, had served as the unit's Deputy General Manager from October 1998 to December 2001 and as its Controller from September 1996 to October 1998. Prior to that time, Mr. Howe served in a number of senior financial executive positions with UDI.

        Stephen A. Davis has served as our Vice President, Commercial Aerostructures since January 2008. His responsibilities include all aspects of manufacturing operations and program management for major commercial customers, including manufacturing, marketing, business development and business management. Prior to that, Mr. Davis had served as Vice President, Programs since April 2006 with responsibility for all aspects of program management for both commercial and military customers, including marketing, business development, business management and design engineering. Prior to that, he was General Manager of Boeing Commercial Business, a position he held since December 2005, and had responsibility for leading the Company's Boeing Commercial Programs. Previously, Mr. Davis was Vice President of Boeing and Gulfstream Commercial Programs and prior to that assignment, in August 2000, he served as part of Northrop Grumman's Aerostructures business segment as Vice

President of Fabrication at the Dallas, Texas site. He joined our company in January 1980 and has held positions of increasing responsibility since that time.

        Kevin P. McGlinchey has served as our Vice President, General Counsel and Secretary since September 2006. His responsibilities include leadership of the legal, internal audit and corporate governance organizations. Mr. McGlinchey has been with Vought and its predecessor company since 1995, when he joined the corporate legal staff of the Northrop Grumman. Since that time, he has held positions of increasing responsibility with the legal departments of Northrop Grumman and later with Vought, serving most recently as Deputy General Counsel and Assistant Corporate Secretary. He is a member of the bar in Texas, Pennsylvania and the District of Columbia.

        Dennis J. Orzel has served as our Vice President, Integrated Aerosystems since January 2008. His responsibilities include all aspects of manufacturing operations and program management for military and some commercial customers, including manufacturing, marketing, business development and business management. In addition, he is responsible for the implementation of Lean Manufacturing and Six Sigma as core strategies in driving operational improvements. Prior to that, Mr. Orzel has served as Vice President of Manufacturing Operations since he joined Vought in August 2006. In that role, he oversaw manufacturing operations for Vought including the implementation of Lean Manufacturing and Six Sigma as core strategies in driving operational improvements. Prior to joining Vought, Mr. Orzel served since March 2003 as Vice President for Operations and Distribution for the Transportation Division of Exide Technologies Corporation, where he was responsible for production planning, manufacturing, distribution, transportation and logistics. At Exide, he led efforts to restructure the operational footprint, reduce finished goods inventory and increase plant productivity through the utilizations of lean tools and methodologies. Prior to that, Mr. Orzel was the General Manager of the Turbine Module Center at Pratt and Whitney Aircraft Division of United Technologies.

        Joyce E. Romero has served as our Vice President, 787 since October 2007. Her responsibilities include all aspects of manufacturing operations and program management for the Boeing 787 program. Ms. Romero joined Vought from Boeing Commercial Airplanes, where she had served as director of 787 North American Supply Chain Integration since June 2007. Prior to that, Ms. Romero was President of Boeing Canada Operations Ltd. and General Manager of Boeing Winnipeg since 2006. As General Manager, Ms. Romero led a production site responsible for more than 1,000 composite parts and assemblies for Boeing 737, 747, 767, 777 and 787 aircraft. The Winnipeg site is the largest aerospace composite manufacturer in Canada and the country's third largest aerospace facility. Before assuming the position in Winnipeg, Ms. Romero was Director of Boeing's Salt Lake City components manufacturing site since 2005, where she was responsible for manufacturing operations, including fabrication and assembly of parts for airplane production as well as out-of-production spares for Commercial Aviation Services. Prior to that, Ms Romero spent more than 10 years supporting Boeing military programs, including spares acquisition and component repair for the C-17 Globemaster III and B-1B Lancer aircraft, managing the Operational Support Center, the AOG (Aircraft on Ground) organization, and operation of the Product Support Warehouse and Distribution system.

        Thomas F. Stubbins has served as our Vice President, Human Resources and has led the Human Resources organization since April 2004. His responsibilities include oversight of human resources strategy and policies including benefits design, compensation, succession planning and organizational development. Previously, Mr. Stubbins served as the Company's Director of Human Resources and Administration since 2000. He has been with Vought and its predecessor companies since 1980 serving positions of increasing responsibility in the Human Resources and Administration organization.

        Peter J. Clare has served as a member of our Board of Directors since February 2005. Mr. Clare is currently a Partner and Managing Director of Carlyle, as well as head of Carlyle's Global Aerospace/Defense/Government Services group. Mr. Clare has been with Carlyle since 1992 and currently serves on the boards of directors of ARINC, Wesco Holdings, Inc. and Sequa Corporation.

        C. David Cush has served as a member of our Board of Directors since May 2007. Mr. Cush has a broad background in airline sales, operations and finance. In December 2007, Mr. Cush was appointed President and CEO of Virgin America. Prior to that time, he served as Senior Vice President of Global Sales for American Airlines, responsible for all sales activities worldwide. Previous positions with American include vice president of the company's St. Louis Hub and vice president of International Planning and Alliances. Mr. Cush also spent approximately two years with Aerolineas Argentinas, where he had been chief operating officer from November 1998 to March 2000.

        Allan M. Holt has served as a member of our Board of Directors since 2000. Mr. Holt has been a Partner and Managing Director of Carlyle since 1991 and he is currently co-head of the U.S. Buyout group focusing on opportunities in the Aerospace/Defense/Government Services, Automotive & Transportation, Consumer, Healthcare, Industrial, Technology and Telecom/Media sectors. Prior to joining Carlyle, Mr. Holt spent three and a half years with Avenir Group, Inc., an investment and advisory group that acquired equity positions in small and medium-sized companies and provided active management support to its acquired companies. He also serves on the boards of directors of Fairchild Imaging, Inc., HD Supply, Sequa Corporation and SS&C Technologies, Inc.

        John P. Jumper has served as a member of our Board of Directors since June 2006. Mr. Jumper retired from the United States Air Force in 2005 after a distinguished 39-year military career. In his last position as Chief of Staff he served as the senior military officer in the Air Force leading more than 700,000 military, civilian, Air National Guard and Air Force Reserve men and women. As Chief of Staff he was a member of the Joint Chiefs of Staff providing military advice to the Secretary of Defense, the National Security Council and the President. From 2000 to 2001 Mr. Jumper served as Commander, Air Combat Command. During the 1999 war in Kosovo and Serbia he commanded U.S. Air Forces in Europe and Allied Air Forces Central Europe. In earlier assignments he served on the Joint Staff and as Senior Military Assistant to Secretary of Defense Dick Cheney and Secretary Les Aspin. He also commanded an F-16 fighter squadron and two fighter wings, accumulating more than 5,000 flying hours including more than 1,400 combat hours in Vietnam and Iraq. He currently serves on the boards of directors of Goodrich Corporation, TechTeam Global, Jacobs Engineering, SAIC and Somanetics, as well as on the non-profit board of directors of the Air Force Association and the Air Force Village Charitable Foundation and the George C. Marshall Foundation.

        Ian Massey has served as a member of our Board of Directors since 2001. Mr. Massey has been a qualified management accountant since 1979. In September 2001, Mr. Massey joined Republic Financial Corporation as President of the Aircraft and Portfolio Group and was subsequently promoted to Executive Vice-President in 2004 with added responsibility for the Private Equity Group of the company and Marketing & Communications. From January 1980 to December 1990, Mr. Massey served in a variety of financial positions with British Aerospace in the UK. From January 1991 to February 2001, Mr. Massey was Financial Controller of Airbus Industrie having been appointed by its Supervisory Board in January 1991. Mr. Massey joined the board of directors of Pinnacle Airlines as a director in January 2006.

        Adam J. Palmer has served as a member of our Board of Directors since 2000. Mr. Palmer has been a Partner of Carlyle since 2005, and since 2004 has served as a Managing Director of Carlyle, focused on U.S. buyout opportunities in the aerospace, defense and information technology sectors. Prior to joining Carlyle in 1996, Mr. Palmer was with Lehman Brothers focusing on mergers, acquisitions and financings for defense electronics and information services companies. Mr. Palmer also serves on the boards of directors of Sequa Corporation and Wesco Holdings, Inc.

        Daniel P. Schrage has served as a member of our Board of Directors since June 2006. Dr. Schrage serves as Professor of Aerospace Engineering and Director of the Center for Excellence in Rotorcraft Technology (CERT) and Director of the Center for Aerospace Systems Engineering (CASE) at the Georgia Institute of Technology. Prior to becoming a professor at Georgia Tech, Dr. Schrage was an engineer, manager, and senior executive with the U.S. Army Aviation Systems Command from

1974-1984. During this period he served as the Director for Advanced Systems, Chief of Structures and Aeromechanics, Vibration and Dynamics Engineer and was directly involved with the design, development, and production of all of the Army's current helicopter systems, including the UH-60 Black Hawk, the AH-64 Apache, CH-47 Chinook, and the OH-58D Kiowa Warrior. Dr. Schrage also served for 11 years as an Army Aviator and commander with combat experience in Southeast Asia. Dr. Schrage serves as the co-director of a small business partnership, Affordable Business Designs, LLC (ASD).

        David L. Squier has served as a member of our Board of Directors since 2000. In March 2006, Mr. Squier was elected as Chairman of the Board. Mr. Squier has been a consultant and advisor to Carlyle since 2000. He retired from Howmet Corporation in October 2000 where he served as President and Chief Executive Officer since 1992. As Chief Executive Officer, he was responsible for the operations of an organization with more than $1.5 billion in annual sales and some 29 manufacturing facilities in five nations. He is the chairman of the board of directors of United Components, Inc. In addition, Mr. Squier serves on the boards of directors of Sequa Corporation, Firth Rixson, plc and Wesco Aircraft Hardware Corp. Mr. Squier served on the board of directors of Howmet Corporation from 1987 until his retirement in 2000.

        Samuel R. White has served as a member of our Board of Directors since 2000. Mr. White has been retired since 2000. Formerly, he served as Director of Procurement and International Business Operations for the Boeing Company from 1990 to 2000. In his former position, he oversaw the procurement of major structure end items and assemblies from suppliers throughout the world. He also played an integral role in the development of Boeing Commercial's global procurement strategy. From 1990 to 2000, Mr. White led the strategic process at Boeing for procurement of all major structures on a global basis.

Board of Directors

        Our Board of Directors consists of ten directors. We intend to appoint an additional                director within 12 months of the completion of this offering, increasing the total size of our Board of Directors to 11 directors.

        We intend to avail ourselves of the "controlled company" exception under New York Stock Exchange rules, which eliminates the requirements that a company has a majority of independent directors on its board of directors and that its compensation and nominating and corporate governance committees be composed entirely of independent directors.

Board Committees

        We are a "controlled company" as that term is set forth in Section 303A of The New York Stock Exchange Listed Company Manual because more than 50% of our voting power is held by affiliates of The Carlyle Group. Under New York Stock Exchange rules, a "controlled company" may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. After completion of this offering more than 50% of our voting power will continue to be held by affiliates of The Carlyle Group, and we intend to elect to be treated as a controlled company and thus avail ourselves of these exemptions. As a result, although we will have adopted charters for our audit, nominating and corporate governance and compensation committees and intend to conduct annual performance evaluations of these committees, our Board of Directors may not consist of a majority of independent directors nor may our nominating and corporate governance and compensation committees consist of independent directors. Accordingly, so long as we are a "controlled company," you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the The New York Stock Exchange.

        Upon completion of this offering, the standing committees of our Board of Directors will include the audit committee, the governance and nominating committee and the compensation committee, each of which is described below.

  Audit Committee

        Our audit committee is responsible for, among other things, making recommendations concerning the engagement of our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees, and reviewing the adequacy of our internal accounting controls. The audit committee is comprised of Messrs. Massey, Palmer and White. Mr. Massey serves as the chairman of the audit committee. The audit committee operates pursuant to a charter that was approved by our Board of Directors. Within one year after consummation of this offering, the audit committee will be comprised entirely of independent directors.

        Our Board of Directors has adopted a written charter for the audit committee, which will be available on our website upon the closing of this offering.

  Governance and Nominating Committee

        Our governance and nominating committee is responsible for assisting the Board of Directors in selecting new directors, evaluating the overall effectiveness of the Board of Directors, and reviewing developments in corporate governance compliance. The governance and nominating committee is comprised of Messrs. Clare, Cush, Jumper and Schrage.

        If we continue to be a "controlled company" after this offering, we will be exempt from, and consequently will not be required to comply with, New York Stock Exchange rules requiring that our governance and nominating committee be composed solely of independent directors. However, in accordance with New York Stock Exchange rules, if we cease to be a "controlled company" after this offering, we will be required to appoint additional independent directors to our Board of Directors within 12 months after we cease to be a "controlled company" so that a majority of our directors will be independent as such term is defined under New York Stock Exchange rules. All of our governance and nominating committee members will also be required to be independent as such term is defined under New York Stock Exchange rules.

        Our Board of Directors has adopted a written charter for the governance and nominating committee, which will be available on our website upon the closing of this offering.

  Compensation Committee

        The compensation committee is responsible for determining compensation for our executive officers and administering our equity based compensation plans and other compensation programs. The compensation committee is also charged with establishing, periodically re-evaluating and, where appropriate, adjusting and administering policies concerning compensation of management personnel, including the Chief Executive Officer and all of our other executive officers. The compensation committee is comprised of Messrs. Squier, Clare and Palmer.

        If we continue to be a "controlled company" after this offering, we will be exempt from, and consequently will not be required to comply with, New York Stock Exchange rules requiring that our compensation committee be composed solely of independent directors. However, in accordance with New York Stock Exchange rules, if we cease to be a "controlled company" after this offering, we will be required to appoint another independent directors to our Board of Directors within 12 months after we cease to be a "controlled company" so that a majority of our directors will be independent as such term is defined under New York Stock Exchange rules. All of our compensation committee members will also be required to be independent as such term is defined under New York Stock Exchange rules.

        Our Board of Directors has adopted a written charter for the compensation committee, which will be available on our website upon the closing of this offering.

Code of Ethics

        The audit committee and our Board of Directors have adopted a code of ethics (within the meaning of Item 406(b) of Regulation S-K) that applies to the Board of Directors, Chief Executive Officer, Chief Financial Officer and Controller. Our Board of Directors believes that these individuals must set an exemplary standard of conduct for our company, particularly in the areas of accounting, internal accounting control, auditing and finance. The code of ethics sets forth ethical standards the designated officers must adhere to. The code of ethics has been posted to the Company's website www.voughtaircraft.com.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee at any time has been one of our executive officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of our Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

Limitation of Liability and Indemnification of Officers and Directors

        As permitted by Section 102 of the Delaware General Corporation Law, upon consummation of this offering, we expect that our amended and restated certificate of incorporation and amended and restated bylaws will limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as directors. The duty of care generally requires that when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

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  any breach of the director's duty of loyalty to us or our stockholders;

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  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

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  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not alter liability under the federal securities laws and do not affect the availability of equitable remedies such as injunction or rescission. As permitted by Section 145 of the Delaware General Corporation Law, upon consummation of this offering, we expect that our amended and restated certificate of incorporation and amended and restated bylaws will authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and provide that:

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  we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

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  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

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  the rights provided in our amended and restated bylaws are not exclusive.

        We expect to enter into indemnification agreements with each of our executive officers and directors, which are in addition to and may be broader than the indemnification provided for in our charter documents. These agreements are expected to provide that we will indemnify each of our directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

        We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers and intend to obtain a policy of directors and officers liability insurance that will be effective upon completion of this offering that will also cover certain liabilities arising under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which any of them is seeking indemnification from us, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

COMPENSATION DISCUSSION AND ANALYSIS

Objectives and Philosophy of Executive Compensation

  Role of the Compensation Committee

        The compensation committee was established for the purpose of overseeing our compensation programs and strategies, management development and successorship plans and strategies, and for administering the our equity-based compensation plans. With respect to executive compensation, the responsibilities of the compensation committee include:

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  approving the compensation policies and approving all elements of compensation for our executive officers (including base pay, annual incentive compensation, and long-term incentives);

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  administering our equity-based compensation plans;

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  approving goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating our Chief Executive Officer's performance in light of those objectives; and

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  reviewing our management development and succession planning practices and strategies.

        The compensation committee is supported by our human resources organization, which prepares recommendations regarding executive compensation for the compensation committee's consideration. Because individual performance plays a significant role in the setting of executive compensation, the compensation committee also receives input from our President and Chief Executive Officer regarding the performance of those executives reporting to him.

        The compensation committee is comprised of Messrs. Squier (chair), Clare and Palmer. Each of the current members of the compensation committee served on the committee for the entirety of 2007.

  Objectives of the Executive Compensation Program

        Performance (as measured by the overall performance of our company and an individual's contribution to that performance) is the cornerstone of our overall compensation program. We seek to provide pay and benefits that are externally competitive and internally equitable, supportive of the achievement of our business objectives, and reflective of both our company's performance and the individual executive officer's contribution to that performance. Our executive compensation program supports this overall compensation philosophy, with an additional focus placed on ensuring the retention of key individuals. More specifically, the goals of our executive compensation programs are to:

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  attract and retain strong business leaders;

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  pay competitively within the aerospace industry for total compensation; and

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  motivate the executive team by linking pay to our company's performance and the individual executive officer's contribution to that performance.

        In establishing annual total compensation for the executive officers, the compensation committee reviews base salary, annual incentive compensation, and annual total compensation against executive compensation surveys compiled by PricewaterhouseCoopers, an outside compensation consultant retained directly by the compensation committee for the purpose of providing survey data and other consulting services to the committee with regard to executive compensation. Surveys used for this purpose reflect the compensation levels and practices for individuals holding comparable positions at an array of companies, with annual revenues comparable to ours, in the aerospace industry (when available) as well as durable goods manufacturing, general manufacturing and general industry, which we believe are strongly related to the aerospace industry in each case. We do not regularly benchmark executive compensation against a specific group of comparable companies.

        In general, the compensation committee's philosophy is to provide annual total cash compensation to our executive officers (i.e., base salary and annual incentive compensation) at levels equal to or slightly above market for instances in which our company's annual and individual performance targets have been achieved. Individual variations from the market reflect differences in an individual officer's experience, internal equity considerations and/or individual performance. Executive officer compensation is reviewed with respect to these factors on an annual basis, and may be adjusted up or down accordingly in connection with any promotion or significant change in an executive officer's responsibilities.

Elements of Executive Compensation

        Our executive compensation program is comprised of the following components:

        Annual Compensation

  •
  Base Salary

  •
  Annual Incentive Bonus

        Long-term Compensation

  •
  Equity-Based Awards

  •
  Other Benefits

  Annual Compensation

        Base Salary.    Base salaries for executive officers are determined in relation to a market value established for each executive position. These market values are developed through the use of compensation surveys compiled by PricewaterhouseCoopers, the outside executive compensation consultant retained by the compensation committee, and are based upon data derived from the aerospace industry (when available) as well as durable goods manufacturing, general manufacturing and general industry, adjusted for company size, comparing executives with comparable responsibilities at other companies within these industries. Base salaries are set within an established range in relation to that market value (typically between 85% and 115% of the market rate) in recognition of the particular competencies, skills, experience and performance of the particular individual, as well as consideration of the significance of the individual executive's assigned role as it relates to our business objectives and internal equity considerations. In general, base salaries for executives are targeted at or near the 50th percentile of the market value. However, individual salaries may be above or below the 50th percentile due to business or industry trends or other individual factors such as experience, internal equity, and sustained individual performance. Base salaries for executive officers are reviewed on an annual basis and at the time of promotion, hiring, or as necessary as the result of a significant change in responsibilities.

        Annual Incentive Bonus.    Incentive bonus compensation is designed to align the compensation of individual executives with the achievement of our company's specified annual business objectives, and to motivate and reward individual performance in support of those objectives. To that end, the annual bonus awarded to an individual executive is determined by the application of both a business performance factor (BPF) and an individual strategic performance factor (SPF). Performance with respect to the BPF is measured by our company's performance against one or more predetermined business objectives. BPF objectives are established each year and reflect a significant measure of our company's performance.

        Typically, the BPF will be comprised of one or more financial measures that reflect the key areas of focus for the executive team during the upcoming year and that are indicative of the performance that our bonus program seeks to reward. Performance with respect to the SPF is determined based upon a subjective evaluation of the executive's individual performance including an assessment of the executive's performance with respect to individual objectives that are established annually and are designed to align the executive's performance with key objectives of the business within that individual officer's area of responsibility. An individual officer's SPF factor is determined as part of the officer's annual performance evaluation. The rating for each factor in a given year may range from 0 to 2.0, depending upon the degree to which the particular BPF and SPF objectives were met. In order to ensure that our executive officers focus on the achievement of our company's key performance objectives, a significant portion of their bonuses determined by the achievement of our overall objectives as reflected by the BPF.

        Annual incentive bonuses are awarded as a percentage of each officer's annual base salary, with an individual annual bonus target percentage established for each individual executive officer. The program is designed to provide a payout at the target level when the applicable performance objectives are achieved, with either no payout or payout at a reduced level when those objectives are not achieved or are achieved below target level and with a maximum bonus opportunity equal to two-times the amount of the target payout. The target-level and maximum bonus opportunities for each of the named executive officers for 2007 are set forth on the Grants of Plan-Based Awards table. In order to ensure that the bonus amounts are truly reflective of performance during the year, the compensation committee has the discretion to make appropriate adjustments in the application of the BPF to address situations in which the occurrence of unusual events during the course of the year has a significant impact on the application of the BPF and where the BPF would, if unadjusted, fail to accurately reflect company performance.

        For 2007, 70% of the annual incentive bonus for our executive officers was determined based upon our company's performance against two BPF objectives. Specifically 50% of the 2007 bonus was based upon our company's ability to meet a pre-determined cash-flow objective as measured against our company's year-end cash balance and 20% of the bonus was based upon our company's ability to meet a pre-determined earnings target. The remaining portion of an individual officer's bonus was based upon the subjective assessment of the individual officer's performance as reflected in the SPF rating. The SPF rating for each executive officer resulted from an assessment of each executive's individual performance during the year including an assessment of the executive's performance against individual performance objectives within the executive's area of responsibility designed to support the financial or operational performance or other strategic objectives of the business. The specific performance targets established with respect to each of the BPF measures of our company's performance were designed such that achievement of a BPF factor of 1.0 represented a significant management challenge and the target performance associated with achievement of that rating would reflect substantial improvement in our company's performance with respect to this measure as compared to 2006. Our performance that exceeded this target would be reflected by a BPF factor above 1.0, with the maximum BPF factor of 2.0 designed to reflect a level of performance that the management team would have substantial difficulty achieving. The cash-flow target for 2007 would have been achieved (and a corresponding BPF rating of 1.0 would have been assigned for this measure) if we achieved a positive cash balance net of any outstanding borrowings under our six-year revolving loan at year end. The earnings target would have been achieved (and a corresponding BPF rating of 1.0 would have been assigned for this measure) if we achieved $100 million of EBIT in 2007. As a result of our company's performance against each of the designated objectives, the BPF for 2007 was determined to be 1.5 with respect to the cash-flow measure and 1.27 with respect to the earnings measure.

        Taken together, the annual compensation paid to the executive officers in the form of annual base pay and annual incentive bonus is designed to provide those officers with total annual compensation that is competitive, internally equitable, and aligned with both individual performance and our company's performance against key management objectives in a given year.

  Long-Term Compensation

        Equity-Based Awards.    Our executive officers are eligible to receive long-term incentives in the form of equity-based awards (including stock options, stock appreciation rights ("SARs"), and restricted stock units ("RSUs")). These awards are designed to attract, retain and motivate key executive personnel and to align management decision-making with our long-term strategic objectives and long-term performance, thereby aligning executives' interests with those of our stockholders.

        Equity-based awards are not awarded to executives on an annual basis, but rather have been granted to our executive officers from time to time, when, in the opinion of the compensation committee, existing outstanding awards were insufficient to properly support these objectives. To that end, in 2006, we adopted the Vought Aircraft Industries, Inc. 2006 Incentive Award Plan (the "2006 Incentive Plan"). In conjunction with the adoption of the 2006 Incentive Plan, during 2006 we awarded to certain executives, including those named executive officers who were serving in their roles during 2006, a combination of SARs and RSUs. In general, those awards were granted at a ratio of approximately 3.5 SARs for every 1 RSU (before taking into consideration then-outstanding equity awards). This ratio was selected in order to ensure that a significant portion of the potential value of the grant was dependent upon an increase in the value of our common stock (reflected by the SARs component), thereby aligning the equity awards with the long-term interest of our shareholders, while a smaller component of the award provided compensation in the form of full-value share grants (the RSU component) to more greatly reward current performance subject to continued performance.

        Subsequent to the adoption of the 2006 Incentive Plan, individual equity awards have been made from time to time in conjunction with a particular executive's hiring, promotion or significant increase in responsibilities, or to reward unique individual performance achievements. This includes awards granted to those of our executive who were hired during 2007, including Mr. Howe. The amount of any executive's equity-based award is determined by reference to the executive's responsibilities, the executive's potential for contributing to our company's success and the amount of any outstanding awards previously granted to the individual. In order to further align these incentives with our near-term financial performance, the SARs awarded in 2007, which are scheduled to vest on December 31, 2012, are subject to accelerated vesting in four equal annual installments in the event that we achieve certain financial objectives, the attainment of which is challenging but we believe is reasonably achievable. The RSUs are scheduled to vest in four equal annual installments based upon our attainment of the same performance objectives applicable to the SARs. In order to provide an appropriate retention incentive, both awards of SARs and RSUs are subject to forfeiture in the event of an employee's voluntary termination or termination for cause prior to exercise of the SARs or payment of the shares.

        In addition, Mr. Howe's employment agreement provided that we would work with Mr. Howe to develop a compensation package, subject to the approval of the compensation committee, designed to compensate him for pension benefits forfeited by Mr. Howe as the result of his termination of employment with his prior employer. In satisfaction of that obligation, Mr. Howe was granted an award of 113,766 RSUs that will become fully vested upon the first to occur of December 3, 2012 or a change of control of the Company (as defined in the Plan). This award is subject to forfeiture in the event that Mr. Howe should voluntarily terminate his employment or be terminated for cause (as defined in his employment agreement) prior to the vesting of the award.

        As previously reported, in early 2007, Mr. Davis received an award of 22,400 SARs and 6,400 RSUs as the result of his achievement in late 2006 of certain specified business objectives within the scope of his then-assigned responsibilities.

        Awards under our equity plans are typically granted at regularly scheduled meetings of the compensation committee (or, in the case of grants made to directors, regularly scheduled meetings of our Board of Directors), or in conjunction with the hiring of new executives. We do not grant discounted options or SARs; rather, all option and SARs awards are granted with exercise prices at no less than the fair market value of the underlying shares at the time of the grant. The exercise price for SARs granted in 2007 was based upon an independent, third party appraisal of the fair market value of our common stock, which was obtained specifically for that purpose.

  Other Benefits

        In order to assist our executives in fully utilizing the benefits and other compensation made available to them under our executive compensation programs, we currently offer our executive officers, on a taxable basis; reimbursement of amounts expended for financial services, including financial planning and tax preparation. In recognition of the fact that their positions as executive officers may expose our executives to an increased potential for personal liability claims asserted against them, we offer our executive officers supplemental personal liability insurance coverage. Because we believe strongly that the health of our executive team contributes directly to their effectiveness and longevity, we provide our executive officers with a comprehensive annual physical. In order to defray the costs to our executive officers associated with any relocation that may be required in connection with the performance of their assigned duties, we provide relocation assistance, which may include temporary housing, transportation, and reimbursement of other relocation expenses. The costs to us associated with providing all of these benefits to Ms. Hargus and Messrs. Doty, Howe, Davis, Orzel and Stubbins in 2007 are reflected in the "Other" column of the following All Other Compensation Table.

        We also provide our executive officers with customary benefits, such as 401(k), medical, dental, life insurance and disability coverage under the same benefit plans and under the same terms and conditions applicable generally to most of our non-represented employees. Like most of our non-represented employees, executive officers that were hired prior to October 10, 2005 also participate in our defined benefit retirement plans, on the same terms and conditions as other non-represented employees. Like other participants in those plans, those executive officers who participated in those plans, but who had attained fewer than 16 years of seniority under the plans as of December 31, 2007, ceased to accrue benefits under the defined benefit plans effective December 31, 2007. Executives participating in our tax-qualified defined benefit retirement plan also participated during 2007 in our non-qualified defined benefit plan, which, when combined with benefits payable under the qualified plan, is designed to provide our executives with a benefit that is, in the aggregate, substantially equal to the amounts that would have been payable under the qualified plan in the absence of applicable IRS limits regarding the compensation that may be covered under the qualified plan or the maximum benefits payable under the qualified plan. The accruals of benefits under that non-qualified plan were frozen as of December 31, 2007 for all plan participants, including those executive officers who participated in the plan during 2007. Like most other similarly situated, non-represented employees, executive officers who are not eligible to accrue benefits under our defined benefit plans receive an additional defined contribution benefit contributed to our Savings and Investment Plan in an amount equal to 3% of eligible compensation in lieu of participation in the defined benefit plans.

Severance Arrangements

        In order to help secure the focus of certain of our executive officers on their assigned duties, we have entered into employment agreements with each of Messrs. Doty, Howe, Davis and Orzel. These agreements each provide for the payment of severance in the event that such executive's employment is terminated by us without "cause" or the executive resigns for "good reason," as those terms are defined in the respective agreements. Each executive's severance consists of a lump sum payment of one year's base salary and one year's medical insurance premiums for the executive and his spouse and dependents. Those agreements currently extend through December 31, 2008 in the case of Messrs. Doty and Howe and October 31, 2009 in the case of Messrs. Davis and Orzel. Each of these agreements is subject to automatic annual extension for successive one-year periods unless timely notice of non-renewal is provided. In order to further protect our company's interests, each agreement also includes certain non-competition and non-solicitation provisions, applicable for a period of 12 months following the termination of employment.

Effect of a Change in Control

        We do not have change of control agreements in place covering our executive officers, nor do the employment arrangements for any executive officers provide for any additional benefits in connection with the occurrence of a change in control. The 2006 Incentive Award Plan provides that, if a change in control occurs and a participant's SARs and RSUs awards do not remain outstanding and are not converted, assumed, or replaced by a successor entity, then immediately prior to the change in control, such awards outstanding under the plan shall become fully exercisable and all forfeiture restrictions on such awards shall lapse. We included this acceleration provision to ensure that executive's awards, which comprise a significant component of their compensation and constitute a material inducement for such executives to remain employed by us, would entitle the executives to an equitable payment or substitution in the event such awards were no longer available following the occurrence of a corporate transaction.

        The agreements governing awards of RSUs granted to our executive officers provide that any then-vested awards shall become payable upon the occurrence of a change in control. In addition, the agreement governing awards of RSUs to Mr. Doty as well as the agreement governing one of the awards to Mr. Howe provide for the vesting and payment of those awards upon the occurrence of a change in control.

        In 2000, we adopted a deferred compensation plan in order to permit then-current executives to make a one-time deferral of certain retention bonuses payable to those executives upon their completion of a one-year retention period. No other deferrals have been made pursuant to the plan since 2000. The terms of each participant's deferral provided that amounts deferred would be payable upon the occurrence of a change in control of our company as defined therein. We have only one current executive officer who is a participant in the deferred compensation plan and his account balances under the plan is included in the following Deferred Compensation Table.

Summary Compensation Table for 2007

        The table below shows the before-tax compensation for all individuals who served as our Chief Executive Officer or Principal Financial Officer during 2007 as well as the next three highest compensated executive officers. The table also includes one individual who served as our Interim

Principal Financial Officer until January 16, 2007. These individuals are sometimes referred to as the named executive officers.

	Annual Compensation			Long-term Compensation
Name and Principal Position	Year	Salary	Bonus(2)	Restricted Stock Units(3)	Stock Options(4)	Non-Equity Plan Incentive Compensation(5)	Change in Pension Value(6)	All other Compensation(7)	Total Compensation
Elmer L. Doty President, Chief Executive Officer and Director	2007 2006	$564,967 448,105	— —	$680,516 113,419	$325,677 625,302	$738,599 985,063	N/A N/A	$74,301 600,359	$2,384,060 2,772,248
Keith B. Howe Executive Vice President and Chief Financial Office Officer	2007	305,000	200,000	231,917	217,490	319,688	N/A	82,880	1,356,975
Wendy G. Hargus Treasurer and Interim Principal Financial Officer(1)	2007 2006	205,612 200,044	— —	47,466 91,416	32,468 62,530	114,756 155,234	N/A N/A	16,229 8,954	416,531 518,178
Stephen A. Davis Vice President, Commercial Aerostructures	2007 2006	244,163 209,642	— —	49,505 29,253	95,868 58,154	200,781 244,472	335,174 107,594	11,183 9,555	936,674 658,670
Dennis J. Orzel Vice President, Integrated Aerosystems	2007 2006	269,855 101,160	— 50,000	47,466 91,416	90,909 175,084	193,709 148,174	N/A N/A	234,341 15,618	836,280 581,452
Thomas F. Stubbins Vice President, Human Resources	2007 2006	187,725 170,040	— —	35,600 68,562	61,186 115,156	98,122 131,951	307,394 53,582	11,635 12,725	701,662 552,016

(1)
Ms. Hargus served as the Company's Interim Principal Financial Officer prior to the employment of Mr. Howe on January 16, 2007.

(2)
The amount in this column with respect to Mr. Howe consists of a bonus in the amount of $200,000 paid to Mr. Howe at the time of his commencement of employment in accordance with the terms of his employment agreement.

  The amount in this column with respect to Mr. Orzel consists of a bonus in the amount of $50,000 paid to Mr. Orzel at the time of his commencement of employment in 2006.

(3)
The amounts in this column reflect amounts recognized for financial statement reporting purposes for the years ended December 31, 2007 and 2006 in accordance with FAS 123R for restricted stock units. The assumptions used in calculating these amounts are set forth in Note 17 to our annual consolidated financial statements included elsewhere in this prospectus. The RSUs awarded to Ms. Hargus and Messrs. Davis, Orzel and Stubbins and 25,000 of the RSUs awarded to Mr. Howe in 2007 are eligible to vest in four equal annual installments based upon our company's ability to achieve certain specified financial objectives. In the event that these performance objectives are not achieved, the shares associated with that installment will be forfeited. Once vested, such units are eligible to be paid upon the first to occur of: (i) a change in control (as defined); (ii) January 2, 2014; or (iii) the participant's termination due to death or disability. These awards are subject to forfeiture in the event of an employee's voluntary termination or termination for cause (as defined) prior to payment. The RSUs awarded to Mr. Doty in 2006 will become fully vested upon the first to occur of: May 25, 2009 or a change of control of the Company (as defined), and are subject to forfeiture in the event Mr. Doty should voluntarily terminate his employment or be terminated for cause (as defined) prior to the vesting of the award. 113,766 of the RSUs awarded to Mr. Howe in 2007 will become fully vested on the first to occur of December 3, 2012 or a change of control of the Company (as defined), and are subject to forfeiture in the event Mr. Howe should voluntarily terminate his employment or be terminated for cause (as defined) prior to the vesting of the award.

(4)
The amounts in this column reflect amounts recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and 2006 in accordance with FAS 123(R) for stock appreciation rights and stock options. The assumptions used in calculating these amounts are set forth in Note 17 to our consolidated financial statements included elsewhere in this prospectus. In general, the SARs are scheduled to vest on December 31, 2012, and are subject to accelerated vesting, in four equal annual installments, in the event that certain of our performance objectives are met. All awards are subject to forfeiture in the event of an employee's voluntary termination or termination for cause (as defined) prior to exercise.

(5)
The amounts in this column represent the annual incentive bonus paid to executives for the year.

(6)
The amounts in this column reflect the actuarial increase in present value of the executive officer's benefits under our qualified and non-qualified defined benefit plans determined using interest rate and mortality rate assumptions consistent with those used in our consolidated financial statements included elsewhere in this prospectus. Ms. Hargus and Messrs. Doty, Howe and Orzel do not participate in the plans as they were each hired after October 10, 2005 when the plans were closed to new participants.

(7)
The amounts in this column include all other compensation as detailed in the following All Other Compensation Table.

All Other Compensation Table

	Year	Financial Planning	Executive Relocation(1)	Contribution to Savings Plan(2)	Other(3)	Total Other Compensation
Elmer L. Doty	2007 2006	$14,682 15,228	$31,709 526,475	$15,750 9,600	$12,160 49,056	$74,301 600,359
Keith B. Howe	2007	6,200	43,110	11,781	21,789	82,880
Wendy G. Hargus	2007 2006	— —	— —	15,732 8,424	497 530	16,229 8,954
Stephen A. Davis	2007 2006	— —	— —	8,031 3,000	3,152 6,555	11,183 9,555
Dennis J. Orzel	2007 2006	675 —	148,827 7,762	11,250 4,451	73,589 3,405	234,341 15,618
Thomas F. Stubbins	2007 2006	300 345	— —	8,980 3,000	2,355 9,380	11,635 12,725

(1)
For the year ended December 31, 2007, the amount in this column for Mr. Doty is comprised of temporary living expenses and transportation totaling $31,709. For the year ended December 31, 2006, the amount in this column for Mr. Doty includes three lump sum payments in the amounts of $175,000, $175,000 and $100,000, which were payable to Mr. Doty during the course of 2006 pursuant to the terms of his employment agreement. In addition, Mr. Doty was provided with temporary living expenses and transportation totaling $76,475. These amounts were provided pursuant to the terms of our employment agreement with Mr. Doty in connection with Mr. Doty's relocation to Texas.

  For the year ended December 31, 2007, the amount in this column for Mr. Howe consists of temporary living expenses and transportation totaling $43,110. These amounts were provided pursuant to the terms of our employment agreement with Mr. Howe in connection with Mr. Howe's relocation to Texas.

  For the year ended December 31, 2007, the amount in this column for Mr. Orzel consists of temporary living expenses and transportation totaling $148,827. For the year ended December 31, 2006, the amount in this column consisted of temporary living expenses and transportation totaling $7,762. These amounts were provided in connection with Mr. Orzel's relocation to Texas.

(2)
The amounts included for Ms. Hargus and Messrs. Doty, Howe and Orzel include contributions made to the savings plan in lieu of their participation in our defined benefit plan.

(3)
For the year ended December 31, 2007, this column includes $757 personal liability umbrella and $11,403 tax gross up of temporary living and transportation expense payments with respect to Mr. Doty. For the year ended December 31, 2006, this column includes the following elements of compensation with respect to Mr. Doty: $716 personal liability umbrella, $42,694 tax gross up of temporary living and transportation expenses payments and $2,054 executive physical. In addition, this column includes the following amounts for previously offered elements discontinued during the course of 2006: $2,154 car allowance, $772 supplemental health care premium, and $666 supplemental accidental death and dismemberment premium.

  For the year ended December 31, 2007, this column includes the following elements of compensation with respect to Mr. Howe: $491 personal liability umbrella, $12,953 tax gross up of temporary living and transportation expenses payments and $8,345 executive physical.

  For the year ended December 31, 2007, this column includes $497 personal liability umbrella with respect to Ms. Hargus. For the year ended December 31, 2006, this column includes $530 personal liability umbrella with respect to Ms. Hargus.

  For the year ended December 31, 2007, this column includes the following elements of compensation with respect to Mr. Davis: $757 personal liability umbrella and $2,395 executive physical. For the year ended December 31, 2006, this column includes the following elements of compensation with respect to Mr. Davis: $783 personal liability umbrella. In addition, this column includes the following amounts for previously offered elements discontinued during the course of 2006: $3,524 car allowance, $772 supplemental health care premium, and $666 supplemental accidental death and dismemberment premium and $810 organizational dues.

  For the year ended December 31, 2007, this column includes the following elements of compensation with respect to Mr. Orzel: $757 personal liability umbrella and $72,832 tax gross up of temporary living and transportation expenses payments. For the year ended December 31, 2006, this column includes the following elements of compensation with respect to Mr. Orzel: $300 payment resulting from his election to opt out of certain employee benefits, $313 personal liability umbrella and $2,792 tax gross up of certain transportation and temporary living expenses.

  For the year ended December 31, 2007, this column includes the following elements of compensation with respect to Mr. Stubbins: $757 personal liability umbrella and $1,598 executive physical. For the year ended December 31, 2006, this column includes the following elements of compensation with respect to Mr. Stubbins: $783 personal liability umbrella and $2,144 executive physical. In addition, this column includes the following amounts for previously offered elements discontinued during the course of 2006: $3,520 car allowance, $772 supplemental health care premium, and $666 supplemental accidental death and dismemberment premium and $1,495 organizational dues.

Grants of Plan-Based Awards

        The table below details the grants of plan based awards made to our named executive officers in 2007.

		Estimated Future Payout Under Non-Equity Plan Award(1)
Name	Grant Date				Estimated Under Equity Award Plan	All Other Stock	Exercise Price of SAR	Fair Value on Grant Date
		Threshold	Target	Maximum
Elmer L. Doty Incentive Bonus	2/8/2007	$—	$566,410	$1,132,820	—	—	$—	$—
Keith B. Howe Incentive Bonus SARs RSUs RSUs	2/8/2007 2/8/2007 2/8/2007 5/3/2007	— — — —	234,375 — — —	468,750 — — —	— 87,500 25,000 113,766	— — — —	— 10.00 — —	— 418,250 219,750 1,000,003
Wendy G. Hargus Incentive Bonus	2/8/2007	—	82,322	164,644	—	—	—	—
Stephen A. Davis Incentive Bonus SARs RSUs	2/8/2007 2/8/2007 2/8/2007	— — —	132,660 — —	265,320 — —	— 22,400 6,400	— — —	— 10.00 —	— 104,608 56,256
Dennis J. Orzel Incentive Bonus	2/8/2007	—	148,550	297,100	—	—	—	—
Thomas A. Stubbins Incentive Bonus	2/8/2007	—	75,247	150,494	—	—	—	—

(1)
The amounts in these columns represent the minimum, target and maximum bonuses for which each of the named executives were eligible under our annual incentive program. Executives are not entitled to a minimum payout under the program. The actual amounts awarded to the named executives are reflected in the "Non-Equity Plan Incentive Compensation" column in the preceding Summary Compensation Table for 2007.

Outstanding Equity Awards at Fiscal Year End

        The table below details the unexercised stock options and SARs and unvested RSUs granted to each of our named executive officers.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options/SARs Exercisable	Number of Securities Underlying Unexercised Options/SARs Unexercisable	Options/SARs Exercise Price	Options/SARs Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights Not Vested
Elmer L. Doty	125,000	125,000	$10.00	11/02/16	200,000	$4,770,000
Keith B. Howe	21,875 —	65,625 —	10.00 —	02/08/17 —	18,750 113,176	447,188 2,699,248
Wendy G. Hargus	45,000 12,500	— 12,500	10.00 10.00	12/30/15 11/02/16	— 10,000	— 238,500
Stephen A. Davis	25,800 25,800 1,000 11,200 11,200	4,200 4,200 — 11,200 11,200	10.00 10.00 10.00 10.00 10.00	03/21/11 08/08/11 07/29/12 11/02/16 02/08/17	— — — 3,200 3,200	— — — 76,320 76,320
Dennis J. Orzel	35,000	35,000	10.00	11/02/16	10,000	238,500
Thomas A. Stubbins	4,300 500 10,400 22,700	700 — 5,600 22,700	10.00 10.00 32.33 10.00	03/21/11 07/29/12 04/26/14 11/02/16	— — — 7,500	— — — 178,875

Stock Option Exercise and Fiscal Year End Values

        No stock options or stock appreciation rights were exercised during the year ended December 31, 2007.

Pension Benefits

        The following table details the accrued benefits for each of our named executive officers that participate in our defined benefit plans.

Name	Plan Name	Years Credited Service	Present Value of Accumulated Benefits	Payments in 2007
Stephen A. Davis	Retirement Plan Excess Plans	27.9682 27.9682	$1,020,112 1,165,294	— —
Thomas A. Stubbins	Retirement Plan Excess Plans	27.6000 27.6000	946,568 221,481	— —

        The values reflected in the "Present Value of Accumulated Benefits" column of the Pension Benefits Table are equal to the actuarial present value of each officer's accrued benefit under the applicable plan as of December 31, 2007 using the same actuarial factors and assumptions used for financial statement reporting purposes, except that retirement age is assumed to be the earliest age at which an officer is eligible for an unreduced benefit under the applicable plan. These assumptions are described in Note 14 to our consolidated financial statements included elsewhere in this prospectus.

        Employees hired on or after October 10, 2005, including Ms. Hargus and Messrs. Doty, Howe and Orzel, do not participate in the plans. In lieu of participation in the plans, those officers each receive a defined contribution equal to 3% of eligible compensation made to their account in our Savings and Investment Plan. Those contribution amounts are reflected in the "Contribution to Savings Plan" column of the All Other Compensation Table.

        On September 26, 2007, we announced that the accrual of benefits under these plans will be frozen as of December 31, 2007 for all participants who, as of that date, had accumulated fewer than 16 years of credited service under the plans. Following that date, all executive officers who are no longer eligible to accrue a benefit under the plans will receive the above-described defined contribution benefit.

        A benefit payable under the Vought Aircraft Industries, Inc. Retirement Plan (the "Retirement Plan") is, in general, a function of the participant's average eligible compensation for the highest three years out of the most recent consecutive ten years of service ("Average Annual Compensation") and the participant's years of credited benefit service under the plan. Eligible compensation for the purpose of the plan generally includes base salary as well as annual incentive compensation. The current plan formula provides for an accrual rate of 1.5% of the participant's Average Annual Compensation with a reduced accrual rate of 1% for Average Annual Compensation below 50% of the Social Security taxable wage base. Benefits accrued under certain prior plan formulas are subject to offsets, including offsets for Social Security benefits. Retirement benefits are limited to 50% of Average Annual Compensation, unless a greater benefit was accrued as of January 1, 1995. Benefits under the Retirement Plan may be supplemented by benefits under one of two non-qualified defined benefit plans maintained by us: the Vought Aircraft Industries, Inc. ERISA 1 Excess Plan and the Vought Aircraft Industries, Inc. ERISA 2 Excess Plan (collectively, the "Excess Plans"). The Excess Plans are designed to provide a benefit which, when combined with the amounts payable under the Retirement Plan, is substantially equal to the amount that otherwise would have been payable under the Retirement Plan in the absence of the IRS limits regarding the compensation that may be covered by the Retirement Plan or the maximum benefits payable thereunder. Benefit accruals for all participants under the Excess Plans, including those executive officers who participated in the plans during 2007, were frozen as of December 31, 2007.

        The Retirement Plan contains the following material terms:

  •
  A participant has a fully vested benefit under the plan after completing five years of vesting service.

  •
  A participant is eligible for an unreduced benefit upon reaching the earlier of age 65; or at least age 55 with a combination of age and years of benefit service totaling 85.

  •
  A participant is eligible for a subsidized early retirement benefit after reaching age 55 with at least 10 years of benefit service.

  •
  A participant laid off before reaching age 55 may elect an early retirement to begin as early as age 55 if the individual has a combination of age and years of benefit service totaling 75 on the date of lay off, or if the participant is age 53 and has 10 or more years of vesting service at the time of layoff.

  •
  The normal form of benefit is a life annuity for unmarried participants and a joint and 50% survivor annuity for married participants.

  •
  Participants may elect out of the normal form of benefit and may elect to receive the benefit through one of a variety of actuarially equivalent optional forms.

  •
  There is no lump sum form of payment available (except for benefits with a lump sum value smaller than $7,500).

        The Excess Plans contain the following material terms:

  •
  A participant's benefit under the Excess Plans is calculated in the same manner as under the Retirement Plan, except without giving effect to the applicable IRS limits on eligible compensation and benefit amount. Such benefit is reduced by the amount of any benefit payable under the Retirement Plan.

  •
  The normal form of benefit under the plan is a lump sum payable 13 months following termination of employment, with a monthly payment payable in the form of a joint and 100% survivor annuity until the lump sum is paid.

  •
  For benefits accrued after January 1, 2005, the lump sum payout is the only available form.

        Mr. Stubbins is the only current named executive officer eligible for an early retirement under the plans and Mr. Davis is eligible, as of December 31, 2007, to commence an early retirement as early as age 55 if his employment is terminated as the result of a lay-off.

Deferred Compensation

        The following table details the outstanding account balances for our named executive officers under our deferred compensation plan and aggregate earnings on those amounts in 2007. The plan was established in 2000 to permit a one-time deferral by then-current executive officers of a retention bonus payable to those executives following the completion of a one-year retention period. The balances in each individual's account are credited with earnings or losses as if such amounts were invested in our common stock. Balances under the plan are payable upon the occurrence of a change in control as defined in the plan. We have one named executive officer who participates in the plan.

Name	Executive contributions in last FY	Registrants contributions in last FY	Aggregate earnings in last FY	Aggregate withdrawal/ distributions	Aggregate balance at last FY
Stephen A. Davis	$—	$—	$240,749	$—	$381,266

Compensation of Directors

        The following table details the fees paid to our Board of Directors for the period ending December 31, 2007.

Name	Fees	Stock Awards	Total Compensation
Peter J. Clare	$—	$—	$—
C. David Cush(1)	—	37,500	37,500
Allan M. Holt	—	—	—
John P. Jumper	37,500	12,500	50,000
Ian Massey	25,000	25,000	50,000
Adam J. Palmer	—	—	—
Daniel P. Schrage	25,000	25,000	50,000
David L. Squier	—	50,000	50,000
Samuel R. White	—	50,000	50,000

(1)
Mr. Cush was elected to the Board of Directors on May 11, 2007.

        For 2007, our outside directors, Messrs. Massey, White, Squier, Jumper, Cush and Schrage were each eligible to receive compensation of $12,500 per calendar quarter of service on our Board of Directors, with such compensation provided in the form of cash or restricted stock at the election of the director. We use the term outside directors to refer to the members of our Board of Directors who are not currently officers of the Company or The Carlyle Group. All of the directors, including these outside directors, are also reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors and committee meetings and other work associated with their service on the Board of Directors. We do not maintain medical, dental or retirement benefits plans for these outside directors. The remaining directors, Messrs. Holt, Palmer, Clare and Doty, are employed by either The Carlyle Group or our company, and are not separately compensated for their service as directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Transactions

        Carlyle Partners III, L.P. ("CPIII") and affiliates owned approximately 90% of Vought on a fully diluted basis and Carlyle Partners II, L.P. ("CPII") and affiliates owned approximately 96% of Aerostructures on a fully diluted basis when Vought and Aerostructures entered into the agreement and plan of merger. Both CPIII and CPII are affiliates of TC Group, L.L.C., which generally does business under the name of The Carlyle Group. Subsequent to the consummation of the transactions associated with the Aerostructures acquisition, private equity investment funds affiliated with The Carlyle Group own approximately 90% of our fully diluted equity and, therefore, The Carlyle Group has the power, subject to certain exceptions, to control our affairs and policies. They also control the election of directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions.

Management Consulting Agreement

        We have entered into a management consulting agreement with TC Group L.L.C., which is an affiliate of TCG Holdings, L.L.C. The agreement allows us to avail ourselves of TC Group L.L.C.'s expertise in areas such as financial transactions, acquisitions and other matters that relate to our business, administration and policies. TC Group L.L.C. receives an annual fee of $2.0 million for its management services and advice and is also reimbursed for its out-of-pocket expenses related to these activities. TC Group L.L.C. also serves, in return for additional fees, as our financial advisor or investment banker for mergers, acquisitions, dispositions and other strategic and financial activities. Fees are mutually agreed upon by us and TC Group L.L.C. for investment banking and advisory services. The fee is paid on a success basis only. Historically, these fees have been less than 1% of related transaction value. Such fees may vary in the future. TC Group L.L.C. received transaction fees of $3.5 million and $2.5 million in 2004 and 2003, respectively, for investment banking and advisory services.

Stockholders Rights Agreement

        The Company and private equity investment funds affiliated with The Carlyle Group are parties to a stockholders rights agreement. The agreement provides that three members of our Board of Directors will be designated by certain affiliates of The Carlyle Group. The parties agree to vote their shares in favor of such affiliates' designees for director.

Certain Related Party Transactions

        Upon the retirement of Tom Risley, our former Chief Executive Officer, during the first quarter of 2006, we entered into a consulting agreement with Mr. Risley for a minimum fee of $36,000 plus expenses, with a total payout plus expenses not to exceed $200,000. The total fees and expenses incurred under that agreement were $43,800 through the expiration of that agreement on February 28, 2007.

        Since 2002, we have had an ongoing commercial relationship with Wesco Aircraft Hardware Corp. ("Wesco"), a distributor of aerospace hardware and provider of inventory management services. Wesco currently provides aerospace hardware to us pursuant to long-term contracts. The most recent of these agreements was entered into on December 19, 2007 in connection with the expiration of one of our pre-existing long-term contracts with Wesco, and following a competitive re-procurement of that work package. On September 29, 2006, The Carlyle Group (which is our controlling stockholder) acquired a majority stake in Wesco, and as a result, Wesco and we are now under common control of The Carlyle

Group through its affiliated funds. In addition, three of our directors, Messrs. Squier, Clare and Palmer, also serve on the board of directors of Wesco. The Carlyle Group will indirectly benefit from their economic interest in Wesco from its contractual relationships with us. The total amount paid to Wesco pursuant to our contracts with Wesco for the year ended December 31, 2007 was approximately $16.9 million.

        Indebtedness of Management.    We adopted an Employee Stock Purchase Plan, which provides certain employees and independent directors the opportunity to purchase shares of our stock at its estimated fair value. Certain employee stock purchases are eligible for financing by our company through stockholder notes. On October 24, 2000, 227,605 shares were sold for notes at a price of $10 per share, with such purchases financed through the issuance of certain promissory notes. Those stockholder loans, including interest at 6.09%, were scheduled to become payable after seven years, or upon specified events occurring. During 2001, 5,000 shares were sold for notes at a price of $10 per share. All amounts outstanding under the notes as of December 31, 2006 were paid in full in accordance with their terms during 2007.

PRINCIPAL AND SELLING STOCKHOLDERS

        Set forth below is certain information as of May 1, 2008 regarding the beneficial ownership of our common stock by:

  •
  any person (or group of affiliated persons) we know to be the beneficial owner of more than 5% of our common stock;

  •
  each of our executive officers;

  •
  each of our directors; and

  •
  all current directors and executive officers as a group.

        In accordance with SEC rules, beneficial ownership includes any shares for which a person or entity has sole or shared voting power or investment power and any shares for which the person or entity has the right to acquire beneficial ownership within 60 days. Except as noted below, we believe that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. Percentage of beneficial ownership is based on 24,783,756 shares of common stock outstanding as of May 1, 2008, and with respect to shares beneficially owned after this offering,                    shares of common stock to be issued in this offering, assuming no exercise of the underwriters' option to purchase additional shares.

        Unless otherwise indicated, the business address of each holder is c/o Vought Aircraft Industries, Inc., 9314 West Jefferson Boulevard M/S 49R-06, Dallas, Texas 75211.

							Shares Beneficially Owned After the Offering with Sale of Additional Shares
	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering		Additional Shares to be Sold at Underwriters' Option
			Shares to be Sold in the Offering
Name of Beneficial Owner
	Number	Percent		Number	Percent		Number	Percent
Beneficial Owners of 5% or More of Our Outstanding Common Stock
TCG Holdings, L.L.C.(1)	24,197,870	97.6%
Executive Officers
Elmer L. Doty(2)	84,940	*
Stephen A. Davis(3)	73,601	*
Wendy G. Hargus(4)	52,259	*
Keith B. Howe(5)	12,704	*
Kevin P. McGlinchey(6)	20,947	*
Dennis Orzel(7)	20,325	*
Thomas A. Stubbins(8)	28,383	*
Joyce E. Romero	—	—
Directors
Peter J. Clare	—	*
C. David Cush	6,362	*
Allan M. Holt	—	*
John P. Jumper	2,620	*
Ian Massey(9)	16,292	*
Adam J. Palmer	—	*
Daniel P. Schrage	5,094	*
David L. Squier(10)	20,784	*
Samuel R. White(11)	16,784	*
All directors and executive officers as a group (17 persons)(12)	308,836	1.2%

*
Denotes less than 1% beneficial ownership.

(1)
Includes 2,113,524 shares held by Carlyle Partners II, L.P., a Delaware limited partnership, 16,158,770 shares held by Carlyle Partners III, L.P., a Delaware limited partnership, 1,780,100 shares held by Carlyle International Partners II, L.P., a Cayman Islands limited partnership, 95,738 shares held by Carlyle International Partners III, L.P., a Cayman Islands limited partnership, 494,730 shares held by CP III Coinvestment, L.P., a Delaware limited partnership, 96,334 shares held by Carlyle

  SBC Partners II, L.P., a Delaware limited partnership, 401,371 shares held by C/S International Partners, a Cayman Islands general partnership, 821,152 shares held by Florida State Board of Administration, 2,052 shares held by Carlyle Investment Group, L.P., a Delaware limited partnership, 114,709 shares held by Carlyle-Contour Partners, L.P., a Delaware limited partnership, 26,405 shares held by Carlyle-Contour International Partners, L.P., a Cayman Islands limited partnership, 659,948 shares held by Carlyle-Aerostructures Partners, L.P., a Delaware limited partnership, 505,511 shares held by Carlyle-Aerostructures Partners II, L.P., a Delaware limited partnership, 261,992 shares held by Carlyle-Aerostructures International Partners, L.P., a Cayman Islands limited partnership, 65,534 shares held by Carlyle-Aerostructures Management, L.P., a Delaware limited partnership and 600,000 shares held by Carlyle High Yield Partners, L.P., a Delaware limited partnership (collectively, the "Investment Partnerships"). TC Group, L.L.C. is the sole member of TCG High Yield Holdings, L.L.C., which is the sole member of TCG High Yield, L.L.C., the sole general partner of Carlyle High Yield Partners, L.P. TC Group, L.L.C. is also the sole member of TC Group II, L.L.C., which is the sole general partner of Carlyle Partners II, L.P. and Carlyle Partners SBC II, L.P. and the general partner of Carlyle International Partners II, L.P., Carlyle International Partners III, L.P. and C/S International Partners. TC Group, L.L.C. also serves as the managing member of the investment manager for the Florida State Board of Administration and as the general partner for the remaining Investment Partnerships other than Carlyle Partners III, L.P. and CP III Coinvestment, L.P. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C., and, in such capacity, exercises investment discretion and control of the shares beneficially owned by Carlyle Partners II, L.P., Carlyle International Partners II, L.P., Carlyle International Partners III, L.P., Carlyle SBC Partners II, L.P., C/S International Partners, Florida State Board of Administration, Carlyle Investment Group, L.P., Carlyle-Contour Partners, L.P., Carlyle-Contour International Partners, L.P., Carlyle-Aerostructures Partners, L.P., Carlyle-Aerostructures Partners II, L.P., Carlyle-Aerostructures International Partners, L.P., Carlyle-Aerostructures Management, L.P. and Carlyle High Yield Partners, L.P. TCG Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein, all of whom disclaim beneficial ownership of these shares. TC Group Investment Holdings, L.P. is the sole member of TC Group III, L.L.C., which is the sole general partner of TC Group III, L.P., which is the sole general partner of Carlyle Partners III, L.P. and CP III Coinvestment, L.P. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. and DBD Investors V, L.L.C. is the sole general partner of TCG Holdings II, L.P. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by Carlyle Partners III, L.P. and CP III Coinvestment, L.P. DBD Investors V, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein, all of whom disclaim beneficial ownership of these shares.

  (2)
  Includes 72,590 shares of common stock issuable upon exercise of stock appreciation rights based on a $23.85 price per share.

  (3)
  Includes 52,600 shares of common stock issuable upon exercise of stock appreciation rights based on a $23.85 price per share.

  (4)
  Includes 45,000 shares of common stock issuable upon exercise of stock appreciation rights based on a $23.85 price per share.

  (5)
  Includes 12,704 shares of common stock issuable upon exercise of stock appreciation rights based on a $23.85 price per share.

  (6)
  Includes 4,800 shares issuable upon exercise of stock options and 13,647 shares of common stock issuable upon exercise of stock appreciation rights based on a $23.85 price per share.

  (7)
  Includes 20,325 shares of common stock issuable upon exercise of stock appreciation rights based on a $23.85 price per share.

  (8)
  Includes 15,200 shares issuable upon exercise of stock options and 13,183 shares of common stock issuable upon exercise of stock appreciation rights based on a $23.85 price per share.

  (9)
  Includes 5,000 shares issuable upon exercise of stock options.

  (10)
  Includes 5,000 shares issuable upon exercise of stock options.

  (11)
  Includes 5,000 shares issuable upon exercise of stock options.

  (12)
  Includes 87,600 shares issuable upon exercise of stock options and 145,457 shares of common stock issuable upon exercise of stock appreciation rights based on a $23.85 price per share.

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering, our authorized capital stock will consist of                    shares of common stock, par value $0.01 per share, and                   shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and bylaws that will become effective upon the closing of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of our common stock reflects changes to our capital structure that will occur upon the closing of this offering.

Common Stock

        As of March 30, 2008, there were 24,783,756 shares of our common stock outstanding and held of record by approximately 84 stockholders.

  Voting Rights

        Each share of our common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting, which means that a holder or group of holders of more than 50% of the shares of our common stock can elect all of our directors.

  Dividend Rights

        Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future. See "Dividend Policy."

  Liquidation Rights

        In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock that we may designate and issue in the future.

  Other Matters

        The holders of our common stock have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our Board of Directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options, Stock Appreciation Rights ("SARs") and Restricted Stock Units ("RSUs")

        As of March 30, 2008, we had outstanding options to purchase an aggregate of 646,470 shares of common stock, which have a weighted average exercise price of $14.66 per share. Additionally, as of March 30, 2008, we had outstanding SARs exercisable for 549,742 shares of our common stock based on a fair market value of $23.85 per share and outstanding RSUs convertible into an aggregate of 598,421 shares of common stock.

Corporate Opportunities

        Our certificate of incorporation provides that Carlyle and its affiliates has no obligation to offer us an opportunity to participate in business opportunities presented to such investment funds affiliated with Carlyle or their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries even if the opportunity is one that we might reasonably have pursued, and that neither such investment funds affiliated with Carlyle nor their respective officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Governing Documents and Delaware Law that May Have an Anti-takeover Effect

        The provisions of (1) Delaware law, (2) our amended and restated certificate of incorporation to be effective upon completion of this offering, and (3) our amended and restated bylaws to be effective upon completion of this offering, which are discussed below, could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock.

  Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Upon consummation of the offering, we expect that our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. In particular, we expect that our amended and restated certificate of incorporation and amended and restated bylaws, as applicable, among other things, will:

  •
  provide that special meetings of the stockholders may be called only by the Chairman of our Board of Directors, our Chief Executive Officer or our Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors of our Board of Directors;

  •
  establish procedures with respect to stockholder proposals and stockholder nominations, including requiring advance written notice of a stockholder proposal or director nomination;

  •
  divide our Board of Directors into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

  •
  not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in our Board of Directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company;

  •
  provide that vacancies on our Board of Directors may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders;

  •
  require that the vote of holders of 66 2/3% of the voting power of the outstanding shares entitled to vote generally in the election of directors is required to amend various provisions of our amended and restated certificate of incorporation and amended and restated bylaws; and

  •
  provide that our Board of Directors has the power to alter, amend or repeal the bylaws without stockholder approval.

        Following the completion of this offering, our amended and restated certificate of incorporation will authorize our Board of Directors, without further vote or action by the stockholders, to issue up to                 shares of preferred stock, par value $0.01 per share, in one or more classes or series, and to fix or alter:

  •
  the number of shares constituting any class or series;

  •
  the designations, powers and preferences of each class or series;

  •
  the relative, participating, optional and other special rights of each class or series; and

  •
  any qualifications, limitations or restrictions on each class or series.

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        The above provisions are intended to promote continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board of Directors, and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are expected to reduce our vulnerability to unsolicited acquisition attempts as well as discourage certain tactics that may be used in proxy fights. Such provisions, however, could discourage others from making tender offers for our shares and, as a consequence, may also inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions could also operate to prevent changes in our management.

  Delaware Takeover Statute

        We have opted out of Section 203 of the Delaware General Corporation Law, which would have otherwise imposed additional requirements regarding mergers and other business combinations.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be                        .

New York Stock Exchange Listing

        We will apply to list our common stock on The New York Stock Exchange under the trading symbol "VTC."

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. In addition, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Sales of Restricted Securities

        Upon completion of this offering,                    shares of our common stock will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. Based on application of Rule 144, as recently amended, Rule 701 and the lock-up agreements, as discussed below, the remaining shares of our common stock will generally become available for sale in the public market as follows:

  •
  shares of will be eligible for immediate sale upon completion of this offering;

  •
  shares will be eligible for sale under Rule 144 or Rule 701 upon the expiration of the various lock-up agreements without regard to volume limitations, manner of sale requirements and other restrictions, unless extended for up to a specified number of additional days as required under the lock-up agreements; and

  •
  shares will be eligible for sale under Rule 144 upon the expiration of the various lock-up agreements, subject to volume limitations, manner of sale requirements and other restrictions, unless extended for up to a specified number of additional days as required under the lock-up agreements.

Rule 144

        Generally, Rule 144 (as amended effective February 15, 2008) provides that an affiliate who has beneficially owned "restricted" shares of our common stock for at least six months will be entitled to sell on the open market in brokers' transactions, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                    shares immediately after this offering; and

  •
  the average weekly trading volume of our common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about our company.

        In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefits plans, sales under Rule 144 of the shares held by that person are subject to the volume limitations and other restrictions described in the preceding two paragraphs.

Lock-Up Agreements

        We, all of our directors and executive officers, the selling stockholders and the holders of substantially all of our common stock, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions.                                         , at any time without prior notice, may release all or any portion of the shares from the restrictions in any such agreement.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

        in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

        Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock issued or issuable upon the exercise or conversion of equity awards granted under our stock option and equity compensation plans and shares of common stock reserved for issuance under those plans. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above. See "Compensation Discussion and Analysis — Long-Term Compensation."

CERTAIN UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS TO NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Department of the Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies, or other financial institutions;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  entities treated as partnerships for U.S. federal income tax purposes or investors in such entities;

  •
  "controlled foreign corporations," "passive foreign investment companies" and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  U.S. expatriates or former long-term residents of the United States;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        In addition, if a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

        This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

        For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

  •
  an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test under Section 7701(b) of the Code;

  •
  a corporation, or other entity taxable as a corporation for U.S. tax purposes, created or organized in the United States or under the laws of the United States or of any state therein or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has made an election to be treated as a U.S. person.

Distributions

        We do not currently expect to pay dividends or other distributions on our common stock. See "Dividend Policy."

        If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide the appropriate withholding agent with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

        Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide the appropriate withholding agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS in a timely manner.

Gain on Disposition of Common Stock

        You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

  •
  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

        If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. These information reporting requirements apply even if withholding is not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

        Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding at a current rate of 28%, may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

        Payments of the proceeds from a disposition of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

        Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

        Lehman Brothers Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as the representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling shareholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.

Total

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material change in our business or the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

        The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $        per share. After the offering, the representative may change the offering price and other selling terms.

        The expenses of the offering are estimated to be $                    (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commission.

Option to Purchase Additional Shares

        We and the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of                  shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than                    shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

        We, all of our directors and executive officers, the selling stockholders and the holders of substantially all of our common stock have agreed that, subject to certain exceptions, without the prior written consent of                , we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by                .

                        may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements,                will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  the ability of our management and our business potential and earning prospects;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

        We intend to apply to list our common stock on The New York Stock Exchange under the symbol "VTC." In connection with that listing, the underwriters have undertaken to sell the minimum number of common shares to the minimum number of beneficial owners necessary to meet The New York Stock Exchange listing requirements.

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        The underwriters and their respective affiliates have from time to time in the past and may in the future perform investment banking and advisory services for us for which they have or may in the future receive customary fees and expenses. Certain underwriters and their affiliates are party to our existing senior credit facilities and our Incremental Facility. Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., an underwriter in this offering, is administrative agent under our senior credit facilities. Lehman Brothers Inc., an underwriter in this offering, was a lead arranger under our senior credit facilities and was a lead arranger under our Incremental Facility. Goldman Sachs Credit Partners L.P, an affiliate of Goldman, Sachs & Co., an underwriter in this offering, is a documentation agent under our senior credit facilities and was a lead arranger under our Incremental Facility. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., an underwriter in this offering was a lead arranger under our senior credit facilities and was a lead arranger under our Incremental Facility.

Selling Restrictions

  Public Offer Selling Restrictions Under the Prospectus Directive

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        We and the selling stockholders have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, the selling stockholders or the underwriters.

  Selling Restrictions Addressing Additional United Kingdom Securities Laws

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

INDUSTRY AND MARKET DATA

        We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Latham & Watkins LLP, Washington, District of Columbia. Various legal matters relating to this offering will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

        The registration statement and the exhibits thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The registration statement and other information filed by us with the SEC are also available at the SEC's website at http://www.sec.gov.

        As a result of the offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We will furnish our stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Vought Aircraft Industries, Inc.

        We have audited the accompanying consolidated balance sheets of Vought Aircraft Industries and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vought Aircraft Industries, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for Share-Based Payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on January 1, 2006. As discussed in Note 14 to the consolidated financial statements, the Company changed its method of accounting for its defined-benefit pension and other postretirement plans in accordance with Statement of Financial Accounting Standards No. 158 on December 31, 2007. As discussed in Note 15 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) on January 1, 2007.

/s/ Ernst & Young LLP
Fort Worth, Texas March 13, 2008

Vought Aircraft Industries, Inc.

Consolidated Balance Sheets

($ in millions, except share amounts)

	December 31, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$75.6	$93.4
Trade and other receivables	81.4	82.1
Inventories	362.8	337.8
Other current assets	6.4	7.3

Total current assets	526.2	520.6
Property, plant and equipment, net	507.0	530.4
Goodwill	527.7	527.7
Identifiable intangible assets, net	40.1	64.9
Debt origination costs, net and other assets	11.5	15.1
Investment in Joint Venture	8.4	—

Total assets	$1,620.9	$1,658.7

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable, trade	$178.7	$118.4
Accrued and other liabilities	74.1	72.0
Accrued payroll and employee benefits	48.2	45.0
Accrued post-retirement benefits-current	47.2	51.3
Accrued pension-current	0.7	25.6
Current portion of long-term bank debt	4.0	4.0
Capital lease obligation	—	1.3
Accrued contract liabilities	230.4	333.7

Total current liabilities	583.3	651.3
Long-term liabilities:
Accrued post-retirement benefits	482.0	478.8
Accrued pension	361.2	352.0
Long-term bank debt, net of current portion	409.0	413.0
Long-term bond debt	270.0	270.0
Other non-current liabilities	181.2	186.9

Total liabilities	2,286.7	2,352.0
Stockholders' equity (deficit):
Common stock, par value $.01 per share; 50,000,000 shares authorized, 24,768,991 and 24,755,248 issued and outstanding at December 31, 2007 and 2006, respectively	0.3	0.3
Additional paid-in capital	417.4	414.8
Shares held in rabbi trust	(1.6)	(1.6)
Stockholders' loans	—	(1.0)
Accumulated deficit	(595.0)	(641.3)
Accumulated other comprehensive loss	(486.9)	(464.5)

Total stockholders' equity (deficit)	$(665.8)	$(693.3)

Total liabilities and stockholders' equity (deficit)	$1,620.9	$1,658.7

See accompanying notes

Vought Aircraft Industries, Inc.

Consolidated Statements of Operations

($ in millions)

	Years Ended December 31,
	2007	2006	2005
Revenue	$1,625.5	$1,550.9	$1,297.2
Costs and expenses
Cost of sales	1,269.3	1,274.2	1,231.8
Selling, general and administrative expenses	246.7	236.0	234.2
Impairment charge	—	9.0	5.9

Total costs and expenses	1,516.0	1,519.2	1,471.9

Operating income (loss)	109.5	31.7	(174.7)
Other income (expense)
Interest income	3.6	1.4	3.4
Other loss	(0.1)	(0.5)	(0.3)
Equity in loss of joint venture	(4.0)	(6.7)	(3.4)
Interest expense	(62.6)	(64.5)	(54.7)

Income (loss) before income taxes	46.4	(38.6)	(229.7)
Income tax expense (benefit)	0.1	(1.9)	—

Net income (loss)	$46.3	$(36.7)	$(229.7)

See accompanying notes

Vought Aircraft Industries, Inc.

Consolidated Statements of Stockholders' Equity (Deficit)

($ in millions)

	Common Stock		Additional Paid-In Capital		Rabbi Trust & CMG Escrow		Stockholders' Loans		Accumulated Income (Deficit)	Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity (Deficit)
Balance at December 31, 2004		$0.3		$418.0		$(1.9)		$(2.3)	$(374.4)		$(594.2)	$(554.5)
Net loss		$—		$—		$—		$—	$(229.7)		$—	$(229.7)
Minimum pension liability adjustment		—		—		—		—	—		16.8	16.8

Comprehensive income (loss)		—		—		—		—	(229.7)		16.8	(212.9)

Issuance of common stock		—		0.2		—		—	—		—	0.2
Retirement of common stock				(3.9)				1.2	(0.5)			(3.2)
Other				(2.9)		0.3						(2.6)

Balance at December 31, 2005		$0.3		$411.4		$(1.6)		$(1.1)	$(604.6)		$(577.4)	$(773.0)

Net loss	$		$		$		$		$(36.7)	$		$(36.7)
Minimum pension liability adjustment		—		—		—		—			112.9	112.9

Comprehensive income (loss)		—		—		—		—	(36.7)		112.9	76.2

Compensation expense from stock awards		—		3.0		—		—	—		—	3.0
Other				0.4				0.1				0.5

Balance at December 31, 2006		$0.3		$414.8		$(1.6)		$(1.0)	$(641.3)		$(464.5)	$(693.3)

Net income		$—		$—		$—		$—	$46.3		$—	$46.3
Minimum pension liability adjustment		—		—		—		—	—		83.0	83.0

Comprehensive income (loss)		—		—		—		—	46.3		83.0	129.3

Adjustment to accumulated other comprehensive income upon adoption of SFAS 158 (Pension)		—		—		—		—	—		(90.8)	(90.8)
Adjustment to accumulated other comprehensive income upon adoption of SFAS 158 (OPEB)		—		—		—		—	—		(14.6)	(14.6)
Compensation expense from stock awards		—		2.8		—		—	—		—	2.8
Repayment of stockholder loans				(0.2)				1.0				0.8

Balance at December 31, 2007		$0.3		$417.4		$(1.6)		$—	$(595.0)		$(486.9)	$(665.8)

See accompanying notes

Vought Aircraft Industries, Inc.

Consolidated Statements of Cash Flows

($ in millions)

	December 31,
	2007	2006	2005
Operating activities
Net income (loss)	$46.3	$(36.7)	$(229.7)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	63.7	59.4	71.9
Stock compensation (income) expense	5.2	3.0	(6.4)
Impairment charge	—	9.0	5.9
Equity in losses of joint venture	4.0	6.7	3.4
Loss from asset sales	1.9	1.7	6.0
Changes in current assets and liabilities:
Trade and other receivables	0.7	8.7	32.4
Inventories	(25.0)	2.3	(60.8)
Other current assets	0.9	0.5	(0.2)
Accounts payable, trade	60.3	(4.5)	20.2
Accrued payroll and employee benefits	0.8	7.2	(10.5)
Accrued and other liabilities	(26.9)	(8.0)	(16.9)
Accrued contract liabilities	(103.3)	117.7	74.0
Other assets and liabilities—long-term	5.6	5.8	45.7

Net cash provided by (used in) operating activities	34.2	172.8	(65.0)
Investing activities
Capital expenditures	(57.4)	(115.4)	(147.1)
Proceeds from sale of assets	24.3	12.7	—
Investment in joint venture	(16.5)	—	(5.0)

Net cash provided by (used in) investing activities	(49.6)	(102.7)	(152.1)
Financing activities
Proceeds from short-term bank debt	20.0	225.0	45.0
Payments on short-term bank debt	(20.0)	(225.0)	(45.0)
Payments on long-term bank debt	(4.0)	(4.0)	(4.0)
Payments on capital leases	(1.3)	(0.7)	(0.9)
Proceeds from Hawthorne sale	—	—	52.6
Proceeds from governmental grants	2.1	17.4	52.2
Payments of retirement of common stock	—	—	(2.0)
Proceeds from sale of common stock	—	0.4	0.2
Proceeds from repayment of stockholder loans	0.8	0.1	0.2

Net cash provided by (used in) financing activities	(2.4)	13.2	98.3
Net increase (decrease) in cash and cash equivalents	(17.8)	83.3	(118.8)
Cash and cash equivalents at beginning of period	93.4	10.1	128.9

Cash and cash equivalents at end of period	$75.6	$93.4	$10.1

See accompanying notes

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION

Organization

        Vought Aircraft Industries, Inc. and its wholly owned subsidiaries are herein referred to as the "We," "Our," "Us," "Company" or "Vought." We are one of the world's largest independent suppliers of commercial and military aerostructures. The majority of our products are sold to The Boeing Company and Airbus, and for military contracts, ultimately to the U.S. Government. The Corporate office is in Irving, Texas and production work is performed at sites in Hawthorne and Brea, California; Everett, Washington; Dallas and Grand Prairie, Texas; North Charleston, South Carolina; Milledgeville, Georgia; Nashville, Tennessee; and Stuart, Florida.

        We were formed when The Carlyle Group purchased us from Northrop Grumman in July 2000. Subsequently, we acquired The Aerostructures Corporation in July 2003. In addition, we have established a joint venture called Global Aeronautica, LLC with Alenia North America ("Alenia"), a subsidiary of Finmeccanica SpA. Vought and Alenia each have a 50% stake in the joint venture, which combines 787 program fuselage sections from Alenia and other structures partners and systems from around the world to deliver an integrated product to Boeing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and, in particular, estimates of contract costs and revenues used in the earning recognition process. We have recorded all estimated contract losses. To enhance reliability in our estimates, we employ a rigorous estimating process that is reviewed and updated on a quarterly basis. However, actual results could differ from those estimates.

Revenue and Profit Recognition

        The majority of our sales are made pursuant to written contractual arrangements or "contracts" to design, develop and manufacture aerostructures to the specifications of the customer under firm fixed price contracts. These contracts are within the scope of the American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, (SOP 81-1) and revenue and profits on contracts are recognized using percentage-of-completion methods of accounting. Revenue and profits are recognized on production contracts as units are delivered and accepted by the customer (the "units-of-delivery" method). Under the percentage-of-completion method of accounting, a single estimated total profit margin is used to recognize profit for each contract over its entire period of performance, which can exceed one year. Amounts representing contract change orders or claims are included in contract value only when they are probable. Additionally, some contracts contain provisions for revenue sharing, price re-determination or cost and/or performance incentives. Such amounts or incentives are included in contract value when the amounts can be reliably estimated and their realization is reasonably assured. The impact of revisions in profit estimates is recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period in which they become evident ("forward losses") and are first offset against costs that are included in inventory, with any remaining amount reflected in accrued contract liabilities.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revisions in contract estimates, if significant, can materially affect Vought's results of operations and cash flows, as well as Vought's valuation of inventory. Furthermore, certain contracts are combined or segmented for revenue recognition in accordance with SOP 81-1.

        Accounting for the revenue and profit on a contract requires estimates of (1) the contract value or total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract's scope of work and (3) the measurement of progress towards completion. The estimated profit or loss on a contract is equal to the difference between the total contract value and the estimated total cost at completion. Under the units-of-delivery percentage of completion method, revenue on a contract is recorded as the units are delivered and accepted during the period at an amount equal to the contractual selling price of those units. The profit recorded on a contract under the units-of-delivery method is equal to the estimated total profit margin for the contract stated as a percentage of contract revenue multiplied by the revenue recorded on the contract during the period. Adjustments to original estimates for a contract's revenues, estimated costs at completion and estimated total profit are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change, or if contract modifications occur. These estimates are also sensitive to the assumed rate of production. Generally, the longer it takes to complete the contract quantity, the more relative overhead that contract will absorb.

        Although fixed-price contracts, which extend several years into the future, generally permit us to keep unexpected profits if costs are less than projected, we also bear the risk that increased or unexpected costs may reduce our profit or cause the Company to sustain losses on the contract. In a fixed-price contract, we must fully absorb cost overruns, not withstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of revenue that may otherwise be achieved. Our failure to anticipate technical problems, estimate delivery reductions, estimate costs accurately or control costs during performance of a fixed price contract may reduce the profitability of a fixed price contract or cause a loss. We believe we have recorded adequate provisions in the financial statements for losses on fixed-price contracts, but we cannot be certain that the contract loss provisions will be adequate to cover all actual future losses.

        As mentioned above, the vast majority of our revenue is related to the sale of manufactured end item products and spare parts. Any revenue related to the provision of services is accounted for separately and is not material to our results of operations.

Cash and Cash Equivalents

        We consider cash on hand, deposits with banks, and other short-term marketable securities with original maturities of three months or less as cash and cash equivalents.

Trade and Other Receivables

        Trade and other receivables includes amounts billed and currently due from customers, amounts currently due but unbilled, certain estimated contract changes, claims in negotiation that are probable of recovery, and amounts retained by the customer pending contract completion. Unbilled amounts are usually billed and collected within one year. We continuously monitor collections and payments from our customers. Based upon historical experience and any specific customer collection issues that have been identified, we record a provision for estimated credit losses, as deemed appropriate.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

        Inventoried costs primarily relate to work in process under fixed-price contracts. They represent accumulated contract costs less the portion of such costs allocated to delivered items. Accumulated contract costs include direct production costs, manufacturing and engineering overhead, production tooling costs, and certain general and administrative expenses. For presentation purposes, all selling, general and administrative costs are shown in a separate line item in the accompanying statements of operations.

Property, Plant and Equipment

        Additions to property, plant and equipment are recorded at cost. Depreciation is calculated principally on the straight-line method over the estimated useful lives of the assets. Repairs and maintenance, which are not considered betterments and do not extend the useful life of property and equipment, are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income.

Principles of Consolidation

        The consolidated financial statements include Vought Aircraft Industries, Inc. and its wholly owned subsidiaries, as well as our proportionate share of our investment in Global Aeronautica LLC ("Global"). All significant inter-company accounts and transactions have been eliminated.

Joint Venture

        We account for our investment in Global under the equity method of accounting. The investment balance had an asset balance of $8.4 million as of December 31, 2007. The investment balance had a liability balance of $4.1 million recorded in the other non-current liability line item in the accompanying balance sheet as of December 31, 2006.

Impairment of Long Lived Assets, Identifiable Intangible Assets and Goodwill

        We record impairment losses on long-lived assets, including identifiable intangible assets, when events and circumstances indicate that the assets are impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. In those situations where the undiscounted projected cash flows are less than the carrying amounts of those assets, impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted projected cash flows. For assets held for sale, impairment losses are recognized based upon the excess of carrying value over the estimated fair value of the assets, less estimated selling costs.

        Goodwill is tested for impairment, as of the end of the third fiscal quarter, in accordance with the provisions of SFAS 142 Goodwill and Other Intangible Assets ("SFAS 142") (further described in Note 7—Goodwill and Intangible Assets). Under SFAS 142, the first step of the goodwill impairment test used to identify potential impairment compares the fair value of a reporting unit with its carrying value. We have concluded that we are a single reporting unit. Accordingly, all assets and liabilities are used to determine our carrying value.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        For this testing we use an independent valuation firm to assist in the estimation of enterprise fair value using standard valuation techniques such as discounted cash flow, market multiples and comparable transactions. The discounted cash flow fair value estimates are based on management's projected future cash flows and the estimated weighted average cost of capital. The estimated weighted average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt and equity capital.

        We must make assumptions regarding estimated future cash flows and other factors used by the independent valuation firm to determine the fair value. If these estimates or the related assumptions change, we may be required to record non-cash impairment charges for goodwill in the future.

Derivatives

        Derivatives consisted of an interest rate cap agreement during the year ended December 31, 2006. Gains and losses from interest rate caps were included on the accrual basis in interest expense. This interest rate cap agreement expired on January 1, 2007 (further described in Note 13—Derivatives and Other Financial Instruments).

Advance Payments and Progress Payments

        Advance payments and progress payments received on contracts-in-process are first offset against related contract costs that are included in inventory, with any remaining amount reflected in current liabilities.

Stock-Based Compensation

        Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, using the modified prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

        As a result of adopting Statement 123(R) on January 1, 2006, our income (loss) before income taxes and net income (loss) for the years ended December 31, 2007 and 2006, is $2.7 million and $3.0 million lower, respectively, than if it had continued to account for share-based compensation under SFAS 123. Prior to the adoption of SFAS No. 123(R), the fair value of an option was amortized to expense in the pro forma footnote disclosure using the graded method. Upon the adoption of SFAS No. 123(R), options granted prior to the date of adoption continue to be amortized using a graded method. For options granted after the date of adoption, the fair value will continue to be amortized to expense using a graded method over the vesting period.

        Had we used the fair value based accounting method for stock-based compensation expense described by SFAS No. 123 for the 2005 fiscal period, our net income (loss) for the year ended

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

December 31, 2005 would have been as set forth in the table below. As of January 1, 2006, we adopted SFAS No. 123(R) thereby eliminating pro forma disclosure for periods following such adoption.

Year Ending December 31, 2005
($ in millions)
Reported net loss	(229.7)
Add: Recorded stock based compensation (income)	(6.4)

(236.1)
Less: Fair value based compensation expense per SFAS 123	(1.9)

Pro forma net loss per SFAS 123	(238.0)

        During the fourth quarter of 2005, we recorded stock compensation income of $6.4 million included in general and administrative expenses, to reflect the impact of an estimated decrease in the fair value of our common stock, related to non-recourse notes previously issued to officers for stock purchases and decreased deferred compensation liability for our rabbi trust.

        Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the input of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. We use the Black-Scholes option-pricing model to value compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. See Note 17 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

Debt Origination Costs

        Debt origination costs are amortized using the effective interest rate method. Debt origination costs consisted of the following as of December 31:

	2007	2006
	($ in millions)
Debt origination cost	$22.5	$22.5
Accumulated Amortization	(11.5)	(8.4)

Debt origination cost, net	$11.0	$14.1

Warranty Reserves

        A reserve has been established to provide for the estimated future cost of warranties on our delivered products. Management periodically reviews the reserves and adjustments are made accordingly. A provision for warranty on products delivered is made on the basis of our historical experience and identified warranty issues. Warranties cover such factors as non-conformance to specifications and defects in material and workmanship. The majority of our agreements include a three-year warranty.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following is a rollforward of amounts accrued for warranty reserves and amounts are included in accrued and other liabilities and other non-current liabilities:

	2007	2006
	($ in millions)
Beginning Balance	$6.8	$8.0
Warranty costs incurred	(0.4)	(0.2)
Warranties issued	0.8	(1.0)

Ending Balance	$7.2	$6.8

Income Taxes

        Income taxes are accounted for using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income taxes are determined based upon the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Due to the uncertain nature of the ultimate realization of the deferred tax assets, we have established a valuation allowance against these future benefits and will recognize benefits only as reassessment demonstrates they are more likely than not to be realized.

        Effective January 1, 2007, we adopted SFAS 48 Accounting for Uncertainty in Income Taxes (FIN 48), which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We adjust the recorded amount of our deferred tax assets and liabilities for the difference between the benefit recognized and measured pursuant to FIN 48 and the tax position taken or expected to be taken on our tax return. To the extent that our assessment of such tax position changes, the change in estimate is recorded in the period in which the determination is made. Prior to 2007, we recognized tax contingencies for income tax matters as an adjustment to the recorded amount of net operating losses and related valuation allowance.

Reclassifications

        In 2006, we elected to classify costs related to information technology, which were previously classified as general and administrative expenses, within manufacturing and engineering overhead since information and technology directly supports those activities. Certain prior year amounts have been reclassified to conform to the current year presentation. See Note 5—Inventory for disclosure of the impact of this reclassification on our financial statements.

Recent Accounting Pronouncements

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS No. 141(R)), which replaces SFAS No. 141. SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and any goodwill acquired to be measured at their fair value at the acquisition date. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

combination. SFAS No. 141(R) is effective for acquisitions occurring in fiscal years beginning after December 15, 2008. The adoption of SFAS No. 141(R) will have an impact on accounting for business combinations that occur after the adoption date.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective beginning the first fiscal year that begins after November 15, 2007. We adopted SFAS No. 159 on January 1, 2008 and it has not materially affected our financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. SFAS 157 is effective for our fiscal year beginning January 1, 2008. The adoption of SFAS 157 has not materially affected our financial statements.

3. RESTRUCTURING

        In February 2004, we announced plans to consolidate portions of our manufacturing operations to Dallas and Grand Prairie, Texas. The consolidation plan, as originally designed, was intended to renovate and modernize the Dallas facilities, close the Nashville and Stuart sites and reduce the size of the Hawthorne site. In December 2005, we announced our intention to keep the Nashville and Stuart facilities open to support certain programs whose future deliveries did not justify the costs to move the programs to Dallas and these plans were finalized in April 2006. Pursuant to the original plan to close the Nashville and Stuart facilities, we had previously offered relocation or termination benefits (voluntary and involuntary) to the approximately 1,300 employees at these facilities. As a result of our decision in the second quarter of 2006 to keep these facilities open, we reduced our original estimates of the costs for these benefits and as of September 24, 2006, all benefit elections have been finalized. As of December 31, 2006, all payments related to the restructuring liability were completed. The following table is a roll-forward of the amounts accrued for the Stuart and Nashville restructuring liabilities:

Accrued Restructuring Reserve—Stuart and Nashville Sites
($ in millions)
Balance January 1, 2006	2.7
Restructuring liabilities reversed	(2.0)
Expenditures	(0.7)

Balance December 31, 2006	$—

        During 2001, we finalized and approved a restructuring plan designed to reduce our infrastructure costs by closing our Perry, Georgia facility and relocating the facility's production effort to the Stuart, Florida site. At December 31, 2001, we had accrued $12.6 million related to costs on non-cancelable lease payments, maintenance and other costs after the anticipated closure date for the Perry facility. The closure of Perry was completed at the beginning of the third quarter of 2002. Subsequent to the

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

3. RESTRUCTURING (Continued)

closure, we have recorded $11.0 million of lease payments and maintenance against the accrual. As of December 31, 2007, all payments related to the restructuring liability have been completed. The following table is a roll-forward of the amounts accrued for the Perry restructuring liabilities:

Accrued Restructuring Reserve Perry Site
($ in millions)
Balance January 1, 2006	$5.7
Cash expenditures	(2.2)

Balance December 31, 2006	3.5

Cash expenditures	(1.9)
Amounts recorded to net income	(1.6)

Balance December 31, 2007	$—

4. TRADE AND OTHER RECEIVABLES

        Trade and other receivables consisted of the following at December 31:

	2007	2006
	($ in millions)
Due from customers, long-term contracts:
Billed	$65.5	$69.8
Unbilled	11.2	5.3

Total due, long-term contracts	76.7	75.1

Trade and other accounts receivable:
Billed	1.3	6.6
Other Receivables	3.4	0.4

Total trade and other receivables	$81.4	$82.1

        We have determined that an allowance for doubtful accounts was unwarranted as of December 31, 2007 and 2006 due to our historical collection experience. The amounts of trade and other receivables write-offs have been minimal in the past. This is primarily due to the nature of our sales to a limited number of customers and to the credit strength of our customer base (Boeing, Airbus, Lockheed Martin, USAF etc.).

5. INVENTORIES

        As discussed in Note 2 "Inventories", we include the inventoried cost of all direct production costs, manufacturing and engineering overhead, production tooling costs, and certain general and administrative expenses. In 2006, we decided that costs related to information technology, which were previously classified as general and administrative expenses, should be classified within manufacturing and engineering overhead since information and technology directly supports those activities. At December 31, 2007 and 2006, general and administrative expenses included in inventories approximate $34.1 million and $34.9 million, respectively.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

5. INVENTORIES (Continued)

        Inventories consisted of the following at December 31:

	2007	2006
	($ in millions)
Production costs of contracts in process	$727.7	$539.3
Finished goods	2.0	3.1
Less: unliquidated progress payments	(366.9)	(204.6)

Total inventories	$362.8	$337.8

        According to the provisions of U.S. Government contracts, the customer has title to, or a security interest in, substantially all inventories related to such contracts. The total net inventory on government contracts was $51.1 million and $52.9 million at December 31, 2007 and 2006, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

        Major categories of property, plant and equipment, including their depreciable lives, consisted of the following at December 31:

	2007	2006	Lives
	($ in millions)
Land and land improvements	$20.9	$23.3	12 years
Buildings	109.1	117.6	12 to 39 years
Machinery and other equipment	595.6	514.1	4 to 18 years
Capitalized software	52.8	45.6	3 years
Leasehold improvements	111.6	97.1	7 years or life of lease
Assets under construction	53.3	127.3
Less: accumulated depreciation and amortization	(436.3)	(394.6)

Net property, plant and equipment	$507.0	$530.4

7. GOODWILL AND INTANGIBLE ASSETS

        Goodwill is tested for impairment, at least annually, in accordance with the provisions of SFAS 142 Goodwill and Other Intangible Assets ("SFAS 142"). Under SFAS 142, the first step of the goodwill impairment test used to identify potential impairment compares the fair value of a reporting unit with its carrying value. Furthermore, if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is unnecessary. We have concluded that we are a single reporting unit. Accordingly, all assets and liabilities are used to determine our carrying value. Therefore, since we have an accumulated deficit, we have negative carrying value as of December 31, 2007 and 2006.

        For this testing we use an independent valuation firm to assist in the estimation of enterprise fair value using standard valuation techniques such as discounted cash flow, market multiples and comparable transactions. The same valuation firm was used to perform the valuation to determine our stock price as well as our goodwill impairment testing. The discounted cash flow fair value estimates are based on management's projected future cash flows and the estimated weighted average cost of

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

7. GOODWILL AND INTANGIBLE ASSETS (Continued)

capital. The estimated weighted average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt and equity capital.

        We must make assumptions regarding estimated future cash flows and other factors used by the independent valuation firm to determine the fair value. If these estimates or the related assumptions change, we may be required to record non-cash impairment charges for goodwill in the future.

        A low and high valuation range was calculated using each of the three aforementioned methodologies. In addition, the overall average value was calculated for the low and high ranges from all three valuation methods. This mean of the average low and high ranges of the fair value was used as the enterprise fair value for our testing and was compared to the carrying value of the Company represented by the net book value pursuant to the requirements of SFAS 142 Goodwill and Other Intangible Assets. The three methodologies were all evenly weighted in this calculation since the Company relied on them all equally. The enterprise fair value was greater than the negative carrying amount and no impairment of goodwill or intangible assets was recognized in 2007, 2006 or 2005. We note that the results of any of the three of the valuation methodologies considered separately would have resulted in the same conclusion, that no impairment was necessary.

        Identifiable intangible assets primarily consist of profitable programs and contracts acquired and are amortized over periods ranging from 7 to 15 years, computed primarily on a straight-line method. The value assigned to programs and contracts was based on a fair value method using projected discounted future cash flows. On a regular basis, we review the programs for which intangible assets exist to determine if any events or circumstances have occurred that might indicate impairment has occurred. This review consists of analyzing the profitability and expected future performance of these programs and looking for significant changes that might be indicative of impairment.

        If this process were to indicate potential impairment, then undiscounted projected cash flows would be compared to the carrying value of the asset(s) in question to determine if impairment had in fact occurred. If this proved to be the case, the assets would be written down to equal the value of the discounted future cash flows.

        The following table provides a rollforward of our goodwill and intangible assets from December 31, 2006 to December 31, 2007:

	2006	Additions	SFAS 158 Adoption Adjustment	2007
	(in millions)
Contracts and programs	$137.3	$—	$—	$137.3
Accumulated amortization	(88.1)	(9.1)	—	(97.2)

Amortizable intangibles	49.2	(9.1)	—	40.1
Pension asset	15.7	59.5	(75.2)	—

Total identifiable intangible assets	$64.9	$50.4	$(75.2)	$40.1

Goodwill	$527.7	$—	$—	$527.7

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

7. GOODWILL AND INTANGIBLE ASSETS (Continued)

        Scheduled estimated amortization of identifiable intangible assets is as follows:

($ in millions)
2008	$9.2
2009	9.2
2010	6.2
2011	2.1
2012	2.1
Thereafter	11.3

$40.1

8. INVESTMENT IN JOINT VENTURE

        In April 2005, Vought Aircraft Industries entered into a joint venture agreement with Alenia North America ("Alenia"), a subsidiary of Finmeccanica SpA to form a Limited Liability Company called Global Aeronautica, LLC. Vought and Alenia have a 50% stake in the joint venture. Global Aeronautica, LLC integrates major components of the fuselage and performs related testing activities for the Boeing 787 Program.

        The following table includes the activity in our investment in joint venture account balance for the periods ended December 31:

	2007	2006	2005
	($ in millions)
Beginning balance	$(4.1)	$2.6	$1.0
Equity contributions	16.5	—	5.0
Distributions	—	—	—
Earnings (losses)	(4.0)	(6.7)	(3.4)

Ending balance	$8.4	$(4.1)	$2.6

        The following table includes summary financial information for the investment in joint venture as of the period ended December 31:

	2007	2006	2005
	($ in millions)
Current assets	$68.8	$33.2	$28.9
Current liabilities	(15.6)	(10.1)	(2.7)

Working capital	$53.2	$23.1	$26.2

Noncurrent assets	$106.0	$74.4	$13.6
Noncurrent liabilities	142.3	105.8	34.6
Revenues	$10.6	$—	$—
Gross profit	6.5	—	—
Net income (loss)	$(7.9)	$(13.4)	$(6.9)

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

8. INVESTMENT IN JOINT VENTURE (Continued)

        We have a $1.3 million and $2.9 million receivable from Global Aeronautica as of December 31, 2007 and 2006, respectively. We had a $7.0 million payable to the investment in the joint venture as of December 31, 2006. We had no payable balance as of December 31, 2007.

9. ACCRUED AND OTHER LIABILITIES

        Accrued and other liabilities consisted of the following at December 31:

	2007	2006
	($ in millions)
Workers compensation	$11.0	$13.0
Group medical insurance	11.0	10.7
Accrued site consolidation and Perry facility restructure	—	3.5
Property taxes	6.1	5.2
Accrued rent in-kind	14.0	10.2
787 Taxiway	—	5.5
Interest	15.6	11.5
Other	16.4	12.4

Total accrued and other liabilities	$74.1	$72.0

10. OPERATING AND CAPITAL LEASES

        We lease various plants and facilities, office space, and vehicles, under non-cancelable operating and capital leases with an initial term in excess of one year. The largest operating lease is for the Dallas, Texas facility. The Navy owns the 4.9 million square foot facility. In July 2000, we signed a five-year assignment and transfer of rights and duties lease which has since been extended twice with one year amendments with the Navy which allows us to retain the use of the facility with payment terms of $8.0 million per year in the form of rent-in-kind capital maintenance. On October 24, 2007, we signed a new three-year lease with the Navy which allows us to retain the use of the facility with payment terms of $8.0 million per year in the form of Long-Term Capital Maintenance Projects valued at $6.0 million per year and cash rent in the amount of $2.0 million annually.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

10. OPERATING AND CAPITAL LEASES (Continued)

        As of December 31, 2007, the future minimum payments required under all operating leases are summarized as follows:

Operating Leases
($ in millions)
2008	$21.0
2009	19.9
2010	18.4
2011	8.1
2012	3.0
Thereafter	3.5

Total	73.9

Less: sublease income	0.4

Total	$73.5

        Rental expense was approximately $26.6 million, net of sublease income of $0.2 million in 2007, $22.7 million, net of sublease income of $0.2 million in 2006 and $21.9 million, net of sublease income of $0.2 million, in 2005.

        During 2007, we entered into a sale and leaseback transaction for equipment at our Nashville facility. The sales price for the transaction was $15.9 million. We have no future financial commitments or obligations other than the future lease payments under the lease agreement and no gain/loss was recognized on the sale. The lease expires on May 31, 2012. As of December 31, 2007, the minimum payments for the next five years for this lease are as follows:

Sale and Leaseback Payments
($ in millions)
2008	$3.4
2009	3.4
2010	3.4
2011	3.4
2012	1.4

Total	15.0

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

11. OTHER NON-CURRENT LIABILITIES

        Other non-current liabilities consisted of the following at December 31:

	2007	2006
	($ in millions)
Deferred income from the sale of Hawthorne facility(a)	$52.6	$52.6
State of South Carolina grant monies(b)	66.7	67.2
State of Texas grant monies	35.0	35.0
Workers compensation	15.6	16.9
Accrued warranties	6.6	5.5
Investment in joint venture	—	4.1
Other	4.7	5.6

Total other non-current liabilities	$181.2	$186.9

(a)
In June 2005, we signed a contract for the sale of the Hawthorne facility and closed on that contract in July 2005. Concurrent with closing the sale, we signed an agreement to lease back a certain portion of the facility from July 2005 to December 2010, with two additional five-year renewal options. Due to certain contractual obligations, which require our continuing involvement in the facility, this transaction has been recorded as a financing transaction and not as a sale. The cash received in July 2005 of $52.6 million was recorded as a deferred liability on our balance sheet in other non-current liabilities.

(b)
With the activation of the South Carolina plant in June 2006, we began recognizing a portion of the State of South Carolina grant monies as a reduction of depreciation expense, which amounted to $3.2 million and $1.8 million for the 2007 and 2006 periods, respectively.

12. LONG-TERM DEBT

        Borrowings under long-term arrangements consisted of the following at December 31:

	2007	2006
	(in millions)
Term loan B	$413.0	$417.0
Senior note	270.0	270.0

Total long-term bank and bond debt	$683.0	$687.0

        On July 2, 2003, we issued $270.0 million of 8% Senior Notes due 2011 with interest payable on January 15 and July 15 of each year, beginning January 15, 2004. As of July 15, 2007, we may redeem the notes in full or in part by paying a premium specified in the indenture. The notes are senior unsecured obligations guaranteed by all of Vought's existing and future domestic subsidiaries.

        On December 22, 2004, Vought completed the syndication of a $650 million senior secured credit facility ("Credit Facility") pursuant to the terms and conditions of a Credit Agreement dated December 22, 2004 ("Credit Agreement"). The Credit Facility is comprised of a $150 million six-year revolving credit facility ("Revolver"), a $75 million synthetic letter of credit facility and a $425 million seven-year term loan B ("Term Loan"). The proceeds were used to refinance our previous credit facility and for general corporate purposes, including investment in the Boeing 787 program and the execution of the

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

12. LONG-TERM DEBT (Continued)

manufacturing facility consolidation and modernization plan. The Credit Facility is guaranteed by each of our domestic subsidiaries and secured by a first priority security interest in most of our assets.

        The initial pricing of any drawn portion of the Revolver was LIBOR plus a spread of 250 basis points, and the pricing of the Term Loan was LIBOR plus a spread of 250 basis points, in each case subject to a leverage-based pricing grid. The initial pricing for the Letter of Credit Facility was 260 basis points on the full deposit amount. The Term Loan amortizes at $1 million per quarter with a bullet payment at the maturity date of December 22, 2011. Under the Credit Agreement, we have the option to solicit from existing or new lenders up to $200 million in additional term loans subject to substantially the same terms and conditions as the outstanding loan though pricing may be separately negotiated at that time. Additionally, we also have the option to convert up to $25 million of the Letter of Credit Facility to outstanding term loans, which would also be subject to the same terms and conditions as the outstanding Term Loans made as of December 2004.

        As of December 31, 2007, there are no borrowings under the Revolver, $413.0 million of borrowings under the Term Loan, and $46.2 million outstanding Letters of Credit under the $75 million synthetic facility. We are obligated to pay an annual commitment fee on the unused Revolver of 0.5% or less dependent upon the leverage ratio. The interest rate on the Term Loan at December 31, 2007 was 7.34% while the interest rate paid on the Letter of Credit is fixed at 2.6%.

        We collateralized all of our credit facility obligations by granting to the collateral agent, for the benefit of collateralized parties, a first priority lien on certain of our assets, including a pledge of all of the capital stock of each of our domestic subsidiaries and 65% of all of the capital stock of each of our foreign subsidiaries, if created in future years.

        The Credit Facility requires us to maintain and report quarterly debt covenant ratios defined in the senior credit agreement, including financial covenants relating to interest coverage ratio, leverage ratio and maximum consolidated capital expenditures.

        Interest expense for both the Credit Facility and $270 million bond debt was $59.5 million, $61.4 million and $51.6 million for the years ended December 31, 2007, 2006, and 2005, respectively. Capitalized debt origination costs of $11.0 million, net for the period December 31, 2007, are being amortized over the terms of the related bond debt, Term Loan, and Revolver. Amortization of debt origination costs for each of the years ended December 31, 2007, 2006 and 2005 were $3.1 million. Scheduled maturities of debt are as follows at December 31, 2007:

Year ended December 31:	(in millions)
2008	$4.0
2009	4.0
2010	4.0
2011	671.0

Total	$683.0

        At December 31, 2007, 2006 and 2005, the fair value of our long-term bank and bond debt, based on current interest rates, approximated its carrying value.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

12. LONG-TERM DEBT (Continued)

        We have made, and continue to make, significant investment in the 787 program. We are currently in negotiations with Boeing regarding certain contractual matters. We expect to need additional funding from Boeing or other third party sources to participate in future derivatives of the 787 or other 787 contract modifications requested by Boeing. Nevertheless, we believe that cash flow from operations, cash and cash equivalents on hand, and funds available under the revolving portion of our credit facility will provide adequate funds for our ongoing working capital and capital expenditure needs and near term debt service obligations to allow us to meet our current contractual commitments for at least the next twelve months. Management has implemented and continues to implement cost savings initiatives that we expect should have a positive impact on the future cash flows needed to satisfy our long-term cash requirements.

13. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

        From time to time, we may enter into interest rate swap or other financial instruments in our normal course of business for purposes other than trading. These financial instruments are used to mitigate interest rate or other risks, although to some extent they expose us to market risks and credit risks. We control the credit risks associated with these instruments through the evaluation of the creditworthiness of the counter parties. In the event that a counter party fails to meet the terms of a contract or agreement then our exposure is limited to the current value, at that time, of the interest rate differential, not the full notional or contract amount. We believe that such contracts and agreements have been executed with creditworthy financial institutions. As such, we consider the risk of nonperformance to be remote.

        To reduce the impact of changes in interest rates on its floating rate debt, we have previously entered into interest rate swap agreements. These agreements have allowed us to exchange floating rate interest payments for fixed rate payments periodically over the term of the swap agreements. An underlying notional amount is used to measure the interest to be paid or received and does not represent the amount of exposure to credit loss.

        Upon entering into the Credit Agreement, we had a requirement to hedge 50% of our then outstanding debt balance net of the fixed rate instrument balances for two years. To comply with this requirement, we entered into an interest rate cap in 2005 whereby $100 million was capped at a maximum LIBOR rate of 6%. As of December 31, 2006, the fair value of this cap was immaterial. This cap expired on January 1, 2007.

14. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

        We sponsor several defined benefit pension plans covering a large percentage of our employees. Certain employee groups are ineligible to participate in the plans or have ceased to accrue additional benefits under the plans based upon their company service or years of service accrued under the plans. Benefits under the defined benefit plans are based on years of service and, for most non-represented employees, on average compensation for certain years. It is our policy to fund at least the minimum amount required for all qualified plans, using actuarial cost methods and assumptions acceptable under U.S. Government regulations, by making payments into a trust separate from us.

        We also sponsor defined contribution savings plans for several employee groups. We make contributions for non-represented participants in these plans based on a matching of employee contributions up to 4% of eligible compensation, for the majority of our non-represented employees.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

14. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (Continued)

We also make additional contributions of up to 3% of eligible compensation for certain employee groups who are not eligible to participate in or accrue additional service under the defined benefit pension plans.

        In addition to our defined benefit pension plans, we provide certain healthcare and life insurance benefits for eligible retired employees. Such benefits are unfunded as of December 31, 2007. Employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age and years of service requirements. Election to participate for some employees must be made at the date of retirement. Qualifying dependents at the date of retirement are also eligible for medical coverage. Current plan documents reserve our right to amend or terminate the plans at any time, subject to applicable collective bargaining requirements for represented employees. From time to time, we have made changes to the benefits provided to various groups of plan participants. Premiums charged to most retirees for medical coverage prior to age 65 are based on years of service and are adjusted annually for changes in the cost of the plans as determined by an independent actuary. In addition to this medical inflation cost-sharing feature, the plans also have provisions for deductibles, co-payments, coinsurance percentages, out-of-pocket limits, schedules of reasonable fees, preferred provider networks, coordination of benefits with other plans and a Medicare carve-out.

SFAS 158 Adopted

        In December 2007, we adopted the recognition and disclosure provisions of SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This standard requires employers that sponsor defined benefit plans to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur. Unrecognized prior service credits/costs and net actuarial gains/losses are recognized as a component of accumulated other comprehensive income/(loss). Such items were previously netted against the plan's funded status on our balance sheet in accordance with SFAS 87. Additional minimum pension liabilities and related intangible assets are eliminated upon adoption of the new standard. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation (PBO) or accumulated postretirement benefit obligation (APBO) of the plan. SFAS No. 158 requires prospective application.

        The unrecognized amounts recorded in accumulated other comprehensive loss will be subsequently recognized as net periodic benefit plan cost consistent with our historical accounting policy for amortizing those amounts. Included in accumulated other comprehensive loss at December 31, 2007 are the following amounts that have not yet been recognized in net periodic benefit plan cost: unrecognized prior service costs of $6.3 million and unrecognized actuarial losses of $480.6 million. Prior service costs and actuarial losses expected to be recognized in net periodic benefit plan cost during 2008 are $(3.4) million and $32.4 million, respectively.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

14. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (Continued)

        The adoption of FAS 158 had no effect on our statements of earnings or cash flows for 2007 or for any prior period presented, and will not affect our operating results in future periods. The following table summarizes the effect of the adoption of SFAS No. 158:

	2007 Prior to SFAS 158 Adjustment	SFAS 158 Adjustment	2007 Post SFAS 158 Adjustment
	($ in millions)
Accrued liabilities—benefit plans	(860.9)	(30.2)	(891.1)
Intangible assets—pension	75.2	(75.2)	—
Accumulated other comprehensive loss (pre tax)	381.5	105.4	486.9

Benefit Plan Obligations and Assets

        The following table sets forth the benefit plan obligations, assets, funded status and amounts recorded in the consolidated balance sheet for our defined benefit pension and retiree healthcare and life insurance plans. Pension plan assets consist primarily of equity securities, fixed income securities, private equity funds and real estate. Pension benefit data includes the qualified plans as well as an unfunded nonqualified plan that provides benefits to directors, officers and employees either beyond

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

14. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (Continued)

those provided by, or payable under, our main plans. All of the defined benefit pension plans had obligations that exceeded the fair value of their assets. We use December 31 as our measurement date.

	Pension Benefits		Other Post-retirement Benefits
	Years Ended December 31,		Years Ended December 31,
	2007	2006	2007	2006
	($ in millions)
Change in projected benefit obligation:
Beginning balance	$1,771.4	$1,880.5	$580.6	$640.9
Service cost	19.7	23.9	5.4	6.0
Interest cost	105.0	105.8	31.8	32.9
Contributions by plan participants	—	—	7.1	4.9
Actuarial (gains) and losses	(21.7)	(50.6)	(9.8)	(49.9)
Benefits paid	(119.3)	(116.2)	(53.7)	(50.5)
Plan amendments	71.7	0.1	(32.2)	(5.5)
Curtailments/Settlements	(12.9)	(73.0)	—	0.3
Special termination benefits	—	0.9	—	1.5

Projected Benefit obligation at end of period	$1,813.9	$1,771.4	$529.2	$580.6

Accumulated Benefit Obligation at end of Year	$1,755.1	$1,766.2	$529.2	$580.6

Assumptions used to determine Benefit Obligation:
Discount rate	6.24%	5.99%	6.07%	5.88%
Rate of compensation increase	4.00%	4.00%	N/A	N/A
Change in fair value of plan assets:
Beginning balance	$1,434.3	$1,352.7	$—	$—
Actual return on assets	84.7	148.5	—	—
Contributions by plan participants	—	—	7.1	4.9
Contributions by employer	65.2	49.3	46.6	45.6
Benefits paid	(119.3)	(116.2)	(53.7)	(50.5)
Settlements	(12.9)	—	—	—
Other	—	—	—	—

Ending balance	$1,452.0	$1,434.3	$—	$—

Reconciliation of funded status to net amounts recognized:
Funded status (deficit)	$(361.9)	$(337.1)	$(529.2)	$(580.6)
Unrecognized actuarial loss	386.8	417.8	93.8	108.3
Unamortized prior service cost	85.5	21.9	(79.2)	(57.8)

Net amounts recognized	$110.4	$102.6	$(514.6)	$(530.1)

Amounts recognized in the balance sheet:
Intangible asset	$—	$15.7	$—	$—
Accrued benefit liability—current	(0.7)	(25.6)	(47.2)	(51.3)
Accrued benefit liability—long-term	(361.2)	(352.0)	(482.0)	(478.8)
Accumulated other comprehensive loss	472.3	464.5	14.6	—

Net amounts recognized	$110.4	$102.6	$(514.6)	$(530.1)

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

14. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (Continued)

Net Periodic Benefit Plan Costs

        The components of net periodic benefit costs, including special charges for our post-retirement benefit plans, are shown in the following table:

	Pension Benefits			Other Post-retirement Benefits
	Years Ended December 31,			Years Ended December 31,
	2007	2006	2005	2007	2006	2005
	(in millions)
Components of net periodic benefit cost (income):
Service cost	$19.7	$23.9	$33.0	$5.4	$6.0	$7.1
Interest cost	105.0	105.8	104.0	31.8	32.9	38.5
Expected return on plan assets	(117.5)	(114.3)	(116.8)	—	—	—
Amortization of net (gain) loss	35.6	48.7	57.7	4.8	6.9	14.8
Amortization of prior service cost	6.0	4.1	3.0	(10.8)	(9.2)	(0.6)
Prior service cost recognized—curtailment	2.1	0.2	(6.9)	—	(8.5)	(0.2)
Special termination benefits	—	0.9	(3.6)	—	0.7	(0.3)
Plan settlement or curtailment (gain)/loss	6.5	(4.1)	4.3	—	(3.1)	(2.2)

Net periodic benefit cost	$57.4	$65.2	$74.7	$31.2	$25.7	$57.1

Defined contribution plans cost	$7.1	$6.4	$6.9	$—	$—	$—

Assumptions Used to Determine Net Periodic Benefit Costs:
Weighted Average Discount Rate for Year	6.07%	5.96%	5.75%	5.91%	5.73%	5.75%
Expected long-term rate of return on assets	8.50%	8.50%	8.50%	N/A	N/A	N/A
Rate of compensation increases	4.00%	4.00%	4.00%	N/A	N/A	N/A

        We periodically experience events or make changes to our benefit plans that result in special charges. Some require remeasurements. The following summarizes the key events whose effects on our net periodic benefit cost and obligations are included in the tables above:

  •
  The site consolidation (see Note 3) plan was initiated in February 2004 increasing our pension and other post retirement benefit obligation by $14.2 million. A revision to the plan in December 2005 reduced our benefit obligation by $16.9 million and the termination of the plan in April 2006 further reduced our benefit obligation by $5.9 million.

  •
  The reduction in-force initiative in 2006 increased our pension and other post-retirement benefit obligations by $4.9 million.

  •
  The discontinuation of Post 65 medical benefits for certain retirees announced October 2005 reduced our other post-retirement benefit obligation by $86.8 million.

  •
  Pension settlement charges of $6.5 million have been recognized in 2007 relating to lump sum payments made under provisions of our non-qualified ("excess") pension plan.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

14. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (Continued)

  •
  On September 30, 2007 our largest union-represented group of production and maintenance employees ratified the terms of a new three-year collective bargaining agreement. The new agreement provides for a freeze in pension benefit accruals for employees who, as of December 31, 2007, have less than 16 years of bargaining unit seniority. Employees subject to the pension freeze, and any employees hired on or after October 1, 2007, will receive a new defined contribution benefit. As a result of these changes, a curtailment charge of $2.1 million has been recognized as part of 2007 net periodic pension benefit cost. The new agreement also provides for certain modifications to the retiree medical benefits for bargaining unit retirees and eliminates retiree medical coverage for any bargaining unit employees hired after October 1, 2007.

  •
  Also in September, we advised affected employees that the previously announced pension freeze affecting employees covered under the Company's non-represented defined benefit pension plan will not apply to non-represented employees who, as of December 31, 2007, have at least 16 years vesting service under the terms of those plans.

  •
  The collective changes announced in September 2007 will result in an estimated $39.0 million increase in the Projected Benefit Obligation and Accumulated Projected Benefit Obligation of the affected plans and an estimated $6.0 million increase in annual pension expense.

Estimated Future Benefit Payments

        The total estimated future benefit payments for the pension plans are expected to be paid from the plan assets and company funds. The other post-retirement plan benefit payments reflect our portion of the funding. Estimated future benefit payments from plan assets and company funds for the next ten years are as follows:

	Pension Benefits	Other Post-retirement Benefits*
	($ in millions)
2008	$120.8	$48.7
2009	122.5	50.2
2010	124.0	49.3
2011	124.9	48.6
2012	127.1	47.4
2013-2017	661.7	222.6

    *
    Net of expected Medicare Part D subsidies of $3.3 – $3.7 million per year. $3.4 million was received in 2007.

Asset Allocation and Investment Policy

        Pension plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long-term. The investment goals are to exceed the assumed actuarial rate of return over the long-term within reasonable and prudent levels of risk and to preserve the real purchasing power of assets to meet future obligations.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

14. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (Continued)

        Liability studies are conducted on a regular basis to provide guidance in setting investment goals with an objective to balance risk. Risk targets are established and monitored against acceptable ranges. All investment policies and procedures are designed to ensure that the plans' investments are in compliance with the Employee Retirement Income Security Act. Guidelines are established defining permitted investments within each asset class. Investment guidelines are specified for each investment manager to ensure that the investments made are within parameters for that asset class. Certain investments are not permitted at any time including investment in employer securities and short sales.

        The actual allocations for the pension assets as of December 31, 2007 and 2006, and target allocations by asset category, are as follows:

	Percentage of Plan Assets at December 31,
Pension Assets			Target Allocation
	2007	2006
Public Equity Securities	53.6%	61.0%	53% - 61%
Alternate Investment Funds	9.8%	4.5%	2% - 12%
Fixed Income Securities	30.9%	29.0%	28% - 33%
Real Estate Funds	5.7%	5.5%	3% - 7%

Total	100.0%	100.0%

Assumptions and Sensitivities

        The discount rate is determined annually as of each measurement date, based on a review of yield rates associated with long-term, high quality corporate bonds. The calculation separately discounts benefit payments using the spot rates from a long-term, high quality corporate bond yield curve. In 2005, 2006, and 2007, there were interim remeasurements for certain plans. The full year weighted average discount rates for pension and post retirement benefit plans in 2007 are 6.07% and 5.91%, respectively.

        The effect of a 25 basis point change in discount rates as of December 31, 2007 is shown below:

	Pension Benefit	Other Post-retirement Benefits
	($ in millions)
Increase of 25 basis points
Obligation—December 31, 2007	$(48.6)	$(10.7)
Net periodic expense—2008	$(4.9)	$(0.7)
Decrease of 25 basis points
Obligation—December 31, 2007	$50.9	$10.9
Net periodic expense—2008	$4.7	$0.8

        The long-term rate of return assumption represents the expected average rate of earnings on the funds invested to provide for the benefits included in the benefit obligations. The long-term rate of return assumption is determined based on a number of factors, including historical market index returns, the anticipated long-term asset allocation of the plans, historical plan return data, plan

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

14. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS (Continued)

expenses and the potential to outperform market index returns. The expected long-term rate of return on assets was 8.5%.

        A significant factor used in estimating future per capita cost of covered healthcare benefits for our retirees and us is the healthcare cost trend rate assumption. The rate used at December 31, 2007 was 8.5% for 2008 and is assumed to decrease gradually to 4.5% by 2013 and remain at that level thereafter. The effect of a one-percentage point change in the healthcare cost trend rate in each year is shown below:

	Other Post-retirement Benefits
	One Percentage Point Increase	One Percentage Point Decrease
	($ in millions)
Net periodic expense (service and interest cost)	$2.2	$(1.9)
Obligation	$34.0	$(29.4)

Pension Protection Act of 2006

        The Pension Protection Act of 2006 was signed into law on August 17, 2006. The law significantly changed the rules used to determine minimum funding requirements for qualified defined benefit pension plans. The funding targets contained in the law were generally consistent with our internal targets. However, the law requires a more mechanical approach to annual funding requirements and generally reduces short-term flexibility in funding.

Pension Plan Funding

        We estimate that our total pension plan contributions in 2008 will be approximately $125.9 million. This amount reflects the effects of the recent pension legislation. No plan assets are expected to be returned to us in 2008.

15. INCOME TAXES

        In accordance with industry practice, state and local income and franchise tax provisions are included in general and administrative expenses. The total amount of taxes included in general and administrative expense was approximately $947,000, $422,000 and $384,000, for the years ended December 31, 2007, 2006 and 2005, respectively. State and local income tax included in these totals was approximately $350,000, $9,500 and $(37,000), respectively.

        The provisions for federal income taxes differ from the U.S. statutory rate as follows:

	Years Ended December 31,
	2007	2006	2005
Tax at statutory rate	35.0%	(35.0)%	(35.0)%
Medicare Part D Subsidy	(3.5)%	(5.6)%	0.0%
Amount of Refund and Other	1.0%	(4.0)%	0.0%
Change in valuation allowance	(32.5)%	39.7%	35.0%

Total	0.0%	(4.9)%	0.0%

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

15. INCOME TAXES (Continued)

        The deferred income taxes consisted of the following at December 31:

	2007	2006
	($ in millions)
ASSETS:
Accrued contract liabilities	$20.9	$28.2
Accrued vacation	4.4	3.7
Pension liability	171.0	175.7
Other post retirement benefits	194.4	185.1
Net operating loss carryforwards and credits	169.4	178.5
Other non-deductible expenses	20.4	21.0

Deferred tax assets	$580.5	$592.2

LIABILITIES:
Inventory	(13.5)	(13.3)
Goodwill and intangibles	(3.8)	(16.6)
Property, plant and equipment	(37.8)	(36.5)
Other	(2.5)	(3.7)

Deferred tax liabilities	$(57.6)	$(70.1)

Net deferred tax assets	522.9	522.1
Valuation allowance	(522.9)	(522.1)

Net deferred tax asset (liability)	$—	$—

        At December 31, 2007, we had the following net operating loss carryforwards for federal income tax purposes:

Year of Expiration	Balance at December 31, 2007
(in millions)
2011	$12.5
2017	34.0
2018	45.8
2020	11.0
2022	42.5
2024	95.6
2025	219.9
2026	37.5

Total	$498.8

        We have a tax credit carryforward related to alternative minimum taxes of $0.3 million. This credit is available to offset future regular taxable income and carries forward indefinitely. The 2006 tax benefit reflects an AMT carryback refund of $1.9 million.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

15. INCOME TAXES (Continued)

        Due to the uncertain nature of the ultimate realization of the deferred tax assets, we have established a valuation allowance against these future benefits and will recognize benefits only as reassessment demonstrates they are more likely than not to be realized. The valuation allowance has been recorded in income and equity (for items of comprehensive loss) as appropriate.

FIN 48 Adoption

        We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. Because we are in a cumulative net operating loss position, there was no material impact to our consolidated financial position at the date of adoption. The cumulative effects of applying this interpretation resulted in an unrecognized tax benefit of $3.6 million which caused a reduction of the net operating losses deferred tax asset and a corresponding reduction in the valuation allowance. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in millions)
Balance at January 1, 2007	$3.6
Additions based on tax positions related to the current year	3.4
Additions for tax positions of prior years	0.2
Reductions for tax positions of prior years	(1.7)
Settlements	—

Balance December 31, 2007	$5.5

        Included in the balance at December 31, 2007, are $5.5 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The resolution of the unrecognized tax position would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. We recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in indirect expenses. We have no material amounts of interest and penalties related to unrecognized tax benefits accrued.

        We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. As of December 31, 2007, we were subject to examination by the Internal Revenue Service in the U.S. federal tax jurisdiction for the 2000-2007 tax years. We are also subject to examination in various state jurisdictions for the 2000-2007 tax years, none of which were individually material. State tax liabilities will be adjusted to account for changes in federal taxable income, as well as any adjustments in subsequent years, as those years are ultimately resolved with the IRS.

16. STOCKHOLDERS' EQUITY

        As of December 31, 2007, we maintained two stock option plans and one incentive award plan under which we have issued equity-based awards to our employees and our directors.

2001/2003 Stock Option Plans

        During 2001, we adopted the Amended and Restated 2001 Stock Option Plan of Vought Aircraft Industries, Inc., under which 1,500,000 shares of common stock were reserved for issuance for the

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

16. STOCKHOLDERS' EQUITY (Continued)

purpose of providing incentives to employees and directors (the "2001 Stock Option Plan"). Options granted under the plan generally vest within 10 years, but were subject to accelerated vesting based on the ability to meet company performance targets. The incentive options granted to our employees are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code. At December 31, 2007, options granted and outstanding from the 2001 Stock Option Plan to employees and directors amounted to 578,700 shares of which 506,950 are vested and exercisable.

        In connection with the acquisition of Aerostructures in 2003, Vought assumed a similar stock option plan maintained by Aerostructures (the "2003 Stock Option Plan). Outstanding options granted under that plan, which had been fully vested pursuant prior to the acquisition, were exchanged for 217,266 of Vought stock options. No new options have been granted under the 2003 Stock Option Plan. At December 31, 2007, options granted and outstanding from the 2003 Stock Option Plan amounted to 82,779, and all are vested.

        A summary of stock option activity from the 2001 and 2003 Stock Option Plans for the years ended December 31, 2007, 2006 and 2005 follows:

	Year Ended December 31,
	2007		2006		2005
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	850,587	$13.59	1,507,129	$13.17	1,581,808	$12.20
Granted	—	$—	—	$—	230,000	$18.25
Exercised	—	$—	(33,225)	$10.00	(18,400)	$10.00
Forfeited	(189,108)	$10.14	(623,317)	$12.47	(286,279)	$12.11

Outstanding at end of year	661,479	$14.57	850,587	$13.59	1,507,129	$13.17

Vested or expected to vest	661,479

Exercisable at end of year	589,729	$13.98	767,917	$13.08	1,309,919	$12.18

Fair value of options granted		$—		$—		$2.91

Weighted average remaining contractual life		3.7		4.2		5.5

        All stock options exercised during 2006 and 2005 had no intrinsic value. No stock options were exercised during 2007.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

16. STOCKHOLDERS' EQUITY (Continued)

        The following table summarizes information about stock options outstanding as of December 31, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number of Shares Outstanding	Weighted Average Term (in years)	Weighted Average Exercise Price Per Share	Number of Shares Outstanding	Weighted Average Term (in years)	Weighted Average Exercise Price Per Share
$ 9.96-$11.61	524,373	3.4	$10.04	483,073	3.4	$10.04
$11.62-$18.86	4,106	0.3	$18.86	4,106	0.3	$18.86
$18.87-$32.33	133,000	5.2	$32.33	102,550	5.2	$32.33

Shares Held in Rabbi Trust

        A rabbi trust was established in 2000 for key executives. Our stock held in the trust is recorded at historical cost, and the corresponding deferred compensation liability is recorded at the current fair value of our common stock. Common stock held in the rabbi trust is classified in equity as "shares held in rabbi trust." In the fourth quarter of 2005, we recorded income that resulted from the decline in the fair value of our stock in the amount of $3.8 million in accordance with APB Opinion No. 25 Accounting for Stock-Based Compensation ("APB 25"). This income was reflected in Stock Compensation expense that is included in general and administrative expense. In connection with the separation of service of two executives in 2005, the number of shares held in the rabbi trust was reduced by a total of 29,178 shares. There were no changes to the share amounts in 2006 or 2007.

2006 Incentive Plan

        During 2006, we adopted the Vought Aircraft Industries, Inc. 2006 Incentive Award Plan (the "2006 Incentive Plan"), under which 1,500,000 shares of common stock were reserved for issuance for the purposes of providing awards to employees and directors. This plan was amended during 2007 to increase the number of authorized shares to 2,000,000. Since inception, these awards have been issued in the form of stock appreciation rights ("SARs"), restricted stock units ("RSUs") and restricted shares.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

16. STOCKHOLDERS' EQUITY (Continued)

SARs

        A summary of SARs activity for the years ended December 31, 2007 and 2006 is as follows:

	Year Ended December 31, 2007		Year Ended December 31, 2006
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	797,270	$10.00	—	$—
Granted	259,380	$10.00	797,270	$10.00
Exercised	—	$—	—	$—
Forfeited	(83,900)	$10.00	—	$—

Outstanding at end of year	972,750	$10.00	797,270	$10.00

Vested or expected to vest(1)	807,585

Exercisable at end of year	435,461	$10.00	199,318	$10.00

Fair value of options granted		$1,227,599		$3,834,869
Weighted average remaining contractual life		8.9		9.9

(1)
Represents SARs reduced by expected forfeitures.

        The following table summarizes information about SARs outstanding as of December 31, 2007:

	Shares Outstanding			Shares Exercisable
Exercise Price Per Share	Number of Shares Outstanding	Weighted Average Term (in years)	Weighted Average Exercise Price Per Share	Number of Shares Outstanding	Weighted Average Term (in years)	Weighted Average Exercise Price Per Share
$10	972,750	10	$10.00	435,461	10	$10.00

RSUs

        RSUs are awards of stock units that can be converted into common stock. In general, the awards are eligible to vest over a four-year period if certain performance goals are met. No RSUs will vest if the performance goals are not met. Certain awards, granted to the CEO and CFO, vest on the first occurrence of a change in control or a date specified by the agreement.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

16. STOCKHOLDERS' EQUITY (Continued)

        A summary of the total RSU activity for years ended December 31, 2007 and 2006 as follows:

	Year Ended December 31, 2007		Year Ended December 31, 2006
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Outstanding at beginning of year	395,140	$8.79	—	$—
Granted	210,306	$9.68	395,140	$8.79
Exercised	—	$—	—	$—
Forfeited	(31,025)	$8.79	—	$—

Outstanding at end of year	574,421	$9.12	395,140	$8.79

Vested or expected to vest (1)	513,151

Exercisable at end of year	109,727	$8.96	98,785	$8.79

(1)
Represents RSUs reduced by expected forfeitures.

Restricted Shares

        During 2007, we granted 21,854 restricted shares to outside directors. These restricted shares vested over the course of 2007. The restricted shares were valued at the fair value of our common stock at the date of issuance.

Employee Stock Purchase Plan

        We adopted an Employee Stock Purchase Plan in 2000, which provides certain employees and independent directors the opportunity to purchase shares of our stock at its estimated fair value. Certain employee stock purchases were eligible for financing by the Company through stockholder notes. Those notes provide for loan amounts, including interest at 6.09%, to become due after 7 years, or upon specified events occurring. During 2000, 95,335 shares were sold to employees for cash and 227,605 shares were sold for notes at a price of $10 per share. During 2001, 123,025 shares were sold to employees for cash and 5,000 shares were sold for notes at a price of $10 per share. During 2002, 5,000 shares were sold for cash at a price of $10 per share. As previously disclosed, during 2005, a total of 145,860 shares were repurchased in connection with the departure of certain executives and directors, with such shares being retired. Those transactions also included the forgiveness of $1.0 million of the above-described stockholder notes, plus interest accrued thereon and the repayment of an additional $0.2 million of the above-described indebtedness, plus accrued interest. No stockholder notes remained outstanding as of December 31, 2007. During 2006, 10,650 shares were sold to four outside directors for cash at a price of $8.38 per share. No shares were issued under the employee stock purchase plan during the year ended, December 31, 2007.

17. STOCK COMPENSATION EXPENSE

        As described in Note 16—Stockholders' Equity, we maintain two stock option plans and one incentive award plan under which we have issued equity-based awards to our employees and our

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

17. STOCK COMPENSATION EXPENSE (Continued)

directors. In accordance with SFAS 123(R), we recognized total compensation expense for all awards for the years ended December 31, 2007 and 2006 as follows:

	Stock Compensation Expense Year Ended December 31, 2007	Stock Compensation Expense Year Ended December 31, 2006
	($ in millions)	($ in millions)
Stock Options	0.0	0.0
Rabbi Trust	2.5	0.0
Stock Appreciation Rights (SARs)	1.5	1.6
Restricted Stock Units (RSUs)	1.6	1.4
Restricted Shares	0.2	—

Stock Compensation Expense, gross	5.8	3.0

Change in Forfeiture Estimate	(0.6)	—

Stock Compensation Expense, net	5.2	3.0

        The terms and assumptions used in calculating stock compensation expense for each category of equity-based award are included below.

Stock Options

        Stock options have been granted for a fixed number of shares to employees and directors with an exercise price equal to no less than the fair value of the shares at the date of grant. We have adopted SFAS 123(R) Share-based Payment ("SFAS 123(R)") and elected to apply the "modified prospective" method. SFAS 123(R) requires us to value stock options granted prior to its adoption under the fair value method and expense these amounts over the stock options' remaining vesting period. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. No additional stock options have been granted since our adoption of SFAS 123(R). The range of assumptions used in our fair value calculation was as follows:

2005
Expected dividend yield	0%
Risk free interest rate	3.9%—4.4%
Expected life of options	6 years

        The risk free interest rate is based on the U.S. treasury yield curve on the date of grant for the expected term of the option. The expected life of our stock options was based on the vesting term of the options.

Shares Held in Rabbi Trust

        During the fourth quarter of 2007, we recorded stock compensation expense, included in general and administrative expense, to reflect the impact of an estimated increase in the fair value of our common stock. This increase in value resulted in an increase to our accrued payroll and employee benefits line item on our balance sheet.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

17. STOCK COMPENSATION EXPENSE (Continued)

Stock Appreciation Rights (SARs)

        The fair value of each SAR is estimated on the date of grant using the Black-Scholes valuation model and based on a number of assumptions including expected term, volatility and interest rates. We do not have publicly traded equity and our history is short, so we have no reliable historical data to estimate the expected term effectively. Therefore, in compliance with SAB 107, we used a temporary "simplified method" to estimate our expected term. Based on the guidance of SFAS 123(R), expected volatility was derived from an index of historical volatilities from several companies that conduct business in the aerospace industry. The risk free interest rate is based on the U.S. treasury yield curve on the date of grant for the expected term of the option.

        The ranges of assumptions used in our calculations of fair value during 2007 and 2006 were as follows:

	2007	2006
Expected dividend yield	0%	0%
Risk free interest rate	4.7%—5.0%	4.5%—5.0%
Expected life of options	6.12 years	6.25 years
Expected volatility	53.5%	54.5%

        The fair value of the SARs granted is amortized to expense using a graded method over the vesting period. Our estimated forfeiture rate was 11% as of December 31, 2006 but was adjusted to 26% during the third quarter of 2007. As of December 31, 2007, we have $1.1 million of unrecognized compensation cost related to the nonvested SARs to be amortized over the remaining vesting period.

Restricted Stock Units ("RSUs")

        The value of each RSU awarded is the same as the fair market value of our common stock at the date of grant in accordance with SFAS 123(R). Because we do not have publicly traded equity, an independent third party valuation firm computes the fair value of our common stock. Our estimated forfeiture rate was 11% as of December 31, 2006 but was adjusted to 26% during the third quarter of 2007. However, no forfeiture rate was used in our calculation of the grants to the CEO and CFO that vest upon the first occurrence of a change and control or a date specified in the agreement, due to our assumption that they will remain employed until the vesting of these awards. As of December 31, 2007, we had $2.5 million of unrecognized compensation cost related to all nonvested RSUs to be amortized over the remaining vesting period.

Restricted Shares

        The restricted shares granted during 2007 completely vested during the year. Those shares were valued at the fair value of our common stock at the date of issuance.

18. ENVIRONMENTAL CONTINGENCIES

        We accrue environmental liabilities when we determine we are responsible for remediation costs and such amounts are reasonably estimable. When only a range of amounts is established and no amount within the range is more probable than another, the minimum amount in the range is recorded in other current and non-current liabilities.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

18. ENVIRONMENTAL CONTINGENCIES (Continued)

        The acquisition agreement between Northrop Grumman Corporation and Vought transferred certain pre-existing (as of July 24, 2000) environmental liabilities to us. We are liable for the first $7.5 million and 20% of the amount between $7.5 million and $30 million for environmental costs incurred relating to pre-existing matters as of July 24, 2000. Pre-existing environmental liabilities exceeding our $12 million liability limit remain the responsibility of Northrop Grumman Corporation under the terms of the acquisition agreement, to the extent they are identified within 10 years from the acquisition date. Thereafter, to the extent environmental remediation is required for hazardous materials including asbestos, urea formaldehyde foam insulation or lead-based paints, used as construction materials in, on, or otherwise affixed to structures or improvements on property acquired from Northrop Grumman Corporation, we would be responsible. We have no material outstanding or unasserted asbestos, urea formaldehyde foam insulation or lead-based paints liabilities including on property acquired from Northrop Grumman Corporation.

        We acquired the Nashville, Tennessee facility from Textron Inc. in 1996. In connection with that acquisition, Textron agreed to indemnify up to $60 million against any pre-closing environmental liabilities with regard to claims made within ten years of the date on which the facility was acquired, including with respect to a solid waste landfill located onsite that was closed pursuant to a plan approved by the Tennessee Division of Solid Waste Management. Although that indemnity was originally scheduled to expire in August 2006, we believe that the agreement may continue to provide indemnification for certain pre-closing environmental liabilities incurred beyond that expiration date. While there are no currently pending environmental claims relating to the Nashville facility, there is no assurance that environmental claims will not arise in the future.

        We have an accrual of $3.8 million and $4.1 million for environmental costs at December 31, 2007 and 2006, respectively.

        The following is a roll-forward of amounts accrued for environmental liabilities:

Environmental Liability
($ in millions)
Balance at January 1, 2006	$4.3
Environmental costs incurred	(0.2)

Balance at December 31, 2006	4.1
Environmental costs incurred	(0.3)

Balance at December 31, 2007	$3.8

19. RISK CONCENTRATIONS

        Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable.

        We maintain cash and cash equivalents with various financial institutions. We perform periodic evaluations of the relative credit standing of those financial institutions that are considered in our banking relationships. We have not experienced any losses in such accounts and we believe we are not exposed to any significant credit risk on cash and cash equivalents.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

19. RISK CONCENTRATIONS (Continued)

        The following table lists the revenue and trade and other receivables balances at the year end December 31, from our three largest customers:

	Revenue
	2007	2006	2005
	($ in millions)
Airbus	$206.2	161.8	$186.3
Boeing	926.6	857.9	728.9
Gulfstream	259.1	248.4	183.9

	Trade and Other Receivables
	($ in millions)
Airbus	$5.3	12.6	$20.7
Boeing	36.1	23.2	18.6
Gulfstream	18.3	19.5	34.0

        Our risk related to pension and OPEB projected obligations, $2,343.1 million as of December 31, 2007, is also significant. This amount is currently in excess of our plan assets of $1,452.0 million and our total assets of $1,620.9 million. Our benefit plan assets are invested in a diversified portfolio of investments in both the equity and debt categories, as well as limited investments in real estate and other alternative investments. The current market value of all of these investment categories may be adversely affected by external events and the movements and volatility in the financial markets including such events as the current credit and real estate market conditions. Declines in the market values of our plan assets could expose our total asset balance to significant risk which may cause an increase to future funding requirements.

        Some raw materials and operating supplies are subject to price and supply fluctuations caused by market dynamics. Our strategic sourcing initiatives are focused on mitigating the impact of commodity price risk. We have long-term supply agreements with a number of our major suppliers. We, as well as our supply base, are experiencing delays in the receipt of and price increases on metallic raw materials. Through 2008, we forecast that these raw material price increases will slow considerably. However, based upon market shift conditions and industry analysis we expect price increases to return in 2009 and beyond due to increased infrastructure demand in China and Russia, and increased aluminum and titanium usage in an ever wider range of global products. We generally do not employ forward contracts or other financial instruments to hedge commodity price risk, however, we are reviewing a full range of business options focused on strategic risk management for all raw material commodities.

        Our suppliers' failure to provide acceptable raw materials, components, kits and subassemblies would adversely affect our production schedules and contract profitability. We maintain an extensive qualification and performance surveillance system to control risk associated with such supply base reliance. We are dependent on third parties for all information technology services. To a lesser extent, we also are exposed to fluctuations in the prices of certain utilities and services, such as electricity, natural gas, chemical processing and freight. We utilize a range of long-term agreements and strategic aggregated sourcing to optimize procurement expense and supply risk in these categories.

        As of December 31, 2007, 51% of our employees are represented by various labor unions. Contracts covering 35% of the represented employee population remain subject to negotiation in 2008.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

20. RELATED PARTY TRANSACTIONS

        A management agreement between Vought and its principal stockholder, The Carlyle Group, requires us to pay an annual fee of $2.0 million for various management services. We incurred fees and allowable expenses of $2.1 million in 2007, $2.0 million in 2006 and $2.1 million in 2005.

        Since 2002, we have had an ongoing commercial relationship with Wesco Aircraft Hardware Corp. ("Wesco"), a distributor of aerospace hardware and provider of inventory management services. Wesco currently provides aerospace hardware to us pursuant to long-term contracts. The most recent of these agreements was entered into on December 19, 2007 in connection with the expiration of one of our pre-existing long-term contracts with Wesco, and following a competitive re-procurement of that work package. On September 29, 2006, The Carlyle Group (which is our controlling stockholder) acquired a majority stake in Wesco, and as a result, Wesco and we are now under common control of The Carlyle Group through its affiliated funds. In addition, three of our Directors, Messrs. Squier, Clare and Palmer, also serve on the board of directors of Wesco. The Carlyle Group will indirectly benefit from their economic interest in Wesco from its contractual relationships with us. The total amount paid to Wesco pursuant to our contracts with Wesco for the year ended December 31, 2007 was approximately $16.9 million.

        As previously disclosed in Exhibit 10.2 of Form 8-K filed with the U.S. Securities and Exchange Commission on February 6, 2006, upon the retirement in the first quarter of 2006 of Tom Risley ("Mr. Risley"), our former Chief Executive Officer, we entered into a consulting agreement with Mr. Risley for a minimum fee of $36,000 plus expenses, with a total payout plus expenses not to exceed $200,000. The total fees and expenses incurred under that agreement were $43,800 through the expiration of the agreement on February 28, 2007.

21. OTHER COMMITMENTS AND OTHER CONTINGENCIES

        From time to time, we are involved in various legal proceedings arising out of the ordinary course of business. None of the matters in which we are currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on our business or financial condition, results of operations or cash flows.

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

22. GUARANTOR SUBSIDIARIES

        The 8% Senior Notes due 2011 are fully and unconditionally and jointly and severally guaranteed, on a senior unsecured basis, by our wholly owned "100% owned" subsidiaries. In accordance with criteria established under Rule 3-10(f) of Regulation S-X under the Securities Act, summarized financial information of the Vought and its subsidiary is presented below:

Vought Aircraft Industries, Inc.
Consolidating Balance Sheet
December 31, 2007
($ in millions, except share amounts)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$75.1	$0.5	$—	$75.6
Trade and other receivables	75.3	6.1	—	81.4
Intercompany receivable	24.1	7.3	(31.4)	—
Inventories	347.0	15.8	—	362.8
Other current assets	5.9	0.5	—	6.4

Total current assets	527.4	30.2	(31.4)	526.2
Property, plant and equipment, net	498.7	8.3	—	507.0
Goodwill	464.0	63.7	—	527.7
Identifiable intangible assets, net	40.1	—	—	40.1
Debt origination costs, net and other assets	11.5	—	—	11.5
Investment in affiliated company	72.5		(72.5)	—
Investment in joint venture	8.4	—	—	8.4

Total assets	$1,622.6	$102.2	$(103.9)	$1,620.9

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable, trade	$174.3	$4.4	$—	$178.7
Intercompany payable	7.3	24.1	(31.4)	—
Accrued and other liabilities	73.9	0.2	—	74.1
Accrued payroll and employee benefits	47.2	1.0	—	48.2
Accrued post-retirement benefits-current	47.2	—	—	47.2
Accrued pension-current	0.7	—	—	0.7
Current portion of long-term bank debt	4.0	—	—	4.0
Accrued contract liabilities	230.4	—	—	230.4

Total current liabilities	585.0	29.7	(31.4)	583.3
Long-term liabilities:
Accrued post-retirement benefits	482.0	—	—	482.0
Accrued pension	361.2	—	—	361.2
Long-term bank debt, net of current portion	409.0	—	—	409.0
Long-term bond debt	270.0	—	—	270.0
Other non-current liabilities	181.2	—	—	181.2

Total liabilities	2,288.4	29.7	(31.4)	2,286.7
Stockholders' equity (deficit):
Common stock, par value $.01 per share; 50,000,000 shares authorized, 24,768,991 issued and outstanding at December 31, 2007	0.3	—	—	0.3
Additional paid-in capital	417.4	80.3	(80.3)	417.4
Shares held in rabbi trust	(1.6)	—	—	(1.6)
Accumulated deficit	(595.0)	(7.8)	7.8	(595.0)
Accumulated other comprehensive loss	(486.9)	—	—	(486.9)

Total stockholders' equity (deficit)	$(665.8)	$72.5	$(72.5)	$(665.8)

Total liabilities and stockholders' equity (deficit)	$1,622.6	$102.2	$(103.9)	$1,620.9

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

22. GUARANTOR SUBSIDIARIES (Continued)

Vought Aircraft Industries, Inc.
Consolidating Balance Sheet
December 31, 2006
($ in millions, except share amounts)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$92.5	$0.9	$—	$93.4
Trade and other receivables	78.1	4.0	—	82.1
Intercompany receivable	18.1	6.2	(24.3)	—
Inventories	324.5	13.3	—	337.8
Other current assets	6.9	0.4	—	7.3

Total current assets	520.1	24.8	(24.3)	520.6
Property, plant and equipment, net	520.6	9.8	—	530.4
Goodwill	464.0	63.7	—	527.7
Identifiable intangible assets, net	64.9	—	—	64.9
Debt origination costs, net and other assets	15.0	0.1	—	15.1
Investment in affiliated company	74.1	—	(74.1)	—

Total assets	$1,658.7	$98.4	$(98.4)	$1,658.7

Liabilities and stockholders'equity (deficit)
Current liabilities:
Accounts payable, trade	$114.7	$3.7	$—	$118.4
Intercompany payable	6.2	18.1	(24.3)	—
Accrued and other liabilities	71.4	0.6	—	72.0
Accrued payroll and employee benefits	44.1	0.9	—	45.0
Accrued post-retirement benefits-current	51.3	—	—	51.3
Accrued pension-current	25.6	—	—	25.6
Current portion of long-term bank debt	4.0	—	—	4.0
Capital lease obligation	0.3	1.0	—	1.3
Accrued contract liabilities	333.7	—	—	333.7

Total current liabilities	651.3	24.3	(24.3)	651.3
Long-term liabilities:
Accrued post-retirement benefits	478.8	—	—	478.8
Accrued pension	352.0	—	—	352.0
Long-term bank debt, net of current portion	413.0	—	—	413.0
Long-term bond debt	270.0	—	—	270.0
Other non-current liabilities	186.9	—	—	186.9

Total liabilities	2,352.0	24.3	(24.3)	2,352.0
Stockholders' equity (deficit):
Common stock, par value $.01 per share; 50,000,000 shares authorized, 24,755,248 issued and outstanding at December 31, 2006	0.3	—	—	0.3
Additional paid-in capital	414.8	80.3	(80.3)	414.8
Shares held in rabbi trust	(1.6)	—	—	(1.6)
Stockholders' loans	(1.0)	—	—	(1.0)
Accumulated deficit	(641.3)	(6.2)	6.2	(641.3)
Accumulated other comprehensive loss	(464.5)	—	—	(464.5)

Total stockholders' equity (deficit)	$(693.3)	$74.1	$(74.1)	$(693.3)

Total liabilities and stockholders' equity (deficit)	$1,658.7	$98.4	$(98.4)	$1,658.7

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

22. GUARANTOR SUBSIDIARIES (Continued)

Vought Aircraft Industries, Inc.
Consolidating Statement of Operations
Twelve Months Ended December 31, 2007
($ in millions)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Totals
Revenue	$1,577.1	$61.6	$(13.2)	$1,625.5
Costs and expenses
Cost of sales	1,224.4	58.1	(13.2)	1,269.3
Selling, general and administrative expenses	241.7	5.0	—	246.7

Total costs and expenses	1,466.1	63.1	(13.2)	1,516.0

Operating income (loss)	111.0	(1.5)	—	109.5
Other income (expense)
Interest income	3.6	—	—	3.6
Other loss	—	(0.1)	—	(0.1)
Equity in loss of joint venture	(4.0)	—		(4.0)
Interest expense	(62.6)	—	—	(62.6)
Equity in income (loss) of consolidated subsidiaries	(1.6)	—	1.6	—

Income (loss) before income taxes	46.4	(1.6)	1.6	46.4
Income tax expense	0.1	—	—	0.1

Net income (loss)	$46.3	$(1.6)	$1.6	$46.3

Vought Aircraft Industries, Inc.
Consolidating Statement of Operations
Twelve Months Ended December 31, 2006
($ in millions)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Totals
Revenue	$1,507.9	$49.0	$(6.0)	$1,550.9
Costs and expenses
Cost of sales	1,230.2	50.0	(6.0)	1,274.2
Selling, general and administrative expenses	232.3	3.7	—	236.0
Impairment charge	9.0	—	—	9.0

Total costs and expenses	1,471.5	53.7	(6.0)	1,519.2

Operating income (loss)	36.4	(4.7)	—	31.7
Other income (expense)
Interest income	1.4	—	—	1.4
Other loss	(0.1)	(0.4)	—	(0.5)
Equity in loss of joint venture	(6.7)	—	—	(6.7)
Interest expense	(64.4)	(0.1)	—	(64.5)
Equity in income (loss) of consolidated subsidiaries	(5.2)	—	5.2	—

Income (loss) before income taxes	(38.6)	(5.2)	5.2	(38.6)
Income tax benefit	(1.9)	—	—	(1.9)

Net income (loss)	$(36.7)	$(5.2)	$5.2	$(36.7)

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

22. GUARANTOR SUBSIDIARIES (Continued)

Vought Aircraft Industries, Inc.
Consolidating Statement of Operations
Twelve Months Ended December 31, 2005
($ in millions)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Totals
Revenue	$1,235.6	$71.8	$(10.2)	$1,297.2
Costs and expenses
Cost of sales	1,178.4	63.6	(10.2)	1,231.8
Selling, general and administrative expenses	230.9	3.3	—	234.2
Impairment charge	5.9	—	—	5.9

Total costs and expenses	1,415.2	66.9	(10.2)	1,471.9

Operating income (loss)	(179.6)	4.9	—	(174.7)

Other income (expense)
Interest income	3.4	—	—	3.4
Other loss	—	(0.3)	—	(0.3)
Equity in loss of joint venture	(3.4)	—	—	(3.4)
Interest expense	(54.5)	(0.2)	—	(54.7)
Equity in income (loss) of consolidated subsidiaries	4.4	—	(4.4)	—

Income (loss) before income taxes	(229.7)	4.4	(4.4)	(229.7)
Income tax expense	—	—	—	—

Net income (loss)	$(229.7)	$4.4	$(4.4)	$(229.7)

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

22. GUARANTOR SUBSIDIARIES (Continued)

Vought Aircraft Industries, Inc.
Consolidating Cash Flow Statement
Twelve Months Ended December 31, 2007
($ in millions)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Total
Operating activities
Net income (loss)	$46.3	$(1.6)	$1.6	$46.3
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	62.0	1.7	—	63.7
Stock compensation expense	5.2	—	—	5.2
Equity in losses of joint venture	4.0	—	—	4.0
Loss from asset sales	1.8	0.1	—	1.9
Income from investments in consolidated subsidiaries	1.6	—	(1.6)	—
Changes in current assets and liabilities:
Trade and other receivables	2.8	(2.1)	—	0.7
Intercompany accounts receivable	(6.0)	(1.1)	7.1	—
Inventories	(22.5)	(2.5)	—	(25.0)
Other current assets	1.0	(0.1)	—	0.9
Accounts payable, trade	59.6	0.7	—	60.3
Intercompany accounts payable	1.1	6.0	(7.1)	—
Accrued payroll and employee benefits	0.7	0.1	—	0.8
Accrued and other liabilities	(26.5)	(0.4)	—	(26.9)
Intercompany transactions	(1.0)	1.0	—	—
Accrued contract liabilities	(103.3)	—	—	(103.3)
Other assets and liabilities—long-term	5.5	0.1	—	5.6

Net cash provided by operating activities	32.3	1.9	—	34.2
Investing activities
Capital expenditures	(56.1)	(1.3)	—	(57.4)
Proceeds from sale of assets	24.3	—	—	24.3
Investment in joint venture	(16.5)	—	—	(16.5)

Net cash used in investing activities	(48.3)	(1.3)	—	(49.6)
Financing activities
Proceeds from short-term bank debt	20.0	—	—	20.0
Payments on short-term bank debt	(20.0)	—	—	(20.0)
Payments on long-term bank debt	(4.0)	—	—	(4.0)
Payments on capital leases	(0.3)	(1.0)	—	(1.3)
Proceeds from governmental grants	2.1	—	—	2.1
Proceeds from repayment of stockholder loans	0.8	—	—	0.8

Net cash used in financing activities	(1.4)	(1.0)	—	(2.4)
Net decrease in cash and cash equivalents	(17.4)	(0.4)	—	(17.8)
Cash and cash equivalents at beginning of period	92.5	0.9	—	93.4

Cash and cash equivalents at end of period	$75.1	$0.5	$—	$75.6

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

22. GUARANTOR SUBSIDIARIES (Continued)

Consolidating Cash Flow Statement
Twelve Months Ended December 31, 2006
($ in millions)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Total
Operating activities
Net income (loss)	$(36.7)	$(5.2)	$5.2	$(36.7)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	57.1	2.3	—	59.4
Stock compensation expense	3.0	—	—	3.0
Impairment charge	9.0	—	—	9.0
Equity in losses of joint venture	6.7	—	—	6.7
Loss from asset sales	1.2	0.5	—	1.7
Income from investments in consolidated subsidiaries	5.2	—	(5.2)	—
Changes in current assets and liabilities:
Trade and other receivables	6.4	2.3	—	8.7
Intercompany accounts receivable	(6.0)	(0.4)	6.4	—
Inventories	3.4	(1.1)	—	2.3
Other current assets	0.4	0.1	—	0.5
Accounts payable, trade	(4.1)	(0.4)	—	(4.5)
Intercompany accounts payable	0.4	6.0	(6.4)	—
Accrued payroll and employee benefits	7.2	—	—	7.2
Accrued and other liabilities	(8.1)	0.1	—	(8.0)
Accrued contract liabilities	117.7	—	—	117.7
Other assets and liabilities—long-term	5.9	(0.1)	—	5.8

Net cash provided by operating activities	168.7	4.1	—	172.8
Investing activities
Capital expenditures	(112.9)	(2.5)	—	(115.4)
Proceeds from sale of assets	12.6	0.1	—	12.7

Net cash used in investing activities	(100.3)	(2.4)	—	(102.7)
Financing activities
Proceeds from short-term bank debt	225.0	—	—	225.0
Payments on short-term bank debt	(225.0)	—	—	(225.0)
Payments on long-term bank debt	(4.0)	—	—	(4.0)
Payments on capital leases	0.3	(1.0)	—	(0.7)
Proceeds from sale of common stock	0.4	—	—	0.4
Proceeds from governmental grants	17.4	—	—	17.4
Proceeds from repayment of stockholder loans	0.1	—	—	0.1

Net cash provided by (used in) financing activities	14.2	(1.0)	—	13.2
Net increase in cash and cash equivalents	82.6	0.7	—	83.3
Cash and cash equivalents at beginning of period	9.9	0.2	—	10.1

Cash and cash equivalents at end of period	$92.5	$0.9	$—	$93.4

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

22. GUARANTOR SUBSIDIARIES (Continued)

Vought Aircraft Industries, Inc.
Consolidating Cash Flow Statement
Twelve Months Ended December 31, 2005
($ in millions)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Total
Operating activities
Net income (loss)	$(229.7)	$4.4	$(4.4)	$(229.7)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	68.4	3.5	—	71.9
Stock compensation income	(6.4)	—	—	(6.4)
Impairment charge	5.9	—	—	5.9
Equity in losses of joint venture	3.4	—	—	3.4
Loss from asset sales	5.7	0.3	—	6.0
Income from investments in consolidated subsidiaries	(4.4)	—	4.4	—
Changes in current assets and liabilities:
Trade and other receivables	27.6	4.8	—	32.4
Intercompany accounts receivable	7.5	(2.6)	(4.9)	—
Inventories	(61.3)	0.5	—	(60.8)
Other current assets	(0.1)	(0.1)	—	(0.2)
Accounts payable, trade	19.4	0.8	—	20.2
Intercompany accounts payable	2.6	(7.5)	4.9	—
Accrued payroll and employee benefits	(10.2)	(0.3)	—	(10.5)
Accrued and other liabilities	(15.8)	(1.1)	—	(16.9)
Accrued contract liabilities	74.0	—	—	74.0
Other assets and liabilities—long-term	45.8	(0.1)	—	45.7

Net cash provided by (used in) operating activities	(67.6)	2.6	—	(65.0)
Investing activities
Capital expenditures	(145.3)	(1.8)	—	(147.1)
Investment in joint venture	(5.0)	—	—	(5.0)

Net cash used in investing activities	(150.3)	(1.8)	—	(152.1)
Financing activities
Proceeds from short-term bank debt	45.0	—	—	45.0
Payments on short-term bank debt	(45.0)	—	—	(45.0)
Payments on long-term bank debt	(4.0)	—	—	(4.0)
Payments on capital leases	—	(0.9)	—	(0.9)
Proceeds from Hawthorne sale/leaseback	52.6	—	—	52.6
Proceeds from governmental grants	52.2	—	—	52.2
Payments for retirement of common stock	(2.0)	—	—	(2.0)
Proceeds from sale of common stock	0.2	—	—	0.2
Proceeds from repayment of stockholder loans	0.2	—	—	0.2

Net cash provided by (used in) financing activities	99.2	(0.9)	—	98.3
Net decrease in cash and cash equivalents	(118.7)	(0.1)	—	(118.8)
Cash and cash equivalents at beginning of period	128.6	0.3	—	128.9

Cash and cash equivalents at end of period	$9.9	$0.2	$—	$10.1

Vought Aircraft Industries, Inc.

Notes to Consolidated Financial Statements (Continued)

23. QUARTERLY FINANCIAL INFORMATION, UNAUDITED ($ IN MILLIONS)

	Quarter ended
2007	December 31, 2007	September 30, 2007	July 1, 2007	April 1, 2007
Revenues	$394.9	$422.3	$427.6	$380.7
Operating income (loss)	18.9	14.3	42.1	34.2
Net income (loss)	$3.1	$(2.1)	$26.1	$19.2

	Quarter ended
2006	December 31, 2006	September 24, 2006	June 25, 2006	March 26, 2006
Revenues	$417.6	$354.4	$456.1	$322.8
Operating income (loss)	11.2	3.5	52.1	(35.1)
Net income (loss)	$(6.3)	$(13.4)	$34.5	$(51.5)

24. EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        On March 26, 2008, we entered into an agreement to sell to Boeing our equity interest in Global Aeronautica. We expect this transaction will be consummated during 2008 upon receipt of certain regulatory approvals. Following consummation of the sale, we expect to record a one-time gain on the sale and our results of operations will no longer be impacted by this joint venture.

        On May 6, 2008, we entered into a joinder agreement with Lehman Brothers Commercial Bank, Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., Goldman Sachs Credit Partners L.P., Lehman Brothers Inc. and J.P. Morgan Securities Inc. (the "Incremental Lenders") whereby the Incremental Lenders agreed to fund an incremental facility (the "Incremental Facility"), pursuant to which we borrowed an additional $200.0 million of term loans pursuant to our existing senior credit facilities. We received proceeds, net of fees and expenses, of approximately $184.8 million from the Incremental Facility, which we expect to use for general corporate purposes.

        After the incurrence of the indebtedness under the Incremental Facility, $612.0 million is outstanding under our senior credit facilities. The interest rates per annum applicable to the Incremental Facility are, at our option, the ABR or Eurodollar Base Rate plus, in each case, an applicable margin equal to 3.00% for ABR loans and 4.00% for Eurodollar Base Rate loans, subject to a Eurodollar Base Rate floor of 3.50%.

        Except for amortization and interest rate, the terms of the Incremental Facility, including mandatory prepayments, representations and warranties, covenants and events of default, are the same as those applicable to the existing term loans under our senior credit facilities. The term loans under the Incremental Facility will be repayable in equal quarterly installments of $470,000 starting in September 2008, with the balance due on December 22, 2011.

Vought Aircraft Industries, Inc.

Consolidated Balance Sheets

($ in millions, except share amounts)

	March 30, 2008	December 31, 2007
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$41.4	$75.6
Trade and other receivables	138.4	81.4
Inventories	358.5	362.8
Other current assets	10.8	6.4

Total current assets	549.1	526.2
Property, plant and equipment, net	513.3	507.0
Goodwill	527.7	527.7
Identifiable intangible assets, net	36.5	40.1
Debt origination costs, net and other assets	10.6	11.5
Investment in joint venture	8.0	8.4

Total assets	$1,645.2	$1,620.9

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable, trade	$177.2	178.7
Accrued and other liabilities	65.2	74.1
Accrued payroll and employee benefits	43.3	48.2
Accrued post-retirement benefits-current	47.2	47.2
Accrued pension-current	0.7	0.7
Current portion of long-term bank debt	4.0	4.0
Accrued contract liabilities	250.2	230.4

Total current liabilities	587.8	583.3
Long-term liabilities:
Accrued post-retirement benefits	481.1	482.0
Accrued pension	347.1	361.2
Long-term bank debt, net of current portion	409.0	409.0
Long-term bond debt	270.0	270.0
Other non-current liabilities	179.3	181.2

Total liabilities	2,274.3	2,286.7
Stockholders' equity (deficit):
Common stock, par value $.01 per share; 50,000,000 shares authorized, 24,783,756 and 24,768,991 issued and outstanding at March 30, 2008 and December 31, 2007, respectively	0.3	0.3
Additional paid-in capital	418.0	417.4
Shares held in rabbi trust	(1.6)	(1.6)
Accumulated deficit	(566.3)	(595.0)
Accumulated other comprehensive loss	(479.5)	(486.9)

Total stockholders' equity (deficit)	$(629.1)	$(665.8)

Total liabilities and stockholders' equity (deficit)	$1,645.2	$1,620.9

See accompanying notes

Vought Aircraft Industries, Inc.

Consolidated Statements of Operations

(unaudited, $ in millions)

	For the Three Months Ended
	March 30, 2008	April 1, 2007
Revenue	$425.4	$380.7
Costs and expenses
Cost of sales	326.3	292.5
Selling, general and administrative expenses	54.3	54.0

Total costs and expenses	380.6	346.5

Operating income	44.8	34.2
Other income (expense)
Interest income	0.1	1.3
Other loss	—	(0.1)
Equity in loss of joint venture	(0.4)	(0.3)
Interest expense	(15.8)	(15.9)

Income before income taxes	28.7	19.2
Income tax expense	—	—

Net income	$28.7	$19.2

See accompanying notes

Vought Aircraft Industries, Inc.

Consolidated Statements of Cash Flows

(unaudited, $ in millions)

	Three Months Ended
	March 30, 2008	April 1, 2007
Operating activities
Net income	$28.7	$19.2
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	16.0	15.1
Stock compensation expense	0.6	0.7
Equity in losses of joint venture	0.4	0.3
Loss from asset disposals	0.3	0.4
Changes in current assets and liabilities:
Trade and other receivables	(57.0)	(39.3)
Inventories	4.3	14.1
Other current assets	(4.4)	(3.2)
Accounts payable, trade	(1.5)	(15.0)
Accrued payroll and employee benefits	(4.9)	(9.7)
Accrued and other liabilities	(8.9)	—
Accrued contract liabilities	19.8	50.1
Other assets and liabilities—long-term	(8.6)	(12.9)

Net cash provided by (used in) operating activities	(15.2)	19.8
Investing activities
Capital expenditures	(19.0)	(17.5)
Investment in joint venture	—	(4.5)

Net cash used in investing activities	(19.0)	(22.0)
Financing activities
Proceeds from short-term bank debt	138.0	—
Payments on short-term bank debt	(138.0)	—
Payments on long-term bank debt	—	(1.0)
Payments on capital leases	—	(0.2)

Net cash provided by (used in) financing activities	—	(1.2)
Net decrease in cash and cash equivalents	(34.2)	(3.4)
Cash and cash equivalents at beginning of period	75.6	93.4

Cash and cash equivalents at end of period	$41.4	$90.0

See accompanying notes

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Period Ended March 30, 2008

Note 1—Organization and Basis of Presentation

        Vought Aircraft Industries, Inc. ("Vought") and its wholly owned subsidiaries, VAC Industries, Inc., Vought Commercial Aircraft Corporation and Contour Aerospace Corporation ("Contour") are herein referred to collectively as "we" or the "Company." We are a leading global manufacturer of aerostructure products for commercial, military and business jet aircraft. We develop and manufacture a wide range of complex aerostructures such as fuselages, wing and tail assemblies, engine nacelles, flight control surfaces as well as helicopter cabins. Our diverse and long-standing customer base consists of the leading aerospace original equipment manufacturers, or OEMs, including Airbus, Bell Helicopter, Boeing, Cessna, Gulfstream, Hawker Beechcraft, Lockheed Martin, Northrop Grumman and Sikorsky, as well as the U.S. Air Force.

        Our heritage as an aircraft manufacturer extends to the company founded in 1917 by aviation pioneer Chance Milton Vought. From 1994 to 2000, we operated as Northrop Grumman's commercial aircraft division. Vought was formed in 2000 in connection with The Carlyle Group's acquisition of Northrop Grumman's aerostructures business. In July 2003, we purchased The Aerostructures Corp, with manufacturing sites in Nashville, Tennessee; Brea, California; and Everett, Washington. We are a Delaware corporation with our principal executive offices located at 201 East John Carpenter Freeway, Tower 1, Suite 900, Irving, TX 75062, and we perform production work at sites throughout the United States, including California, Texas, Georgia, Tennessee, Florida, South Carolina and Washington.

        The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of management, the accompanying interim unaudited condensed consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results of operations for the interim periods. The results of operations for the three months ended March 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008. These interim unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in our 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 18, 2008.

        It is our practice to close our books and records based on a thirteen week quarter, which can lead to different period end dates for comparative purposes. The interim financial statements and tables of financial information included herein are labeled based on that convention. This practice only affects interim periods, as our fiscal years end on December 31.

        The consolidated balance sheet at December 31, 2007 presented herein has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

Note 2—Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. We adopted SFAS

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 2—Recent Accounting Pronouncements (Continued)

No. 157 for our financial assets and liabilities on January 1, 2008 and it has not materially affected our financial statements. The FAS 157 requirements for certain non-financial assets and liabilities have been deferred until the first quarter of 2009 in accordance with Financial Accounting Standards Board Staff Position (FSP) 157-2. See Note 15—Fair Value Measurements for a summary of the assets and liabilities that are measured at fair value as of March 30, 2008.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 expands the use of fair value measurement by permitting entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. We adopted SFAS No. 159 on January 1, 2008 and did not elect the fair value option. Thus, it had no material impact on our financial statements.

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS No. 141(R)), which replaces SFAS No. 141. SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and any goodwill acquired to be measured at their fair value at the acquisition date. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for acquisitions occurring in fiscal years beginning after December 15, 2008. The adoption of SFAS No. 141(R) will have an impact on accounting for business combinations that occur after the adoption date.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS No. 161). SFAS No. 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 is not expected to have a material impact on our financial statements as we currently do not participate in derivative or hedging instruments.

Note 3—Inventories

        Costs included in inventory consist of all direct production costs, manufacturing and engineering overhead, production tooling costs and certain general and administrative expenses.

        Inventories consisted of the following:

	March 30,	December 31,
	2008	2007
	($ in millions)
Production costs of contracts in process	$795.2	$727.7
Finished goods	1.7	2.0
Less: unliquidated progress payments	(438.4)	(366.9)

Total inventories	$358.5	$362.8

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 3—Inventories (Continued)

        During the three month period ended March 30, 2008, we released $22.6 million of purchase accounting reserves related to the 747 program, reflecting the completion of the deliveries for the 747-400 model. They were released from inventory and accrued contract liabilities to income through the Cost of Sales caption in our Consolidated Statement of Operations, increasing our reported income for the period. Additionally, we accelerated the useful life of an intangible asset associated with the 747 program for the same reason. Refer to Note 4—Goodwill and Intangible Assets for disclosure of the impact of the change in useful life.

Note 4—Goodwill and Intangible Assets

        Goodwill is tested for impairment, at least annually, in accordance with the provisions of SFAS 142 Goodwill and Other Intangible Assets ("SFAS 142"). Under SFAS 142, the first step of the goodwill impairment test used to identify potential impairment compares the fair value of a reporting unit with its carrying value. We have concluded that the Company is a single reporting unit. Accordingly, all assets and liabilities are used to determine our carrying value. Because we currently have an accumulated deficit, no impairment charges were recognized in the three months ended March 30, 2008 or the three months ended April 1, 2007.

        We use an independent valuation firm to assist in the estimation of enterprise fair value using standard valuation techniques such as discounted cash flow, market multiples and comparable transactions. The discounted cash flow fair value estimates are based on management's projected future cash flows and the estimated weighted average cost of capital. The estimated weighted average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt and equity capital.

        We must make assumptions regarding estimated future cash flows and other factors used by the independent valuation firm to determine the fair value. If these estimates or the related assumptions change, we may be required to record non-cash impairment charges for goodwill in the future.

        Intangible assets consisted of the following:

	March 30, 2008	December 31, 2007
	($ in millions)
Programs and contracts	$137.3	$137.3
Less: accumulated amortization	(100.8)	(97.2)

Identifiable intangible assets, net	$36.5	$40.1

        During the three month period ended March 30, 2008, we made a change to the estimated useful life of an intangible asset associated with our 747 program to reflect the completion of the deliveries for the 747-400 model. As of March 30, 2008, the useful life was accelerated from 28 months to 7 months. This change in estimate resulted in an additional $1.2 million recorded to selling, general

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 4—Goodwill and Intangible Assets (Continued)

and administrative expenses. Including this change, scheduled remaining amortization of identifiable intangible assets as of March 30, 2008 is as follows:

($ in millions)
2008	$9.4
2009	6.8
2010	4.8
2011	2.1
2012	2.1
Thereafter	11.3

Total remaining amortization of identifiable intangible assets	$36.5

Note 5—Pension and Other Post-retirement Benefits

        The components of net periodic benefit cost for our pension plans and other post-retirement benefit plans were as follows:

	Pension Benefits			Other Post-retirement Benefits
	Three Months Ended			Three Months Ended
	March 30, 2008	April 1, 2007		March 30, 2008	April 1, 2007
	($ in millions)
Components of net periodic benefit cost (income):
Service cost	$4.8	$4.7		$1.3	$1.4
Interest cost	27.3	25.5		7.7	8.2
Expected return on plan assets	(31.1)	(29.4)		—	—
Amortization of net (gain) loss	6.9	9.2		1.3	1.5
Amortization of prior service cost	3.0	1.0		(3.8)	(2.3)
Plan settlement or curtailment (gain)/loss	—	4.6	(a)	—	—

Net periodic benefit cost	$10.9	$15.6		$6.5	$8.8

Defined contribution plans cost	$4.7	$2.0

(a)
As a result of lump sum payments made under provisions of our non-qualified ("excess") pension plan, we recorded a pension settlement charge of $4.6 million as part of net periodic benefit cost and other comprehensive loss during the three month period ended April 1, 2007.

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 5—Pension and Other Post-retirement Benefits (Continued)

        We periodically experience events or take actions that affect our benefit plans. Some of these events or actions require remeasurements and result in special charges. The following summarizes the key events in 2008 that affect our net periodic benefit cost and obligations:

  •
  During February and April of 2008, two of our union represented groups ratified new collective bargaining agreements. Those agreements each provide for a freeze in pension benefit accruals, effective December 31, 2008, for bargaining unit employees who, as of December 31, 2007, had less than 16 years of bargaining unit seniority. Employees subject to the pension freeze, and any employees hired on or after March 1, 2008 for the first group and April 1, 2008 for the second group, will receive a defined contribution benefit. The agreements provide for a one-time retirement incentive program to be offered to eligible employees during 2008. The agreements also provide for certain modifications to the retiree medical benefits for bargaining unit retirees and eliminates retiree medical coverage for any bargaining unit employees hired on or after January 1, 2008.

  •
  Also, during the three months ended March 30, 2008, we announced amendments to medical plans for two groups of non-represented, current retirees. Effective January 1, 2008, medical coverage for participants in those two groups will be eliminated at age 65 and replaced with a fixed monthly stipend.

  •
  The aforementioned 2008 changes require a remeasurement of our obligations which will be finalized during the second quarter of 2008. We estimate that those changes, collectively, will not have a material impact on our obligations under our pension and other post-retirement benefit plans.

Note 6—Commitments

        Warranty Reserve.    We have established a reserve to provide for the estimated future cost of warranties on our delivered products. We periodically review the reserve and adjustments are made accordingly. A provision for warranties on products delivered is made on the basis of our historical experience and identified warranty issues. Warranties cover such factors as non-conformance to specifications and defects in material and workmanship. The majority of our agreements include a three-year warranty.

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 6—Commitments (Continued)

        The following is a roll-forward of amounts accrued for warranty reserve included in Current and Long-term liabilities:

Warranty Reserve
($ in millions)
Balance at December 31, 2006	$6.8
Warranty costs incurred	(0.4)
Warranties issued	0.8

Balance at December 31, 2007	$7.2

Warranty costs incurred	(0.1)
Warranties issued	0.3

Balance at March 30, 2008	$7.4

Note 7—Environmental Contingencies

        We accrue environmental liabilities when we determine we are responsible for remediation costs, it is probable that a liability has been incurred and such liability amounts are reasonably estimable. When only a range of amounts is estimated and no amount within the range is more probable than another, the minimum amount in the range is recorded in other current and non-current liabilities.

        The acquisition agreement between Northrop Grumman Corporation and Vought transferred certain preexisting (as of July 24, 2000) environmental liabilities to us. We are liable for the first $7.5 million and 20% of the amount between $7.5 million and $30 million for environmental costs incurred relating to pre-existing matters as of July 24, 2000. Pre-existing environmental liabilities exceeding our $12 million liability limit remain the responsibility of Northrop Grumman Corporation under the terms of the acquisition agreement, to the extent they are identified within 10 years from the acquisition date. Thereafter, to the extent environmental remediation is required for hazardous materials including asbestos, urea formaldehyde foam insulation or lead-based paints, used as construction materials in, on, or otherwise affixed to structures or improvements on property acquired from Northrop Grumman Corporation, we would be responsible. We have no material outstanding or unasserted asbestos, urea formaldehyde foam insulation or lead-based paint liabilities, including on property acquired from Northrop Grumman Corporation.

        We acquired the Nashville, Tennessee facility from Textron Inc. in 1996. In connection with that acquisition, Textron agreed to indemnify us for up to $60 million against any pre-closing environmental liabilities with regard to claims made within ten years of the date on which the facility was acquired, including with respect to a solid waste landfill located onsite that was closed pursuant to a plan approved by the Tennessee Division of Solid Waste Management. Although that indemnity was originally scheduled to expire in August 2006, we believe that the agreement may continue to provide indemnification for certain pre-closing environmental liabilities incurred beyond that expiration date. While there are no currently pending environmental claims relating to the Nashville facility, there is no assurance that environmental claims will not arise in the future, or that such claims will be subject to indemnification.

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 7—Environmental Contingencies (Continued)

        The following is a roll-forward of amounts accrued for environmental liabilities included in Current and Long-term liabilities:

Environmental Liability
($ in millions)
Balance at January 1, 2007	$4.1
Environmental costs incurred	(0.3)

Balance at December 31, 2007	3.8
Environmental costs incurred	(0.1)

Balance at March 30, 2008	$3.7

Note 8—Other Non-Current Liabilities

        Other non-current liabilities consisted of the following:

	March 30, 2008	December 31, 2007
	($ in millions)
Deferred income from the sale of Hawthorne facility(a)	$52.6	$52.6
State of South Carolina grant monies(b)	63.5	66.7
State of Texas grant monies	35.0	35.0
Deferred worker's compensation	16.6	15.6
Accrued warranties	6.9	6.6
Other	4.7	4.7

Total other non-current liabilities	$179.3	$181.2

    (a)
    In July 2005, we sold our Hawthorne facility and concurrently signed an agreement to lease back a certain portion of the facility from July 2005 to December 2010, with two additional five-year renewal options. Due to certain contractual obligations, which require our continuing involvement in the facility, this transaction has been recorded as a financing transaction and not as a sale. The cash received in July 2005 of $52.6 million was recorded as a deferred liability on our balance sheet in other non-current liabilities. This liability will remain on our balance sheet until all contractual obligations are fulfilled or the obligations expire.

    (b)
    With the activation of the South Carolina plant in June 2006, we began recognizing a portion of the State of South Carolina grant monies as a reduction of depreciation expense, which amounted to $0.8 million for the three months ended March 30, 2008 and April 1, 2007. Additionally, during the three month period ended March 30, 2008, we made a required distribution of state grant proceeds of $2.4 million to our joint venture, Global Aeronautica.

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 9—Income Taxes

        Effective January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

        Because we are in a cumulative net operating loss position, there was no material impact to our consolidated financial position at the date of adoption. The cumulative effects of applying this interpretation resulted in an unrecognized tax benefit of $5.5 million as of December 31, 2007 which caused a reduction of the net operating loss deferred tax asset and a corresponding reduction in the valuation allowance. There has not been a material change to our unrecognized tax benefits position during the three months ended March 30, 2008. We do not believe that the total amount of unrecognized tax benefits will significantly decrease or increase as of December 31, 2008.

        We recognize accrued interest and penalties related to unrecognized tax benefits in federal income tax expense. As of March 30, 2008, we had no material amounts of interest and penalties related to unrecognized tax benefits accrued.

        We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. We are subject to examination by the Internal Revenue Service in the U.S. federal tax jurisdiction for the 2000-2007 tax years. We are also subject to examination in various state jurisdictions for the 2000-2007 tax years.

        During the three months ended March 30, 2008 and April 1, 2007, we incurred neither regular nor alternative minimum tax ("AMT") expense.

Note 10—Stockholders' Equity

        As of March 30, 2008, we maintained two stock option plans and one incentive award plan under which we have issued share-based awards to our employees and our directors.

2001/2003 Stock Option Plans

        During 2001, we adopted the Amended and Restated 2001 Stock Option Plan of Vought Aircraft Industries, Inc., under which 1,500,000 shares of common stock were reserved for issuance for the purpose of providing incentives to employees and directors (the "2001 Stock Option Plan"). Options granted under the plan generally vest within 10 years, but were subject to accelerated vesting based on the ability to meet company performance targets. The incentive options granted to our employees are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code. At March 30, 2008, options granted and outstanding from the 2001 Stock Option Plan to employees and directors amounted to 566,200 shares of which 496,060 are vested and exercisable.

        In connection with the acquisition of Aerostructures in 2003, Vought assumed a similar stock option plan maintained by Aero structures (the "2003 Stock Option Plan). Outstanding options granted under that plan, which had been fully vested pursuant prior to the acquisition, were exchanged for

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 10—Stockholders' Equity (Continued)

217,266 of Vought stock options. No new options have been granted under the 2003 Stock Option Plan. At March 30, 2008, options granted and outstanding from the 2003 Stock Option Plan amounted to 80,270, and all are vested.

        A summary of stock option activity for the three month period ended March 30, 2008 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
			(in Years)
Outstanding at December 31, 2007	661,479	$14.57
Granted	—	—
Forfeited or expired	(15,009)	11.03
Exercised	—	—	—

Outstanding at March 30, 2008	646,470	$14.66	3.5

Vested or expected to vest(a)	646,470	$14.66	3.5

Exercisable at March 30, 2008	576,330	$14.07	3.5

    (a)
    Represents outstanding options reduced by expected forfeitures. Expected forfeitures assumed under SFAS 123 were zero.

Shares Held in Rabbi Trust

        A rabbi trust is a grantor trust, typically established to fund liabilities associated with a deferred compensation plan. In 2000, we set up a rabbi trust in connection with certain income deferrals made at that time by a number of our then-executives. Shares of company stock were contributed to the rabbi trust in order to fund the obligations to those executives in connection with those deferrals. Our stock held in the trust is recorded at historical cost, and the corresponding deferred compensation liability is recorded at the current fair value of our common stock. Common stock held in the rabbi trust is classified in equity as "Shares held in rabbi trust." During the three month period ended March 30, 2008, no activity occurred in the rabbi trust account and 158,322 shares remain held in the rabbi trust.

2006 Incentive Plan

        During 2006, we adopted the Vought Aircraft Industries, Inc. 2006 Incentive Award Plan (the "2006 Incentive Plan"), under which 2,000,000 shares of common stock are reserved for issuance for the purposes of providing awards to employees and directors. Since inception, these awards have been issued in the form of stock appreciation rights ("SARs"), restricted stock units ("RSUs") and restricted shares.

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 10—Stockholders' Equity (Continued)

        A summary of SARs activity for the three month period ended March 30, 2008 is as follows:

	SARs	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
			(in Years)
Outstanding at December 31, 2007	972,750	$10.00	8.9
Granted	—	—
Forfeited or expired	(13,025)	10.00
Exercised	(13,025)	10.00

Outstanding at March 30, 2008	946,700	$10.00	8.7

Vested or expected to vest(a)	788,308	10.00	8.7

Exercisable at March 30, 2008	422,436	10.00	8.7

    (a)
    Represents outstanding SARs reduced by expected forfeitures.

        During the three month period ended March 30, 2008, the exercise of SARs resulted in the issuance of 5,333 shares of common stock.

Restricted Stock Units (RSUs)

        RSUs are awards of stock units that can be converted into common stock. In general, the awards are eligible to vest over a four-year period if certain performance goals are met. No RSUs will vest if the performance goals are not met. Certain awards, granted to the CEO and CFO, vest on the first occurrence of a change in control or a date specified by the agreement.

        A summary of RSUs activity for three months ended March 30, 2008 is as follows:

	RSUs	Grant-date Fair-Value
Outstanding at December 31, 2007	574,421	$9.12
Granted	31,500	23.85
Forfeited or expired	(7,500)	8.79
Exercised	—	—

Outstanding at March 30, 2008	598,421	$9.89

Vested or expected to vest(a)	530,911

Exercisable at March 30, 2008	105,977	$8.96

    (a)
    Represents outstanding RSUs reduced by expected forfeitures.

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 10—Stockholders' Equity (Continued)

Restricted Shares

        During the three month period ended March 30, 2008, we granted 9,432 restricted shares to outside directors as compensation for their services. These restricted shares will vest over the course of 2008. The restricted shares were valued at the fair value of our common stock at the date of issuance.

Note 11—Stock-Based Compensation

        As described in Note 10—Stockholders' Equity, we maintain two stock option plans and one incentive award plan under which we have issued equity-based awards to our employees and our directors. In accordance with SFAS 123(R), we recognized total compensation expense for all awards for the three month periods ended March 30, 2008 and April 1, 2007 as follows:

	Stock Compensation Expense Three Months Ended
	March 30, 2008	April 1, 2007
	($ in millions)
Stock Options	$0.0	$0.0
Stock appreciation rights (SARs)	0.2	0.4
Restricted stock units (RSUs)	0.3	0.3
Restricted shares	0.1	0.0

Total stock compensation expense	$0.6	$0.7

        The terms and assumptions used in calculating stock compensation expense for each category of equity-based awards are included below.

Stock Options

        Stock options have been granted for a fixed number of shares to employes and directors with an exercise price equal to no less than the fair value of the shares at the date of grant. We have adopted SFAS 123(R) Share-based Payment ("SFAS 123(R)") and elected to apply the "modified prospective" method. SFAS 123(R) requires us to value stock options granted prior to its adoption under the fair value method and expense these amounts over the stock options' remaining vesting period. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. No additional stock options have been granted since our adoption of SFAS 123(R). The assumptions used in our fair value calculation were as follows:

Expected dividend yield	0%
Risk free interest rate	3.9% - 4.4%
Expected term	6 years

        The risk free interest rate is based on the U.S. treasury yield curve on the date of grant for the expected term of the option. The expected life of our stock options was based on the vesting term of the options. We recorded $6,335 of stock compensation expense related to options for the three month periods ended March 30, 2008 and April 1, 2007.

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 11—Stock-Based Compensation (Continued)

SARs

        The fair value of each SAR is estimated on the date of grant using the Black-Scholes valuation model and based on a number of assumptions including expected term, volatility and interest rates. We do not have publicly traded equity and our history is short, so we have no reliable historical data to estimate the expected term effectively. Therefore, in compliance with SAB 107, we used a temporary "simplified method" to estimate our expected term. Based on the guidance of SFAS 123(R), expected volatility was derived from an index of historical volatilities from several companies that conduct business in the aerospace industry. The risk free interest rate is based on the U.S. treasury yield curve on the date of grant for the expected term of the option. Our estimated forfeiture rate was 11% as of April 1, 2007 but was adjusted to 26% during the third quarter of 2007.

        The assumptions used in our calculations of fair value for the three-month period ended April 1, 2007 were as follows:

Stock price	2007
$ 8.79
Strike price	$10.00
Expected term	6.25 years
Risk free interest rate	5.02%
Expected volatility	54%
Dividend rate	0%

        During the three month period ended March 30, 2008, no SARs were granted. As of March 30, 2008, we had $0.9 million of unrecognized compensation cost remaining.

RSUs

        The value of each RSU awarded is the same as the fair market value of our common stock at the date of grant in accordance with SFAS 123(R). Because we do not have publicly traded equity, an independent third party valuation firm computes the fair value of our common stock. Our estimated forfeiture rate was 11% as of April 1, 2007 but was adjusted to 26% during the third quarter of 2007. However, no forfeiture rate was used in our calculation of the grants to the CEO and CFO that vest upon the first occurrence of a change in control or a date specified in the agreement, due to our assumption that they will remain employed until the vesting of these awards. As of March 30, 2008, we had $2.7 million of unrecognized compensation cost remaining.

Restricted Shares

        The restricted shares granted during the three month period ended March 30, 2008 are scheduled to vest during 2008. Those shares were valued at the fair value of our common stock at the date of issuance. We recognized stock compensation expense of approximately $56,000 and $37,000 for the three month periods ended March 30, 2008 and April 1, 2007, respectively.

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 12—Investment in Joint Venture

        In April 2005, we entered into a joint venture agreement with Alenia North America ("Alenia"), a subsidiary of Finmeccanica SpA, to form a limited liability company called Global Aeronautica, LLC ("Global Aeronautica"), which integrates major components of the fuselage and performs related testing activities for the Boeing 787 program. We and Alenia each maintain a 50% interest in Global Aeronautica.

        On March 26, 2008, we entered into an agreement to sell to Boeing our equity interest in Global Aeronautica. We expect this transaction will be consummated during 2008 upon receipt of certain regulatory approvals. Following consummation of the sale, we expect to record a one-time gain on the sale and our results of operations will no longer be impacted by this joint venture.

Note 13—Related Party Transactions

        A management agreement between Vought and its principal stockholder, The Carlyle Group, requires us to pay an annual fee of $2.0 million for various management services. We incurred fees of $0.5 million for the three months ended March 30, 2008 and April 1, 2007.

        Since 2002, we have had an ongoing commercial relationship with Wesco Aircraft Hardware Corp. ("Wesco"), a distributor of aerospace hardware and provider of inventory management services. Wesco currently provides aerospace hardware to us pursuant to long-term contracts. The most recent of these agreements was entered into on December 19, 2007 in connection with the expiration of one of our pre-existing long-term contracts with Wesco, and following a competitive re-procurement of that work package. On September 29, 2006, The Carlyle Group (which is our controlling stockholder) acquired a majority stake in Wesco and as a result, we are both now under common control of The Carlyle Group through its affiliated funds. In addition, three of our Directors, Messrs. Squier, Clare and Palmer, also serve on the board of directors of Wesco. The Carlyle Group will indirectly benefit from their economic interest in Wesco from its contractual relationships with us. The total amount paid to Wesco pursuant to our contracts with Wesco for the three-month periods ended March 30, 2008 and April 1, 2007 was approximately $7.0 million and $3.0 million, respectively.

        As previously disclosed in Exhibit 10.2 of Form 8-K filed with the U.S. Securities and Exchange Commission on February 6, 2006, upon the retirement in the first quarter of 2006 of Tom Risley ("Mr. Risley"), our former Chief Executive Officer, we entered into a consulting agreement with Mr. Risley for a minimum fee of $36,000 plus expenses, with a total payout plus expenses not to exceed $200,000. The total fees and expenses incurred under that agreement were $43,800 through the expiration of the agreement on February 28, 2007. Of that total, approximately $9,000 was incurred during the three-month period ended April 1, 2007.

Note 14—Guarantor Subsidiaries

        The 8% Senior Notes due 2011 are fully and unconditionally and jointly and severally guaranteed, on a senior unsecured basis, by our 100% owned subsidiaries. In accordance with criteria established

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 14—Guarantor Subsidiaries (Continued)

under Rule 3-10(f) of Regulation S-X under the Securities Act, summarized financial information of Vought and its guarantor subsidiaries is presented below:

Vought Aircraft Industries, Inc.
Consolidating Balance Sheet
March 30, 2008
($ in millions, except share amounts) (Unaudited)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$41.3	$0.1	$—	$41.4
Trade and other receivables	130.1	8.3	—	138.4
Intercompany receivable	26.8	8.5	(35.3)	—
Inventories	342.7	15.8	—	358.5
Other current assets	10.3	0.5	—	10.8

Total current assets	551.2	33.2	(35.3)	549.1
Property, plant and equipment, net	504.6	8.7	—	513.3
Goodwill	464.0	63.7	—	527.7
Identifiable intangible assets, net	36.5	—	—	36.5
Debt origination costs, net and other assets	10.6	—	—	10.6
Investment in affiliated company	73.0	—	(73.0)	—
Investment in joint venture	8.0	—	—	8.0

Total assets	$1,647.9	$105.6	$(108.3)	$1,645.2

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable, trade	$172.7	$4.5	$—	$177.2
Intercompany payable	8.5	26.8	(35.3)	—
Accrued and other liabilities	65.1	0.1	—	65.2
Accrued payroll and employee benefits	42.1	1.2	—	43.3
Accrued post-retirement benefits—current	47.2	—	—	47.2
Accrued pension—current	0.7	—	—	0.7
Current portion of long-term bank debt	4.0	—	—	4.0
Accrued contract liabilities	250.2	—	—	250.2

Total current liabilities	590.5	32.6	(35.3)	587.8
Long-term liabilities:
Accrued post-retirement benefits	481.1	—	—	481.1
Accrued pension	347.1	—	—	347.1
Long-term bank debt, net of current portion	409.0	—	—	409.0
Long-term bond debt	270.0	—	—	270.0
Other non-current liabilities	179.3	—	—	179.3

Total liabilities	2,277.0	32.6	(35.3)	2,274.3
Stockholders' equity (deficit):
Common stock, par value $.01 per share; 50,000,000 shares authorized, 24,783,756 issued and outstanding at March 30, 2008	0.3	—	—	0.3
Additional paid-in capital	418.0	80.3	(80.3)	418.0
Shares held in rabbi trust	(1.6)	—	—	(1.6)
Accumulated deficit	(566.3)	(7.3)	7.3	(566.3)
Accumulated other comprehensive loss	(479.5)	—	—	(479.5)

Total stockholders' equity (deficit)	$(629.1)	$73.0	$(73.0)	$(629.1)

Total liabilities and stockholders' equity (deficit)	$1,647.9	$105.6	$(108.3)	$1,645.2

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 14—Guarantor Subsidiaries (Continued)

Vought Aircraft Industries, Inc.
Consolidating Balance Sheet
December 31, 2007
($ in millions, except share amounts)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$75.1	$0.5	$—	$75.6
Trade and other receivables	75.3	6.1	—	81.4
Intercompany receivable	24.1	7.3	(31.4)	—
Inventories	347.0	15.8	—	362.8
Other current assets	5.9	0.5	—	6.4

Total current assets	527.4	30.2	(31.4)	526.2
Property, plant and equipment, net	498.7	8.3	—	507.0
Goodwill	464.0	63.7	—	527.7
Identifiable intangible assets, net	40.1	—	—	40.1
Debt origination costs, net and other assets	11.5	—	—	11.5
Investment in affiliated company	72.5		(72.5)	—
Investment in joint venture	8.4	—	—	8.4

Total assets	$1,622.6	$102.2	$(103.9)	$1,620.9

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable, trade	$174.3	$4.4	$—	$178.7
Intercompany payable	7.3	24.1	(31.4)	—
Accrued and other liabilities	73.9	0.2	—	74.1
Accrued payroll and employee benefits	47.2	1.0	—	48.2
Accrued post-retirement benefits—current	47.2	—	—	47.2
Accrued pension—current	0.7	—	—	0.7
Current portion of long-term bank debt	4.0	—	—	4.0
Accrued contract liabilities	230.4	—	—	230.4

Total current liabilities	585.0	29.7	(31.4)	583.3
Long-term liabilities:
Accrued post-retirement benefits	482.0	—	—	482.0
Accrued pension	361.2	—	—	361.2
Long-term bank debt, net of current portion	409.0	—	—	409.0
Long-term bond debt	270.0	—	—	270.0
Other non-current liabilities	181.2	—	—	181.2

Total liabilities	2,288.4	29.7	(31.4)	2,286.7
Stockholders' equity (deficit):
Common stock, par value $.01 per share; 50,000,000 shares authorized, 24,768,991 issued and outstanding at December 31, 2007	0.3	—	—	0.3
Additional paid-in capital	417.4	80.3	(80.3)	417.4
Shares held in rabbi trust	(1.6)	—	—	(1.6)
Accumulated deficit	(595.0)	(7.8)	7.8	(595.0)
Accumulated other comprehensive loss	(486.9)	—	—	(486.9)

Total stockholders' equity (deficit)	$(665.8)	$72.5	$(72.5)	$(665.8)

Total liabilities and stockholders' equity (deficit)	$1,622.6	$102.2	$(103.9)	$1,620.9

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 14—Guarantor Subsidiaries (Continued)

Vought Aircraft Industries, Inc.
Consolidating Statement of Operations
Three Months Ended March 30, 2008
($ in millions) (Unaudited)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Totals
Revenue	$413.0	$17.5	$(5.1)	$425.4
Costs and expenses
Cost of sales	315.6	15.8	(5.1)	326.3
Selling, general and administrative expenses	53.1	1.2	—	54.3

Total costs and expenses	368.7	17.0	(5.1)	380.6

Operating income	44.3	0.5	—	44.8
Other income (expense)
Interest income	0.1	—	—	0.1
Equity in loss of joint venture	(0.4)	—	—	(0.4)
Interest expense	(15.8)	—	—	(15.8)
Equity in income (loss) of consolidated subsidiaries	0.5	—	(0.5)	—

Income (loss) before income taxes	28.7	0.5	(0.5)	28.7
Income tax expense	—	—	—	—

Net income (loss)	$28.7	$0.5	$(0.5)	$28.7

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 14—Guarantor Subsidiaries (Continued)

Vought Aircraft Industries, Inc.
Consolidating Statement of Operations
Three Months Ended April 1, 2007
($ in millions) (Unaudited)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Totals
Revenue	$368.2	$14.6	$(2.1)	$380.7
Costs and expenses
Cost of sales	278.8	15.8	(2.1)	292.5
Selling, general and administrative expenses	52.8	1.2	—	54.0

Total costs and expenses	331.6	17.0	(2.1)	346.5

Operating income (loss)	36.6	(2.4)	—	34.2
Other income (expense)
Interest income	1.3	—	—	1.3
Other loss	—	(0.1)	—	(0.1)
Equity in loss of joint venture	(0.3)	—	—	(0.3)
Interest expense	(15.9)	—	—	(15.9)
Equity in income (loss) of consolidated subsidiaries	(2.5)	—	2.5	—

Income (loss) before income taxes	19.2	(2.5)	2.5	19.2
Income taxes	—	—	—	—

Net income (loss)	$19.2	$(2.5)	$2.5	$19.2

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 14—Guarantor Subsidiaries (Continued)

Vought Aircraft Industries, Inc.
Consolidating Cash Flow Statement
Three Months Ended March 30, 2008
($ in millions) (Unaudited)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Total
Operating activities
Net income (loss)	$28.7	$0.5	$(0.5)	$28.7
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	15.6	0.4	—	16.0
Stock compensation expense	0.6	—	—	0.6
Equity in losses of joint venture	0.4	—	—	0.4
Loss from asset disposals	0.3	—	—	0.3
Income from investments in consolidated subsidiaries	(0.5)	—	0.5	—
Changes in current assets and liabilities:
Trade and other receivables	(54.8)	(2.2)	—	(57.0)
Intercompany accounts receivable	(2.7)	(1.2)	3.9	—
Inventories	4.3	—	—	4.3
Other current assets	(4.4)	—	—	(4.4)
Accounts payable, trade	(1.6)	0.1	—	(1.5)
Intercompany accounts payable	1.2	2.7	(3.9)	—
Accrued payroll and employee benefits	(5.1)	0.2	—	(4.9)
Accrued and other liabilities	(8.8)	(0.1)	—	(8.9)
Accrued contract liabilities	19.8	—	—	19.8
Other assets and liabilities—long-term	(8.6)	—	—	(8.6)

Net cash provided by (used in) operating activities	(15.6)	0.4	—	(15.2)
Investing activities
Capital expenditures	(18.2)	(0.8)	—	(19.0)

Net cash used in investing activities	(18.2)	(0.8)	—	(19.0)
Financing activities
Proceeds from short-term bank debt	138.0	—	—	138.0
Payments on short-term bank debt	(138.0)	—	—	(138.0)

Net cash provided by (used in) financing activities	—	—	—	—
Net decrease in cash and cash equivalents	(33.8)	(0.4)	—	(34.2)
Cash and cash equivalents at beginning of period	75.1	0.5	—	75.6

Cash and cash equivalents at end of period	$41.3	$0.1	$—	$41.4

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 14—Guarantor Subsidiaries (Continued)

Vought Aircraft Industries, Inc.
Consolidating Cash Flow Statement
Three Months Ended April 1, 2007
($ in millions) (Unaudited)

	Vought	Guarantor Subsidiaries	Intercompany Eliminations	Total
Operating activities
Net income (loss)	$19.2	$(2.5)	$2.5	$19.2
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	14.7	0.4	—	15.1
Stock compensation expense	0.7	—	—	0.7
Equity in losses of joint venture	0.3	—	—	0.3
Loss from asset disposals	0.3	0.1	—	0.4
Income from investments in consolidated subsidiaries	2.5	—	(2.5)	—
Changes in current assets and liabilities:
Trade and other receivables	(35.9)	(3.4)	—	(39.3)
Intercompany accounts receivable	(3.6)	(0.3)	3.9	—
Inventories	13.8	0.3	—	14.1
Other current assets	(3.1)	(0.1)	—	(3.2)
Accounts payable, trade	(16.1)	1.1	—	(15.0)
Intercompany accounts payable	0.3	3.6	(3.9)	—
Accrued payroll and employee benefits	(9.8)	0.1	—	(9.7)
Accrued contract liabilities	50.1	—	—	50.1
Other assets and liabilities—long-term	(12.9)	—	—	(12.9)

Net cash provided by (used in) operating activities	20.5	(0.7)	—	19.8
Investing activities
Capital expenditures	(17.4)	(0.1)	—	(17.5)
Investment in joint venture	(4.5)	—	—	(4.5)

Net cash used in investing activities	(21.9)	(0.1)	—	(22.0)
Financing activities
Payments on long-term bank debt	(1.0)	—	—	(1.0)
Payments on capital leases	(0.1)	(0.1)	—	(0.2)

Net cash used in financing activities	(1.1)	(0.1)	—	(1.2)
Net decrease in cash and cash equivalents	(2.5)	(0.9)	—	(3.4)
Cash and cash equivalents at beginning of period	92.5	0.9	—	93.4

Cash and cash equivalents at end of period	$90.0	$—	$—	$90.0

Note 15—Fair Value Measurements

        We adopted SFAS 157, "Fair Value Measurements" on January 1, 2008, for our financial assets and financial liabilities. SFAS 157 defines fair value, provides guidance for measuring fair value and requires certain disclosures. The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation

Vought Aircraft Industries, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Continued)

Period Ended March 30, 2008

Note 15—Fair Value Measurements (Continued)

techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

  •
  Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

  •
  Level 2: Inputs, other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

  •
  Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

        Our deferred compensation liability to former executives is based on the fair value of our common stock. As of March 30, 2008, the fair value determination of the $3.8 million deferred compensation liability involves level 3 inputs. However, the value of this liability has not changed since December 31, 2007.

Note 16—Comprehensive Income

        Total comprehensive income consisted of the following:

	For the Three Months Ended
	March 30, 2008	April 1, 2007
	($ in millions)
Net income	$28.7	$19.2
Other comprehensive income (loss), net of tax
Pension	9.9	4.6
OPEB	(2.5)	—

Total other comprehensive income	$36.1	$23.8

Note 17—Subsequent Events

        On May 6, 2008, we entered into a joinder agreement with Lehman Brothers Commercial Bank, Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., Goldman Sachs Credit Partners L.P., Lehman Brothers Inc. and J.P. Morgan Securities Inc. (the "Incremental Lenders") whereby the Incremental Lenders agreed to fund an incremental facility (the "Incremental Facility"), pursuant to which we borrowed an additional $200.0 million of term loans pursuant to our existing senior credit facilities. We received proceeds, net of fees and expenses, of approximately $184.8 million from the Incremental Facility, which we expect to use for general corporate purposes.

        After the incurrence of the indebtedness under the Incremental Facility, $612.0 million is outstanding under our senior credit facilities. The interest rates per annum applicable to the Incremental Facility are, at our option, the ABR or Eurodollar Base Rate plus, in each case, an applicable margin equal to 3.00% for ABR loans and 4.00% for Eurodollar Base Rate loans, subject to a Eurodollar Base Rate floor of 3.50%.

        Except for amortization and interest rate, the terms of the Incremental Facility, including mandatory prepayments, representations and warranties, covenants and events of default, are the same as those applicable to the existing term loans under our senior credit facilities. The term loans under the Incremental Facility will be repayable in equal quarterly installments of $470,000 starting in September 2008, with the balance due on December 22, 2011.

                  Shares

Vought Aircraft Holdings, Inc.

Common Stock

PROSPECTUS
                                , 2008

LEHMAN BROTHERS
GOLDMAN, SACHS & CO.
JPMORGAN

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for The Financial Industry Regulatory Authority, or FINRA, the listing fee for The New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee		$9,825
FINRA filing fee		25,500
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*

    *
    To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

        Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

        Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

        Our by-laws provides for indemnification of the officers and directors to the full extent permitted by applicable law.

        The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.    Recent Sales of Unregistered Securities

        Set forth below is information regarding all equity securities sold and employee stock options, stock appreciation rights, restricted stock units and restricted common stock granted by the Company since January 1, 2005. Also included is the consideration, if any, received for such securities, and information relating to the section of the Securities Act and the rules of the Securities and Exchange Commission pursuant to which the following issuances were exempt from registration. None of these securities were registered under the Securities Act. No award of options involved any sale under the Securities Act. No sale of securities involved the use of an underwriter and no commissions were paid in connection with the sales of any securities.

  1.
  At various times since January 1, 2005, we granted options to purchase an aggregate of 230,000 shares of common stock to current and prior employees and directors at a weighted average exercise price of $18.25 per share of which 99,000 remain outstanding net of exercises, forfeitures and expiration since their respective grant dates. Since January 1, 2005, we have issued and sold an aggregate of 51,625 shares of our common stock to current and prior employees at a price of $10.00 per share pursuant to exercises of options. In addition to the foregoing option grants, since January 1, 2005, we granted to current and prior employees (i) 1,056,650 stock appreciation rights of which 946,700 remain outstanding and, based on a fair market value of $23.85 per share of our common stock, are exercisable for 549,742 shares of our common stock; and (ii) restricted stock units convertible into 664,286 shares of our common stock at fair market values ranging from $8.79 to $23.85 per share. Since January 1, 2005, we have issued an aggregate of 5,333 shares of our common stock pursuant the exercise of stock appreciation rights. No shares of our common stock have been issued as a result of the conversion of restricted stock units since January 1, 2005.

  2.
  At various times since January 1, 2005, we granted 31,286 restricted shares of our common stock to outside directors in each case at the per share fair market value at the time of the grant, which ranged from $8.79 to $23.85 per share.

  3.
  In 2006, we sold an aggregate of 10,650 restricted shares of our common stock to outside directors in each case at the per share fair market value of $8.38 per share. In May 2008, we sold an aggregate of 4,190 restricted shares of our common stock to outside directors in each case at the per share fair market value of $23.85 per share.

        The issuances and grants of the securities described in paragraphs 1 and 2 were exempt from registration under the Securities Act under Rule 701, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of such options and common stock were related to compensation. Appropriate legends were affixed to any share certificates issued in such transactions. All recipients either received adequate information from us or had adequate access, through their employment with us or otherwise, to information about us.

        The issuances of the securities described in paragraph 3 were exempt from registration under the Securities Act in reliance on Section 4(2) because the issuance of securities to recipients did not involve a public offering. The recipient of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to resale or distribution thereof, and appropriate legends were affixed to share certificates issued in such transactions. Each of the recipients of securities in the transactions described in paragraph 3 were accredited or sophisticated investors and had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and Financial Statement Schedule

  (a)
  Exhibits

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
2.1
Asset Purchase Agreement, dated as of June 9, 2000, by and between Northrop Grumman Corporation and Vought Aircraft Industries, Inc. (fka "VAC Acquisition Corp. II"). Incorporated by reference from Exhibit 2.1 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
2.2
Agreement and Plan of Merger, dated as of May 12, 2003, by and among Vought Aircraft Industries Inc., TA Acquisition Holdings, Inc. and The Aerostructures Corporation. Incorporated by reference from Exhibit 2.2 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
2.3
Contribution Agreement, dated as of January 1, 2004, between The Aerostructures Corporation and Contour Aerospace Corporation. Incorporated by reference from Exhibit 2.3 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
2.4
Certificate of Ownership and Merger, dated as of January 1, 2004, merging The Aerostructures Corporation with and into Vought Aircraft Industries, Inc. Incorporated by reference from Exhibit 2.4 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
3.1*	Certificate of Incorporation of Vought Aircraft Holdings, Inc., dated May 12, 2007.
3.2
Certificate of Incorporation of Vought Aircraft Industries, Inc. (fka "VAC Acquisition Corp. II"), dated May 26, 2000. Incorporated by reference from Exhibit 3.1 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
3.3
Certificate of Amendment to the Certificate of Incorporation of Vought Aircraft Industries, Inc. (fka "VAC Acquisition Corp. II"), dated June 14, 2000. Incorporated by reference from Exhibit 3.2 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
3.4
Certificate of Ownership and Merger merging VAC Holdings II, Inc. into Vought Aircraft Industries, Inc., dated August 13, 2001. Incorporated by reference from Exhibit 3.3 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
3.5
Certificate of Incorporation of VAC Industries, Inc., dated July 7, 1992. Incorporated by reference from Exhibit 3.4 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528) , filed with the SEC on April 15, 2004.
3.6
Certificate of Incorporation of Vought Commercial Aircraft Company (fka "Northrop Grumman Commercial Aircraft Company"), dated February 26, 1996. Incorporated by reference from Exhibit 3.5 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
3.7
Certificate of Amendment to the Certificate of Incorporation of Vought Commercial Aircraft Company (fka "Northrop Grumman Commercial Aircraft Company"), dated January 16, 2001. Incorporated by reference from Exhibit 3.6 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
3.8
Certificate of Incorporation of Contour Aerospace Corporation, dated December 4, 2003. Incorporated by reference from Exhibit 3.7 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
3.9*	By-laws of Vought Aircraft Holdings, Inc., dated May 12, 2007.

3.10
By-laws of Vought Aircraft Industries, Inc. Incorporated by reference from Exhibit 3.8 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
3.11
By-laws of VAC Industries, Inc. Incorporated by reference from Exhibit 3.9 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
3.12
By-laws of Vought Commercial Aircraft Company (fka "Northrop Grumman Commercial Aircraft Company"). Incorporated by reference from Exhibit 3.10 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
3.13
By-laws of Contour Aerospace Corporation. Incorporated by reference from Exhibit 3.11 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
3.14*	Form of Amended and Restated Certificate of Incorporation of Vought Aircraft Holdings, Inc. to be effective upon completion of this offering.
3.15*	Form of Amended and Restated Bylaws of Vought Aircraft Holdings, Inc. to be effective upon completion of this offering.
4.1
Indenture, dated July 2, 2003, among Vought Aircraft Industries, Inc., as issuer, VAC Industries, Inc., Vought Commercial Aircraft Company and The Aerostructures Corporation, as guarantors, and Wells Fargo Bank Minnesota, National Association, as trustee. Incorporated by reference from Exhibit 4.1 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
4.2
Supplemental Indenture, dated December 4, 2003, among Vought Aircraft Industries, Inc., as issuer, VAC Industries, Inc., Vought Commercial Aircraft Company and The Aerostructures Corporation, as guarantors, Contour Aerospace Corporation, as additional guarantor, and Wells Fargo Bank Minnesota, National Association, as trustee. Incorporated by reference from Exhibit 4.2 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
4.3
Form of Note (included as Exhibit A to Exhibit 4.1). Incorporated by reference from Exhibit A of Exhibit 4.1 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
4.4
Form of Notation of Senior Note Relating to Subsidiary Guarantee (included as Exhibit C to Exhibit 4.1). Incorporated by reference from Exhibit C of Exhibit 4.1 to Vought Aircraft Industries, Inc.'s Registration Statement on Form S-4/A (Registration No. 333-112528), filed with the SEC on April 15, 2004.
4.5*	Form of stock certificate of common stock.
5.1*	Opinion of Latham & Watkins LLP.
10.1
Credit Agreement, dated as of December 22, 2004, by and among Vought Aircraft Industries, Inc., as borrower, certain subsidiaries of Vought Aircraft Industries, Inc., as guarantors, certain Financial Institutions, as lenders, Lehman Commercial Paper Inc., in its capacity as administrative agent and in its capacity as collateral agent, JPMorgan Chase Bank, N.A., in its capacity as syndication agent and Goldman Sachs Credit Partners, L.P., as Documentation Agent. (Portions of this exhibit have been redacted in connection with our application for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.) Incorporated by reference from Exhibit 10.1 to Vought Aircraft Industries, Inc.'s Annual Report on Form 10-K (Registration No. 333-112528), filed with the SEC on March 30, 2005.
10.2
Separation agreement between Vought Aircraft Industries, Inc. and Tom Risley, dated January 31, 2006. Incorporated by reference from Exhibit 10.1 to Vought Aircraft Industries, Inc.'s Form 8-K, filed with the SEC on February 6, 2006.

10.3
Consulting agreement between Vought Aircraft Industries, Inc. and Tom Risley, dated January 31, 2006. Incorporated by reference from Exhibit 10.2 to Vought Aircraft Industries, Inc.'s Form 8-K, filed with the SEC on February 6, 2006.
10.4
Employment agreement between Vought Aircraft Industries, Inc. and Elmer Doty, dated March 29, 2006. Incorporated by reference from Exhibit 10.7 to Vought Aircraft Industries, Inc.'s Annual Report on Form 10-K, filed with the SEC on March 31, 2006.
10.5
Separation agreement between Vought Aircraft Industries, Inc. and Erich Smith, dated April 21, 2006. Incorporated by reference from Exhibit 10.1 to Vought Aircraft Industries, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on May 10, 2006.
10.6
Separation agreement between Vought Aircraft Industries, Inc. and Vern Broomall, dated June 16, 2006. Incorporated by reference from Exhibit 10.1 to Vought Aircraft Industries, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2006.
10.7
Employment agreement between Vought Aircraft Industries, Inc. and Keith Howe, dated January 4, 2007. Incorporated by reference from Exhibit 10.12 to Vought Aircraft Industries, Inc.'s Annual Report on Form 10-K, filed with the SEC on March 15, 2007.
10.8
Employment agreement between Vought Aircraft Industries, Inc. and Steve Davis, dated November 8, 2007. Incorporated by reference from Exhibit 10.1 to Vought Aircraft Industries, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2007.
10.9
Employment agreement between Vought Aircraft Industries, Inc. and Dennis Orzel, dated November 8, 2007. Incorporated by reference from Exhibit 10.2 to Vought Aircraft Industries, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2007.
10.10	Joinder Agreement, dated May 6, 2008. Incorporated by reference from Exhibit 10.9 to Vought Aircraft Industries, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on May 12, 2008.
14.1
Code of Ethics for the Board of Directors, Chief Executive Officer, Chief Financial Officer and Controller. Incorporated by reference from Exhibit 14.1 to Vought Aircraft Industries, Inc.'s Annual Report on Form 10-K (Registration No. 333-112528), filed with the SEC on March 30, 2005.
21.1*	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature pages).

*
To be filed by Amendment.

(b)
Financial Statement Schedules:

        Schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in our financial statements or accompanying notes.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas on May 16, 2008.

VOUGHT AIRCRAFT HOLDINGS, INC.
By:	/s/ ELMER L. DOTY
Name: Elmer L. Doty Title: Chairman and Chief Executive Officer

Power of Attorney

        Each person whose signature appears below authorizes Elmer L. Doty, Keith B. Howe and Kevin P. McGlinchey, or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute in his name and on his behalf, in any and all capacities, this Registrant's registration statement on Form S-1 relating to the common stock and any amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments thereto)), necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of such registration statement, which amendments may make such changes in such registration statement as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ ELMER L. DOTY Elmer L. Doty	Chairman and Chief Executive Officer (Principal Executive Officer)	May 16, 2008
/s/ KEITH B. HOWE Keith B. Howe	Chief Financial Officer (Principal Financial Officer)	May 16, 2008
/s/ WENDY G. HARGUS Wendy G. Hargus	Chief Accounting Officer and Treasurer (Principal Accounting Officer)	May 16, 2008
/s/ PETER J. CLARE Peter J. Clare	Director	May 16, 2008
/s/ ALLAN M. HOLT Allan M. Holt	Director	May 16, 2008

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Industry Overview
Competitive Strengths
Business Strategy
Recent Developments
Company Information
Our Principal Equity Investor
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS
UNDERWRITING
INDUSTRY AND MARKET DATA
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Vought Aircraft Industries, Inc. Consolidated Balance Sheets ($ in millions, except share amounts)
Vought Aircraft Industries, Inc. Consolidated Statements of Operations ($ in millions)
Vought Aircraft Industries, Inc. Consolidated Statements of Stockholders' Equity (Deficit) ($ in millions)
Vought Aircraft Industries, Inc. Consolidated Statements of Cash Flows ($ in millions)
Vought Aircraft Industries, Inc. Notes to Consolidated Financial Statements
Vought Aircraft Industries, Inc. Consolidating Balance Sheet December 31, 2007 ($ in millions, except share amounts)
Vought Aircraft Industries, Inc. Consolidated Balance Sheets ($ in millions, except share amounts)
Vought Aircraft Industries, Inc. Consolidated Statements of Operations (unaudited, $ in millions)
Vought Aircraft Industries, Inc. Consolidated Statements of Cash Flows (unaudited, $ in millions)
Vought Aircraft Industries, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements Period Ended March 30, 2008
Vought Aircraft Industries, Inc. Consolidating Balance Sheet March 30, 2008 ($ in millions, except share amounts) (Unaudited)
Vought Aircraft Industries, Inc. Consolidating Balance Sheet December 31, 2007 ($ in millions, except share amounts)
Vought Aircraft Industries, Inc. Consolidating Statement of Operations Three Months Ended March 30, 2008 ($ in millions) (Unaudited)
Vought Aircraft Industries, Inc. Consolidating Statement of Operations Three Months Ended April 1, 2007 ($ in millions) (Unaudited)
Vought Aircraft Industries, Inc. Consolidating Cash Flow Statement Three Months Ended March 30, 2008 ($ in millions) (Unaudited)
Vought Aircraft Industries, Inc. Consolidating Cash Flow Statement Three Months Ended April 1, 2007 ($ in millions) (Unaudited)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedule
  Item 17. Undertakings
Signatures
Power of Attorney